SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

March 31, 2011

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒     Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐      No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102) and on September 11, 2008 (Registration No. 333-153419)

Enclosure:	Materials for the Annual General Meeting of Shareholders.

Rosh Ha’ayin, Israel
March 31, 2011

PARTNER COMMUNICATIONS COMPANY LTD.

NOTICE OF

ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that a general meeting of shareholders constituting an Annual General Meeting (the “AGM”) of Partner Communications Company Ltd. (the “Company”, “Partner” or “we”) will be held on  May 5, 2011 at 10:00 a.m. (Israel time), at our offices, 8 Ha’amal Street, Rosh Ha’ayin, Israel or at any adjournment thereof.

It is proposed at the AGM to adopt the following resolutions:

(1)
to re-appoint Kesselman & Kesselman, independent certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited group, as the Company's auditor for the period ending at the close of the next annual general meeting;

(2)
to discuss the auditor’s remuneration for the year ended December 31, 2010, as determined by the Audit Committee and by the Board of Directors, and the report of the Board of Directors with respect to the remuneration paid to the auditor and its affiliates for the year ended December 31, 2010;

(3)	to discuss the Company’s audited financial statements for the year ended December 31, 2010 and the report of the Board of Directors for such period;

(4)
to re-elect the following directors to the Company’s Board of Directors until the close of the next annual general meeting: Ilan Ben Dov, Erez Gissin, Dr. Shlomo Nass, Yahel Shachar and Avi Zeldman; to approve the compensation terms of several directors; to approve (subject to adoption of Resolution 5 below), the insurance of the directors up for re-election at the AGM and of Mrs. Osnat Ronen; and to approve (subject to adoption of Resolution 6 below), indemnification of Mr. Avi Zeldman.

(5)	to (A) approve and ratify renewal of a “D&O” Insurance Policy and approve an extension of the D&O Policy; and (B) approve the entry into a new “D&O” Insurance Policy.

(6)	to approve and ratify the grant of an Indemnification Letter to Mr. Avi Zeldman (all other directors continue to benefit from the existing indemnification thereof).

(7)
to approve and ratify as a “framework transaction” the purchase of handsets, accessories, spare parts and repair services under a revised agreement with Scailex Corporation Ltd., the controlling party of the Company.

The vote of the holders of a majority of the Ordinary Shares, par value NIS 0.01 per share (the “Ordinary Shares”) participating at the AGM and voting on the matter is required for the approval of items no. 1 and 4-6 on the agenda. No vote is required in connection with the discussion of items 2-3 on the agenda.

The vote of the holders of a majority of the Ordinary Shares participating at the AGM and voting on the matter will be required for the approval of item no. 7 on the agenda; provided that one of the following conditions is fulfilled: (i) the majority of votes in favor of the matter shall include at least one-third of the votes of shareholders not having a Personal Interest (as defined in the Israeli Companies Law (1999), as amended (the “Israeli Companies Law”)) in the resolution, which votes shall not include abstaining votes; or (ii) the total number of objecting votes of the shareholders mentioned in clause (i) does not exceed 1% of the total voting rights in the Company.

Only shareholders of record at the close of business on April 5, 2011 (the “Record Date”) will be entitled to participate in and vote at the AGM, subject to the restrictions in the Company’s Articles of Association, as set forth in the attached Proxy Statement. All shareholders are cordially invited to attend the AGM in person.

 The Israeli Companies Regulations (Deeds of Vote and Position Notices) of 2005 state that shareholders who will not attend the AGM in person may vote with respect to items no. 4-7 on the agenda by completing the second part of a Hebrew form of Deed of Vote (ktav hatzba'a). For the shareholders' convenience, items no. 1-3 on the agenda are also included in the Deed of Vote (although said items are not subject to the provisions of  such regulations), and an English convenience translation of the Deed of Vote is included. Under such regulations, the shareholders may also submit a position notice (hodaat emda) to the Company’s office (envelope marked clearly as “position notice”, to the Company’s Vice President, Legal Affairs and Company Secretary, at the address stated above) in respect of items no. 4-7 on the agenda, no later than ten days following the Record Date (April 15, 2011). The deadline for submission of the Board of Directors’ response to such position notices is April 22, 2011. The Hebrew form of the Deed of Vote and position notices (if any) are available on the websites: www.magna.isa.gov.il or www.maya.tase.co.il; and a convenience translation of the documents into English is available on Form 6-K at the U.S. Securities and Exchange Commission’s EDGAR System http://www.sec.gov/edgar.shtml.

Shareholders who will not attend the AGM in person are requested to complete, date and sign the aforementioned form of Deed of Vote (either the English or the Hebrew version) distributed herewith and to return it promptly (and in any event at least seventy two hours prior to the time of the AGM) to the Company at its address above.

ii

The Articles of Association of the Company also allow shareholders registered in the Company’s Shareholders Register to appoint a proxy to vote in their stead (whether personally or by means of a Deed of Vote) at the AGM, by means of a Deed of Authorization in the form attached to this Proxy Statement, so long as the Deed of Authorization is delivered to the Company at least two Business Days (as defined in the Company's Articles of Association) prior to the date of the AGM. Shareholders may revoke their Deeds of Authorization by written notice received at the offices of the Company prior to the commencement of the AGM, and vote their shares in person.

Two or more shareholders holding Ordinary Shares conferring in the aggregate at least one-third of our voting rights, present in person or by proxy at the AGM, or who have delivered to us a Deed of Vote, will constitute a lawful quorum at the AGM. Should no lawful quorum be present one half hour following the time set for the AGM, the AGM shall be adjourned to Thursday, May 12, 2011, at the same time and place.

A shareholder is entitled to contact the Company directly and receive the text of the Deed of Vote (ktav hatzba'a) and the Position Notices (hodaot emda).

A shareholder, whose shares are registered with a member of the Tel-Aviv Stock Exchange Ltd. (the “Exchange”), is required to prove his share ownership to vote at the AGM. Such shareholder shall provide the Company with an ownership certificate (as of the Record Date) from that Exchange member and is entitled to receive the ownership certificate in the branch of the Exchange member or by mail to his address (in consideration of mailing fees only), if the shareholder so requested. Such a request will be made in advance for a particular securities account.

A shareholder, whose shares are registered with an Exchange member, is entitled to receive from the Exchange member who holds the share on the shareholder’s behalf, by e-mail, for no charge, a link to the text of the Deed of Vote and to the Position Notices posted on the Israel Securities Authority website, unless the shareholder notified that the shareholder is not so interested; provided, that the notice was provided with respect to a particular securities account, prior to the Record Date.

Copies of the proposed resolutions are available at our offices, 8 Ha’amal Street, Rosh Ha’ayin, Israel, every business day from 9 a.m. to 5 p.m. (Israel time), following coordination at telephone number +972-54-7814191.

By Order of the Board of Directors ROLY KLINGER, ADV. Vice President, Legal Affairs and Company Secretary

iii

PARTNER COMMUNICATIONS COMPANY LTD.

8 Ha’amal Street

Rosh Ha’ayin 48103, Israel

     PROXY STATEMENT

This Proxy Statement is furnished to the holders of Ordinary Shares, par value NIS 0.01 per share (the “Ordinary Shares”), including holders of American Depositary Shares (each representing one Ordinary Share, the “ADSs”) of Partner Communications Company Ltd. (the “Company”, “Partner” or “we”) in connection with the solicitation by the Board of Directors of proxies for use at a general meeting of shareholders constituting an Annual General Meeting (the “AGM”), to be held on May 5, 2011 commencing at 10:00 a.m. (Israel time), at our offices, 8 Ha’amal Street, Rosh Ha’ayin, Israel, or at any adjournment thereof.

It is proposed at the AGM to adopt the following resolutions:

(1)
to re-appoint Kesselman & Kesselman, independent certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited group, as the Company's auditor for the period ending at the close of the next annual general meeting;

(2)
to discuss the auditor’s remuneration for the year ended December 31, 2010, as determined by the Audit Committee and by the Board of Directors, and the report of the Board of Directors with respect to the remuneration paid to the auditor and its affiliates for the year ended December 31, 2010;

(3)	to discuss the Company’s audited financial statements for the year ended December 31, 2010 and the report of the Board of Directors for such period;

(4)
to re-elect the following directors to the Company’s Board of Directors until the close of the next annual general meeting: Ilan Ben Dov, Erez Gissin, Dr. Shlomo Nass, Yahel Shachar and Avi Zeldman; to approve the compensation terms of several directors; to approve (subject to adoption of Resolution 5 below), the insurance of the directors up for re-election at the AGM and of Mrs. Osnat Ronen; and to approve (subject to adoption of Resolution 6 below), indemnification of Mr. Avi Zeldman.

(5)	to (A) approve and ratify renewal of a “D&O” Insurance Policy and approve an extension of the D&O Policy; and (B) approve the entry into a new “D&O” Insurance Policy.

(6)	to approve and ratify the grant of an Indemnification Letter to Mr. Avi Zeldman (all other directors continue to benefit from the existing indemnification thereof).

(7)
to approve and ratify as a “framework transaction” the purchase of handsets, accessories, spare parts and repair services under a revised agreement with Scailex Corporation Ltd., the controlling party of the Company.

A form of a Deed of Vote (English and Hebrew versions) for use at the AGM (either the English or the Hebrew version) is distributed herewith. With respect to Items no. 4-7 on the agenda, the Deed of Vote shall also be deemed as a Deed of Vote (Ktav Hatzba'a) under the Israeli Companies Law (1999), as amended (the "Israeli Companies Law") and Israeli Companies Regulations (Deeds of Vote and Position Notices) of 2005. Shareholders may withdraw their Deed of Vote by contacting the Company at its address above and duly proving their identity, at least 24 hours prior to the AGM and vote their shares in person. Ordinary Shares represented by any Deed of Vote in the English or the Hebrew version distributed herewith, if properly executed and delivered to the Company at the address above at least seventy two hours prior to the time of the AGM, will be voted as indicated on the form.

In parallel to distribution of this Notice and Proxy Statement, the aforementioned Hebrew version of a Deed of Vote (ktav hatzba'a) per Israeli requirements and an English version of a Deed of Vote will be distributed among the shareholders. The shareholders are requested to send only one version of a Deed of Vote (an English version or a Hebrew version, but not both). If both versions will be sent by shareholders, in case of contradiction between the two versions (as determined by the Company’s Secretary), the vote shall be disqualified.

Proxies for use at the AGM are being solicited by the Board of Directors of the Company. Only shareholders of record at the close of business on April 5, 2011, will be entitled to participate in and vote at the AGM. Proxies are being mailed to non-registered shareholders on or about March 31, 2011 and will be solicited primarily by mail; however, certain of our officers, directors, employees and agents, none of whom will receive additional compensation therefor, may solicit proxies by telephone, e-mail or other personal contact. Partner will bear the cost of the solicitation of the proxies by the Board of Directors, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

On March 27, 2011, the Company had outstanding 155,270,062 Ordinary Shares, excluding 4,467,990 treasury shares. The holder of each Ordinary Share is entitled to one vote upon each of the matters to be presented at the AGM.

Registered joint holders of shares should take note that, pursuant to the Articles of Association of the Company, only the first named joint holder of any share shall vote, either in person, by proxy or by Deed of Vote, without taking into account the other registered joint holder(s) of the share. For this purpose, the first named joint holder shall be the person whose name is registered first in the Shareholders Register.

Holders of ADSs are not registered in the Company’s Shareholders Register but may instruct the Depositary, Bank of New York, as to the exercise of the voting rights pertaining to the Ordinary Shares evidenced by their ADSs in the manner and to the extent provided in the Depositary Agreement governing the ADSs.

ITEMS 1 AND 2 – RE-APPOINTMENT OF

AUDITOR AND DISCUSSION OF ITS REMUNERATION

Under the Israeli Companies Law and the Company’s Articles of Association, the shareholders of the Company are authorized to appoint the Company’s auditor, and the Board of Directors is authorized to determine the auditor’s remuneration. Under the Company’s Articles of Association, the Board of Directors is required to report the auditor’s remuneration to the shareholders and the shareholders are required to discuss that report. In addition, the approval by the Audit Committee of the auditor’s re-appointment and remuneration is required under the Nasdaq Corporate Governance Rules.

The Audit Committee has approved, and the Board of Directors has recommended, that Kesselman & Kesselman, independent certified public accountants in Israel and a member of the PricewaterhouseCoopers International Limited group (“Kesselman & Kesselman”), be re-appointed as auditor of the Company for the period ending at the close of the next annual general meeting.

The Audit Committee and the Board of Directors have determined that the remuneration of Kesselman & Kesselman, the Company’s auditor, for the year ended December 31, 2010, and its affiliates will be NIS 2,680 thousand for audit fees (including SOX audit), NIS 1,122 thousand for audit-related fees, and NIS 398 thousand for tax fees. Partner has agreed to indemnify Kesselman & Kesselman, and their personnel from any and all third party claims, liabilities, costs and expenses, including reasonable attorney’s fees, arising from or relating to services rendered under the Tax Services engagement letter for the year 2010, except to the extent finally determined to have resulted from the gross negligence, willful misconduct or fraudulent behavior of Kesselman & Kesselman relating to such services.

It is proposed that at the AGM the following resolutions be adopted:

1.	“RESOLVED, that the Company’s auditor, Kesselman & Kesselman, is hereby re-appointed as the auditor of the Company for the period ending at the close of the next annual general meeting”

The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval of this resolution.

The Board of Directors recommends a vote FOR approval of this proposed resolution.

It is proposed that at the AGM the following matter be discussed:

2.
“The remuneration of the auditor and its affiliates for the year 2010 as determined by the Audit Committee and by the Board of Directors and the report by the Board of Directors of the remuneration of the auditor and its affiliates for the same period are hereby noted.”

No vote of the holders of Ordinary Shares is required in connection with discussion of this item 2.

ITEM 3 – DISCUSSION OF THE COMPANY’S AUDITED FINANCIAL
STATEMENTS

The Audit Committee has approved (pursuant to the Nasdaq Corporate Governance Rules) and recommended (pursuant to regulations promulgated under the Israeli Companies Law), and the Board of Directors has approved (pursuant to the Israeli Companies Law), the audited financial statements of the Company for the year ended December 31, 2010, attached hereto as Annex “A”.  Under the Israeli Companies Law and the Company’s Articles of Association, shareholders’ discussion is required for both the financial statements and the related report of the Board of Directors, which is attached hereto as Annex “B”. A representative of the Company’s auditor, Kesselman & Kesselman, is expected to be present at the AGM, and will be available to respond to appropriate questions of shareholders.

It is proposed that at the AGM the following matter be discussed:

“The audited financial statements of the Company for the year ended December 31, 2010 and the report of the Board of Directors for such period are hereby noted.”

No vote of the holders of Ordinary Shares is required in connection with discussion of this item.

ITEM 4 – RE-ELECTION OF THE COMPANY’S DIRECTORS, APPROVAL
OF COMPENSATION AND RELATED MATTERS

Under the Israeli Companies Law, the directors of the Company (other than the external directors (Dahatzim) who generally serve for three year terms) shall be appointed at the annual general meeting unless otherwise provided in the Company’s Articles of Association. The elected directors shall commence their terms at the close of the AGM and serve in office until the close of the next annual general meeting, unless their office becomes vacant earlier in accordance with the provisions of the Israeli Companies Law and the Company’s Articles of Association or unless otherwise provided in the Company’s Articles of Association.

In accordance with Section 22A3 of the Company’s General License for the Provision of Mobile Radio Telephone Services using the Cellular Method in Israel dated April 7, 1998, as amended from time to time (the “License”), and with Article 23.2.6 of the Company’s Articles of Association, notwithstanding any other provision of the Articles of Association, a Qualified Israeli Director (as defined in the Articles of Association) shall be appointed as a member of the Board of Directors, and may be removed from such office, only upon written notice to the Company Secretary of his or her appointment or removal by Founding Israeli Shareholders holding Minimum Israeli Holding Shares (as both terms are defined in the Articles of Association) (the "Founding Israeli Shareholders"). The Founding Israeli Shareholders have appointed Mrs. Osnat Ronen as a Qualified Israeli Director on or prior to December 7, 2009. Mrs. Osnat Ronen serves as a General Partner of Viola Private Equity since January 2008 and serves as a director on the Board of Directors of the following companies: Amiad Filtration Systems Ltd., Aeronautics Systems Ltd. (and its subsidiaries), Ads Market Ltd., Orad Hi-Tech Ltd., D-pharm Ltd. and Degania Silicone Ltd.  From 2001 until 2007, Mrs. Ronen was the Deputy Chief Executive Officer of Leumi Partners (formerly Leumi & Co. Investment House), the private equity investment arm and investment banking services arm of the Leumi Group. Between 2004 and 2007, Mrs. Ronen was the Deployment Strategy & Execution Manager of the Bachar reform implementation of the Leumi Group. Prior to these positions, she served as Deputy Head of the Subsidiaries Division of the Leumi Group from 1999 until 2001. Mrs. Ronen was also a member of the following Boards of Directors: Audiocodes Ltd., Keshet Broadcasting Ltd., Paz Oil Company Ltd., Direct Insurance, Leumi Card, Fox Group Ltd., Arab Israeli Bank, Leumi Mortgage Bank and more. Mrs. Ronen holds an M.B.A. degree and a BSc degree in mathematics and computer science from Tel Aviv University. To the best knowledge of the Company and the Company's Directors, Mrs. Ronen is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Act of 1968) in the Company. No further notice of appointment or removal of a Qualified Israeli Director was received by the Company from the Founding Israeli Shareholders. Mrs. Ronen's re-appointment is not brought to the shareholders approval at the AGM and she continues to be a Qualified Israeli Director, until a contrary notice is duly received by the Company from the Founding Israeli Shareholders pursuant to the Company’s Articles of Association (unless her office becomes vacant earlier in accordance with the provisions of the Israeli Companies Law and the Company's Articles of Association).

Under the Company's Articles of Association, the Board of Directors has the right to elect any person as a director and to fill an office which became vacant. Any director elected in such manner shall serve in office until the coming annual meeting and may be re-elected. Accordingly, the Board of Directors has elected on February 22, 2011, Mr. Avi Zeldman as a director of the Company, instead of Mr. Yaron Bloch. Mr. Zeldman was recommended by Bank Leumi Ltd. and, as announced in 2009 by Scailex Corporation Ltd. (“Scailex”), the Controlling Party (as such term is defined in the Israeli Companies Law) of the Company, Scailex must use its voting power in the Company to cause the election of at least one director recommended by Bank Leumi Ltd.

All the directors listed below will terminate their office as directors of the Company as of the end of the AGM. It is proposed that these directors be re-elected until the close of the next annual general meeting, unless their office becomes vacant earlier in accordance with the provisions of the Israeli Companies Law and the Company's Articles of Association. No change is made hereby to the service of Mrs. Osnat Ronen as a Qualified Israeli Director and to the service of Dr. Michael Anghel and Mr. Barry Ben-Zeev (Woolfson) as external directors (Dahatzim) of the Company.

           The Board of Directors has determined that the board should include at least three directors who are “accounting and financial experts” under the Israeli Companies Law and regulations promulgated thereunder. Mr. Ilan Ben Dov, Dr. Michael Anghel, Mr. Barry Ben-Zeev (Woolfson), Mr. Erez Gissin, Dr. Shlomo Nass, Mr. Yahel Shachar, Mrs. Osnat Ronen and Mr. Avi Zeldman were determined by the Board of Directors to be “accounting and financial experts” under the Israeli Companies Law and regulations promulgated thereunder. Dr. Anghel, Mr. Ben-Zeev (Woolfson), Mr. Gissin, Dr. Nass and Mrs. Ronen also qualify as independent directors according to U.S. law.

The Audit Committee and Board of Directors have noted the respective personal interests of the directors to be re-elected and of Mrs. Ronen. The Audit Committee and Board of Directors have further resolved and recommended to the shareholders at the AGM, (a) to approve a compensation for Mr. Gissin, Dr. Nass and Mrs. Ronen commencing from the close of the AGM, for their respective services to the Company as directors, equal to: (i) an annual fee of NIS 180,000 (one hundred and eighty thousand NIS); and (ii) an attendance fee of NIS 4,000 (four thousand NIS) per meeting, applicable from the fifth meeting per year (whether participating in person, by means of communication, or in writing), in each such case, linked to the Israeli Consumer Price Index published for December 2007, but in any event no less than an aggregate amount per annum equal to U.S. $50,000 (U.S. Dollars fifty thousand) previously approved by the shareholders, (the “Compensation”), and (b) to approve the reimbursement of reasonable expenses incurred or to be incurred in connection with the performance of position of the directors up for re-election and Mrs. Ronen.

The Audit Committee and Board of Directors have approved, and recommended to the shareholders at the AGM, to approve that (i) subject to adoption of Resolution 5 below, all directors up for re-election and Mrs. Ronen will benefit from the Company's D&O insurance policies; and (ii) subject to adoption of Resolution 6 below, Mr. Zeldman will be granted an indemnification letter. No change is made hereby to the respective existing terms of the indemnification of the other directors, which will continue in full force and effect.

Proxies (other than those directing the proxy holders not to vote for all of the listed nominees) will be voted for the election of all of the nominees, to hold office until the close of the next annual general meeting, unless their office becomes vacant earlier in accordance with the provisions of the Israeli Companies Law and the Company’s Articles of Association.  In the event any one or more of such nominees shall be unable to serve, the proxies will be voted for the election of such other person or persons as shall be determined by the proxy holder in accordance with his or her best judgment. The Company is not aware of any reason why any of the nominees, if elected, should not be able to serve as a director.

Name	Position
Ilan Ben Dov	Director and Chairman of the Board of Directors
Erez Gissin	Director
Dr. Shlomo Nass	Director
Yahel Shachar	Director
Avi Zeldman	Director

              Ilan Ben Dov serves as Chairman of the Board of Directors of Partner. Mr. Ben Dov has been a director of Partner since October 28, 2009, and is currently a member of the Investment Committee, the Hedging Committee and the Compensation & Nominations Committee. Mr. Ben Dov serves as Chairman of the Board of Directors of Suny Electronics Ltd. ("Suny") and previously had served as its Joint Chief Executive Officer for approximately fifteen years (until May 2009). Mr. Ben Dov also serves as Chairman of the Board of Directors of Scailex. He also currently serves as a director of Tapuz Anashim Ltd., Derech HaLotus Ltd., Refuat Halotus Ltd., Tao Tsuot Real Estate Ltd., Ben Dov Investments Ltd., I. Ben Dov Investments Ltd. and Harmony (Ben Dov) Ltd., as well as subsidiaries of Suny. Mr. Ben Dov served as the Chairman of the Board of Directors of Tao Tsuot Ltd. To the best knowledge of the Company and the Company's Directors, Mr. Ben Dov is not a Family Member of another Interested Party in the Company.

Erez Gissin has been a director of Partner since August 1998, and is currently a member of the Audit Committee. Since April 2005, Mr. Gissin has been a private investor through his management and investment company BCCL. For the prior five years, Mr. Gissin has been the CEO of IP Planet Network Ltd., an Israeli telecommunication company providing satellite broadband services. Previously,  he was the Vice President of Business Development of the Eurocom Group, an Israeli leader in telecom and internet products and services. Mr. Gissin also serves as a director of several private companies. Mr. Gissin holds a Bachelor of Science in Industrial Engineering from Tel-Aviv University and an M.B.A degree from Stanford University, California. To the best knowledge of the Company and the Company's Directors, Mr. Gissin is not a Family Member of another Interested Party in the Company.

Dr. Shlomo Nass has been a director of Partner since November 1, 2009, and is currently a member of the Audit Committee and the Investment Committee. Dr. Nass is the senior partner at Dr. Shlomo Nass and Co. Dr. Nass serves as President, Partner and Chairman of the Board of Directors in I.G.B. - Israel Global iInvestments (1999) Ltd., IRS-TKB International Consultants Ltd., Chaniman Entrepreneurship Ltd., Shir Lak Ltd. and M. D. K. Touch Ltd.,  the Chairman of the Board of Directors of Tao Tsuot Ltd. and serves as a director on the Board of Directors of the following companies: NMC United Entertainment Ltd., Aviv Arlon Ltd., Click Software Technologies Ltd., The Blue Shore Development Company (Tel Aviv- Herzliya) Ltd. and Darban Investments Ltd. Dr. Shlomo Nass was the Vice Chairman of The Public Advisory Committee on Trade Levies. Dr. Nass served in the past as Chairman of the Board of Directors of The Israel Electric Corp. and Chairman of the Board of Directors of Ayalon Insurance Co. and a director in IBC-Industrial Buildings Corporation Ltd. (Mivnei Ta’asiya), Tao Tsuot Nadlan and Formula Systems 1985 Ltd. Dr. Nass holds a B.Sc. degree in economics and accounting, an LL.B. degree and a Ph.D degree in law, all from Bar-Ilan University. Dr. Nass is also a Certified Public Accountant in Israel, a member of the Israel Bar and a Certified Information System Auditor by C.I.S.A. (USA). To the best knowledge of the Company and the Company's Directors, Dr. Nass is not a Family Member of another Interested Party in the Company.

Yahel Shachar has been a director of Partner since October 28, 2009, and is currently a member of the Investment Committee and the Compensation & Nominations Committee. He also serves as a director of 012 Smile Telecom Ltd., a wholly-owned subsidiary of Partner. Mr. Shachar serves as the Chief Executive Officer of Scailex for the last four and a half years and as the Chief Executive Officer of Suny for the last year. Mr. Shachar joined Scailex in December 2001 as Chief Financial Officer. Mr. Shachar is also a director on the Board of Directors of Tapuz Anashim Ltd. Previously, Mr. Shachar served as Chief Operating Officer at BVR Technologies Ltd. for three years. Mr. Shachar holds an LL.M. degree from Georgetown University in Washington, D.C., and an LL.B. degree from Tel-Aviv University and he is a member of the Israeli and New York bar associations. To the best knowledge of the Company and the Company's Directors, Mr. Shachar is not a Family Member of another Interested Party  in the Company.

Avi Zeldman has been a director of Partner since February 22, 2011. Mr. Zeldman served from 1999-2010 as the Chief Executive Officer of Leumi Partners Ltd., a fully owned subsidiary of Bank Leumi and as Chairman of the Board of Directors of Leumi Mortgage Bank, Ltd. from 1987-2010. In addition, he served from 1988 until 1999 as a senior management member of Bank Leumi in his capacity as head of the banking division and all of the bank branches in Israel. Mr. Zeldman currently serves on the Board of Directors of the following companies: Fox-Weizel Ltd., Super-Pharm (Israel) Ltd., Techno Rov Holdings (1993) Ltd. and, Archimedes Global (Cyprus) Ltd. Mr. Zeldman studied Economics and Statistics as well as Business Administration Studies at Haifa University. To the best knowledge of the Company and the Company’s Directors, Mr. Zeldman is not a Family Member of another Interested Party in the Company.

It is proposed that at the AGM the following resolutions be adopted:

(i)
“RESOLVED, that Messrs. Ilan Ben Dov, Erez Gissin, Dr. Shlomo Nass, Yahel Shachar and  Avi Zeldman are re-elected to serve as directors of the Company until the close of the next annual general meeting, unless their office becomes vacant earlier in accordance with the provisions of the Israeli Companies Law and the Company’s Articles of Association;

(ii)
RESOLVED, that (A) the Compensation of Mr. Gissin, Dr. Nass and Mrs. Ronen commencing from the close of the AGM is approved, and (B) the reimbursement of expenses of each of the directors up for re-election and Mrs. Ronen is approved;

(iii)
RESOLVED, that (A) subject to adoption of Resolution 5 below, all directors up for re-election and Mrs. Ronen will benefit from the Company's D&O insurance policies; and (B) subject to adoption of Resolution 6 below, Mr. Avi Zeldman will be granted an indemnification letter (the indemnification of the other directors will continue to apply in full force and effect); and

(iv)	RESOLVED, that these resolutions are in the best interest of the Company.”

The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval of this resolution.

The Board of Directors recommends a vote FOR approval of these proposed resolutions.

ITEM 5 - (A) APPROVAL AND RATIFICATION OF A RENEWED “D&O”
INSURANCE POLICY AND APPROVAL OF EXTENTION OF THAT
RENEWED POLICY; AND (B) APPROVAL OF THE ENTRY INTO A NEW
“D&O”  INSURANCE POLICY

The Israeli Companies Law and the Company’s Articles of Association authorize the Company (subject to certain exceptions) to enter into an insurance contract, and/or arrange and pay all premiums in respect of an insurance contract, for the insurance of the liability of directors and other Office Holders (as such term is defined in the Israeli Companies Law) of the Company for liabilities he or she incurs as a result of a direct or indirect action or inaction undertaken by such person (or together with other directors or officers of the Company) in his or her capacity as a director or officer of the Company for any of the following:

(i)	The breach of the duty of care towards the Company or towards any other person;

(ii)	The breach of the duty of loyalty towards the Company provided that the officer or director has acted in good faith and had reasonable grounds to assume that the action would not harm the Company;

(iii)	A financial liability imposed on him or her in favour of another person; and

(iv)	Any other matter in respect of which it is permitted or will be permitted under the Israeli Companies Law to insure the liability of a director or officer in the Company.

Further to the approval of the shareholders on October 22, 2009, the Company participated in a Directors and Officers Insurance Plan (the “Prior D&O Policy”) of US $50 Million insurance cover for liability of the Company's directors, officers and employees acting in their managerial and/or supervisory capacity for wrongful acts committed following acquisition of control by Scailex on October 28, 2009 (the “Change of Control Closing Date”). The Prior D&O Policy expired on July 31, 2010.

It is hereby noted that that further to the approval of the shareholders on October 22, 2009, the Company also participates in a “Run-Off” insurance policy of US $100 Million insurance cover for liability of the Company's directors, officers and employees acting in their managerial and/or supervisory capacity for acts, errors or omissions carried out or suffered prior to the Change of Control Closing Date for a period of seven years from that date.

The Prior D&O Policy was renewed for an additional period of 12 months until July 31, 2011 (the “Renewed D&O Policy”). The premium payable by the Company for such renewal was U.S. $275,000.

The Company would like to extend the Renewed D&O Policy by a further six-month period until January 31, 2012 (the “Extended Renewed D&O Policy”), under the same terms and conditions, at a pro rata additional premium less a rebate of 5% totalling U.S. $130,625 for such period. In parallel to the extension of the Renewed D&O Policy, Scailex - the Controlling Party of the Company - has acquired a D&O insurance policy from the same insurer for a 12 month period. The parallel acquisition enabled the Company to enjoy better terms (such as the rebate) and probably also enabled Scailex to enjoy better terms. The Audit Committee and Board of Directors of the Company have determined that the Extended Renewed D&O Policy is on market terms, in the ordinary course of the Company’s business and does not have a material effect on the Company’s assets, liabilities or profits.

The Company would also like to renew or acquire a new D&O Insurance Policy (in each such case, the “New D&O Policy”) commencing from February 1, 2012 of up to US $50 Million insurance cover for liability of the Company's directors, officers and employees acting in their managerial and/or supervisory capacity for wrongful acts committed after October 28, 2009 for a period of up to three years (or for several periods, not exceeding three years in the aggregate); provided, that prior to acquisition of that policy, each of the Audit Committee and Board of Directors will determine (the “Determination”) that it is on market terms, in the ordinary course of business of the Company and does not have a material effect on the Company’s assets, liabilities or profits. The annual premium to be paid by the Company for such cover shall not exceed U.S. $750,000; provided, that a further approval of the Audit Committee and Board of Directors of the Company will be required to the extent the premium exceeds U.S. $500,000. The New D&O Policy may be also acquired in parallel to Scailex, to enable the Company to enjoy better terms.

The Audit Committee and the Board of Directors have resolved (i) to approve and ratify, and to recommend to the shareholders at the AGM to approve and ratify, the Renewed D&O Policy; and to approve, and to recommend to the shareholders at the AGM to approve, the Extended Renewed D&O Policy; and (ii) to approve, and to recommend to the shareholders at the AGM to approve, subject to the Determination, the New D&O Policy.

The Audit Committee and the Board of Directors also resolved that each of the Renewed D&O Policy, the Extended Renewed D&O Policy and the New D&O Policy is in the best interest of the Company.

The Directors have noted that they all have a Personal Interest (as defined in Israeli Companies Law) in this matter. The Audit Committee and the Board of Directors of the Company have noted the Personal Interest in each of the Extended Renewed D&O Policy and the New D&O Policy of Mr. Ben Dov (the Controlling Party in Scailex, who is the Chairman of the Company's Board of Directors) and, for the sake of caution, of Mr. Shachar (a Director in the Company and the CEO of Scailex and Suny). Accordingly, Messrs. Ben Dov and Shachar (none of whom being a member of the Audit Committee), did not vote in the Board of Directors' meeting on approval of the Extended Renewed D&O Policy and the New D&O Policy.

It is proposed that at the AGM the following resolutions be adopted:

(i)	(A)
“RESOLVED, to approve and ratify the Renewed D&O Policy and the payment of a premium therefor of U.S. $275,000, and to approve the Extended Renewed D&O Policy and the payment of a premium therefor of U.S. $130,625.

(B)
RESOLVED, to approve (subject to the Determination) the entry into the New D&O Policy and the payment of an annual premium therefor in an amount not exceeding U.S. $750,000; provided, that a further approval of the Audit Committee and Board of Directors will be required to the extent the premium exceeds U.S. $500,000, commencing on February 1, 2012 for a period of up to three years (or for several periods, not exceeding three years in the aggregate).

(ii)		RESOLVED, that these resolutions are in the best interest of the Company.”

The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval of these resolutions.

The Board of Directors recommends a vote FOR approval of this proposed resolution.

ITEM 6 - APPROVAL AND RATIFICATION OF THE GRANT OF AN
 INDEMNIFICATION LETTER TO MR. AVI ZELDMAN

The Israeli Companies Law and the Company’s Articles of Association authorize the Company, subject to the required approvals, to indemnify in advance directors and other Office Holders (as such term is defined in the Israeli Companies Law) of the Company for liabilities or expenses he or she incurs, or that is imposed on him or her, as a result of action or inaction by such person (or together with other directors or officers of the Company) in his or her capacity as a director or officer of the Company for:

(i)
financial liability incurred or imposed in accordance with a judgment, including a judgment given in a settlement or a judgment of an arbitrator approved by a court; provided, that such acts pertain to one or more of the events set forth in the indemnification letter, which, in the opinion of the Board of Directors of the Company, are anticipated in light of the Company’s activities at the grant of indemnification  and is limited to the sum or measurement of indemnification determined by the Board of Directors to be reasonable under the circumstances and set forth in the indemnification letter;

(ii)
reasonable litigation expenses, including legal fees, incurred or ordered by a court in the context of proceedings filed by or on behalf of the Company or by a third party, or in a criminal proceeding in which the director or officer is acquitted or if convicted, for an offense which does not require criminal intent; and

(iii)
reasonable litigation expenses, including legal fees incurred due to an investigation or proceeding conducted by an authority authorized to conduct such investigation or proceeding and which has ended without the filing of an indictment against the director or officer and no financial liability was imposed on the director or officer in lieu of criminal proceedings, or has ended without the filing of an indictment against the director or officer, but financial liability was imposed on the director or officer in lieu of criminal proceedings in an alleged criminal offense that does not require proof of criminal intent, within the meaning of the relevant terms in the law or in connection with financial fine (Itzum Caspi).

The Israeli Companies Law provides that a company may not indemnify a director or officer for his or her liability including for: (a) a breach of duty of loyalty towards the company, unless the director or officer acted in good faith and had reasonable grounds to assume that the action would not harm the company; (b) a breach of duty of care done intentionally or recklessly ("pzizut") except for negligence; (c) an intentional act intended to unlawfully yield a personal profit; and (d) a criminal fine, civil fine, financial fine (Itzum Caspi) or a penalty imposed upon the director or officer.

On October 22, 2009 the shareholders of the Company approved the grant of an indemnification letter, substantially in the form attached hereto as Annex “C” (the “Indemnification Letter”) to each of the Company's then current and future directors. For the sake of good order, the Company wishes to issue to Mr. Zeldman, serving as the Company's director, or serving as a director or officer on behalf of the Company in other companies (the “Indemnified Person”) an Indemnification Letter substantially in the form attached hereto as Annex “C”. No change is made to the provisions of the existing respective Indemnification Letters of the other directors, which continue in full force and effect. The aggregate indemnification amount payable by the Company to all the directors, officers and other indemnified persons pursuant to all letters of indemnification issued or that may be issued to them by the Company in the future will not exceed the higher of (i) 25% of shareholders equity and (ii) 25% of market capitalization, each as measured at the time of indemnification.

The Audit Committee and the Board of Directors of the Company have approved the grant of the Indemnification Letter to the Indemnified Person and resolved that such resolution is in the best interest of the Company.

The Directors have noted that Mr. Zeldman has a Personal Interest in this matter.

It is proposed that at the AGM the following resolutions be adopted:

(i)	“RESOLVED, to approve and ratify the Company’s undertaking to indemnify Mr. Zeldman and to provide him with an Indemnification Letter, substantially in the form attached hereto as Annex “C”; and

(ii)	RESOLVED, that the resolution is in the best interest of the Company.”

The vote of the holders of a majority of the Ordinary Shares participating at the AGM and voting on the matter will be required for the approval of item no. 6 on the agenda.

The Board of Directors recommends a vote FOR approval of these proposed resolutions.

ITEM 7 – APPROVAL AND RATIFICATION OF A “FRAMEWORK
TRANSACTION” FOR THE PURCHASE OF HANDSETS, ACCESSORIES,
SPARE PARTS AND REPAIR SERVICES UNDER A REVISED
AGREEMENT WITH SCAILEX CORPORATION LTD., THE
CONTROLLING PARTY OF THE COMPANY

The shareholders of the Company have approved and ratified on April 28, 2010, a perennial agreement with Scailex, the Controlling Party of the Company, to purchase, from time to time, cellular handsets, accessories and spare parts manufactured by Samsung (the “Products”) that are imported to and marketed in Israel by Scailex, for repair services of such Products and additional commercial arrangements between Scailex and the Company regarding annual purchase volumes of the Products and annual gross profit margin of Scailex from transactions with the Company (the “Existing Samsung Products Agreement”).

The main terms of the Existing Samsung Products Agreement, as approved by the shareholders, are detailed below:

1.
The Samsung Products Agreement consists of two agreements, dated February 29, 2002 and November 17, 2005 (prior to Scailex’s acquisition of control in Partner), and from an agreement dated January 13, 2010 (amended to reflect the shareholders approval above), which incorporates the former two agreements together with additional commercial arrangements regarding the annual purchase volumes of the Products and annual gross profit margin of Scailex from transactions with the Company, as further described below.

2.	The term of the Existing Samsung Products Agreement shall be for the period of two years, commencing on October 28, 2009, the date Scailex acquired control of the Company.

3.	The Products' prices in each order shall be determined by negotiation between the parties.

4.
The payment terms for the Products and the repair services purchased by the Company are: Current + 62, in accordance with the Company's existing payment terms, unless otherwise agreed in relation to special campaigns.

5.
The aggregate and cumulative annual gross profit margin of Scailex from transactions with the Company regarding each group of products between the parties, namely cellular handsets, accessories or spare parts (the “Partner Gross Profit Margin”) shall not exceed Scailex' average gross profit margin from the same group of products with entities in which Scailex is not an interested party, during the same calendar year in which the transactions were carried out (“Average Gross Profit Margin”).

If the Partner Gross Profit Margin from any group of products exceeds the Average Gross Profit Margin from the same group of products, Scailex shall credit the Company in such sum which will equal Partner Gross Profit Margin and the Average Gross Profit Margin from transactions of the same group of products, except if the deviation between the relevant Partner Gross Profit Margin and the Average Gross Profit Margin is less than 10% of the Average Gross Profit Margin; then, the Company shall not be entitled to any such credit from Scailex.

6.
Scailex shall deliver to the Company, for each calendar year, within 30 days following the end of such calendar year, a confirmation letter from Scailex' auditor confirming that the difference between Partner Gross Profit Margin, related to the transactions of each group of products and the Average Gross Profit Margin related to the same group of products, respectively, is not higher than 10% of the Average Gross Profit Margin related to the same group of products. If said difference will be higher than 10% of the Average Gross Profit Margin, Scailex' auditor will so confirm and will specify the Partner Gross Profit Margin and the Average Gross Profit Margin related to the transactions of the relevant group of products. In such case, Partner will be credited the difference amount.

7.
The total volume of the transactions between Scailex and the Company shall not exceed NIS 200 million annually. However, Scailex and the Company may increase the scope of annual purchases by an additional amount of up to NIS 20 million, subject to the approval of the Audit Committee and Board of Directors of each of the companies.

8.
Scailex shall cooperate with the Company and finance part of the joint marketing activities and promotion campaigns, in a sum which will be equal to an agreed percentage of the volume of the Company's purchases of the Products.

9.	The Company shall have the right to return to Scailex only defective Products.

The shareholders approved the Existing Samsung Products Agreement subject to certain conditions reported previously.

Since approval of the Existing Samsung Products Agreement, the global cellular market and the market in Israel have significantly evolved. Additionally, commencing from the last quarter of 2010, a substantial increase in the sales of high-cost Smart-phones - worldwide and in Israel - is occurring, instead of the “feature phones”. Among other things, Samsung Electronics Co. Ltd., as one of the leaders of the “smart-phones revolution” has increased its market share globally and locally (Samsung global market share in the android platform grew from 4% in 2009 to 27% in 2010). Finally, during 2011, the number of acquired cellular phones has generally increased. As a result, Partner expects that it will need to purchase much higher quantities of Smart-phones and other sophisticated Samsung products. Consequently, the terms of the existing Samsung Products Agreement do not allow the Company to acquire sufficient Products to address its (and its clients’) growing demand and needs and the Company would like to revise the Existing Samsung Products Agreement (the “Revised Samsung Products Agreement”) as detailed below:

1.
The term of the Revised Samsung Products Agreement shall be for the period of three years, commencing on January 1, 2011. Any extension of said term is subject to receipt of all the approvals needed by law from the relevant Company's organs.

2.	The aggregate and cumulative annual Partner Gross Profit Margin of Scailex regarding each group of products shall not exceed Scailex' Average Gross Profit Margin from the same group of products.

If the Partner Gross Profit Margin from any group of products exceeds the Average Gross Profit Margin from the same group of products, Scailex shall credit the Company in such sum which will equal Partner Gross Profit Margin and the Average Gross Profit Margin from transactions of the same group of products.

3.
Scailex shall deliver to the Company, for each calendar year, within 30 days following the end of such calendar year, a confirmation letter from an accountant whose identity will be agreed upon between Partner and Scailex, confirming, following review of all required material, that the Partner Gross Profit Margin related to the transactions of each group of products does not exceed the Average Gross Profit Margin related to the same group of products.

4.
The total volume of the transactions between Scailex and the Company in each calendar year shall not exceed NIS 550 million (excluding VAT). The Company is not committed to acquisitions at this scope and is free to conduct acquisitions at its discretion according to its marketing needs.

5.	The Revised Samsung Products Agreement shall become effective upon approval of the AGM.

The Audit Committee and the Board of Directors approved the entry by the Company into the Revised Samsung Products Agreement in accordance with the following conditions (substituting the Existing Conditions) (the “Revised Conditions”):

1.
The persons in charge of handsets procurement in the Company shall examine the prices of the Products offered to the Company by Scailex (including, without limitation, in Internet sales, by comparison to other suppliers of the Products and the prices in other markets in the world) and then evaluate their market prices, which will constitute the basis of negotiating their prices with Scailex. The Products will be purchased from Scailex on market terms for such purchases.

2.
The Company will bring to approval or ratification by the Audit Committee the procurement requirement each time it convenes (at least twice in each calendar quarter); provided, that a procurement requirement exceeding Partner's materiality threshold will also be brought for approval by the Board of Directors.

For the sake of caution and due to the anticipated scope of the Revised Samsung Products Agreement, the Company is bringing the transaction for approval as an Extraordinary Transaction in which a Controlling Party has a Personal Interest (within the meaning of these terms, under the Israeli Companies Law).

The Audit Committee and the Board of Directors of the Company have noted the Personal Interest in the Revised Samsung Products Agreement of Mr. Ben Dov (the controlling person in Suny, which is the controlling party in Scailex, and who is the Chairman of the Company's Board of Directors) and, for the sake of caution, of Mr. Shachar (a Director in the Company and the CEO of Scailex and Suny). Accordingly, Messrs. Ben Dov and Shachar (none of whom being a member of the Audit Committee), did not vote in the Board of Directors' meeting on approval of the Revised Samsung Products Agreement.

Regulations promulgated under the Israeli Companies Law determine that no shareholder approval is required for an Extraordinary Transaction between a public company and its Controlling Party which is on market terms and in the ordinary course of business of such company and which does not harm the interest of such company.

The Audit Committee and the Board of Directors have resolved that under the circumstances and upon the conditions above, the transaction with Scailex is a transaction between a public company and its Controlling Party which is on market terms and in the ordinary course of business of the Company and that the transaction is in the best interest of the Company. Consequently, no approval by the shareholders of the resolutions below is required. Nevertheless, due to the scope of the contemplated transaction, the Company is bringing these resolutions to shareholders approval.

It is proposed that at the AGM the following resolutions be adopted:

(i)
“RESOLVED, that the Revised Samsung Products Agreement with Scailex, is hereby approved and ratified as a “framework transaction”. Accordingly, the Company may, from time to time, with effect from January 1, 2011, and for a period of three years, purchase Products and/or repair services from Scailex, on the terms and conditions set out in the Revised Samsung Products Agreement, in an aggregate amount in each calendar year not exceeding NIS 550 million (excluding VAT). The persons in charge of handsets procurement in the Company shall examine the prices of the Products offered to the Company by Scailex (including, without limitation, in Internet sales, by comparison to other suppliers of the Products and the prices in other markets in the world) and then evaluate their market prices, which will constitute the basis of negotiating their prices with Scailex. The Products will be purchased from Scailex on market terms for such purchases. The Company will bring to approval or ratification by the Audit Committee the procurement requirements each time it convenes (at least twice in each calendar quarter); provided, that a procurement requirement exceeding Partner's materiality threshold will also be brought for approval by the Board of Directors; and

(ii)	RESOLVED, that the transaction is on market terms and in the ordinary course of business of the Company and that the transaction is in the best interest of the Company. ”

The vote of the holders of a majority of the Ordinary Shares participating at the AGM and voting on the matter will be required for the approval of item no. 7 on the agenda; provided, that one of the following conditions is fulfilled: (i) the majority of votes in favor of the matter shall include at least one-third of the votes of shareholders not having a Personal Interest in that matter, which votes shall not include abstaining votes; or (ii) the total number of objecting votes of the shareholders mentioned in clause (i) does not exceed 1% of the total voting rights in the Company.

A shareholder shall notify the Company at the address above at least two Business Days (as defined in the Company's Articles of Association) prior to the date of the AGM, whether the shareholder has a Personal Interest in the resolution or not, as a condition for that shareholder's right to vote and be counted with respect to such resolution. A shareholder voting, by means of a Deed of Vote, may include said notice regarding a Personal Interest on the Deed of Vote (to be submitted to the Company at least seventy two hours prior to the time of the AGM).

The Board of Directors recommends a vote FOR approval of this proposed resolution.

RESTRICTIONS ON VOTING RIGHTS

Partner conducts its operations pursuant to licenses granted to Partner by the Minister of Communications of the State of Israel. Partner’s Articles of Association and, with respect to shareholders other than shareholders of Partner prior to its public offering, Partner’s License contain provisions that may cause the suspension of voting rights of the holders of Ordinary Shares or ADSs if such voting rights would breach the ownership limits contained in the License. These limits prohibit the transfer or acquisition of 10% or more of Partner’s means of control and acquisition of control of the Company without the consent of the Minister of Communications of Israel, and restrict cross-control and cross-ownership of other mobile telephone operators in Israel, and shareholdings and agreements which may reduce or harm competition. Ordinary Shares or Ordinary Shares represented by ADSs held in breach of these limits may be considered dormant shares. Notwithstanding anything to the contrary in this Proxy Statement, dormant shares will not bear any rights to which the holders would otherwise be entitled, other than the right to receive dividends and other distributions to shareholders (including the right to participate in rights offerings). Specifically, the holders of dormant shares will not have voting rights with respect to their dormant shares, nor will they have the right to participate in general meetings of shareholders.

Any shareholder seeking to vote at the AGM must notify the Company prior to the vote, or, if the vote is by Deed of Vote, must so indicate on the Deed of Vote, if any of the shareholder’s holdings in Partner or the shareholder’s vote requires the consent of the Minister of Communications due to a breach by the shareholder of the restrictions on the transfer or acquisition of means of control or acquisition of control of Partner, or the provisions regarding cross-ownership or cross-control of other mobile telephone operators in Israel, in each case as specified in Sections 21 and 23 of Partner’s License (a translation of Sections 21-24 of the License is attached hereto as Annex “D"). If a shareholder does not provide such notification, the shareholder shall not vote and, if the shareholder has voted, his or her vote shall not be counted.

By Order of the Board of Directors ROLY KLINGER, ADV. Vice President, Legal Affairs and Company Secretary

Dated: March 31, 2011

Annex "A"

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
2010 ANNUAL REPORT

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
2010 ANNUAL REPORT

The amounts are stated in New Israeli Shekels (NIS) in millions.

Report of Independent Registered Public Accounting Firm

To the Shareholders of

PARTNER COMMUNICATIONS COMPANY LTD.

We have completed integrated audits of Partner Communications Company Ltd.’s ("the Company" or "Partner") consolidated financial statements and of its internal control over financial reporting as of December 31, 2010, in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our integrated audits, are presented below.

Consolidated financial statements

We have audited the consolidated statement of financial position of Partner as of December 31, 2010 and 2009, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our integrated audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company’s Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the financial position of Partner as of December 31, 2010 and 2009, and the results of its operations, changes in equity and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

Internal control over financial reporting

Also, in our opinion, the Company maintained, in all material respects, effective internal control over its financial reporting as of December 31, 2010, based on criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

The Company’s Board of Directors and management are responsible for maintaining effective internal control over financial reporting and management is responsible for the assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting appearing under Item 15(b). Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our integrated audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also includes performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Tel-Aviv, Israel	Kesselman & Kesselman
March 17, 2011	Certified Public Accountants (lsr.)
A member firm of PricewaterhouseCoopers International Limited

 Kesselman & Kesselman, Trade Tower, 25 Hamered Street, Tel-Aviv 68125, Israel, P.O Box 452 Tel-Aviv 61003
Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.co.il

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		New Israeli Shekels		Convenience translation into U.S. dollars (note 2a)
		December 31,
		2009	2010	2010
	Note	In millions
CURRENT ASSETS
Cash and cash equivalents		329	321	90
Trade receivables	7	1,275	1,331	375
Other receivables and prepaid expenses	8	31	71	20
Inventories	9	158	101	28
Derivative financial instruments	6	14	6	2
		1,807	1,830	515

NON CURRENT ASSETS
Trade Receivables	7	474	632	178
Advance payment in respect of the acquisition of 012 smile	26		30	8
Property and equipment	10	2,064	2,058	580
Licenses and other intangible assets	11	1,260	1,077	304
Deferred income tax asset	23	14
Derivative financial instruments	6	4
		3,816	3,797	1,070

TOTAL ASSETS		5,623	5,627	1,585

The financial statements were authorized for issue by the board of directors on March 17, 2011.

Yacov Gelbard	Emanuel Avner	Barry Ben-Zeev (Woolfson)
Chief Executive Officer	Chief Financial Officer	Director

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		New Israeli Shekels		Convenience translation into U.S. dollars (note 2a)
		December 31,
		2009	2010	2010
	Note	In millions
CURRENT LIABILITIES
Current maturities of notes payable and other liabilities and current borrowings	14,15, 16	752	628	177
Trade payables		777	771	217
Parent group - trade	24	34	72	20
Other payables	12	238	264	74
Deferred revenue		56	51	15
Provisions	13	34	26	7
Derivative financial instruments	6	4	3	1
Income tax liability		20	11	3
		1,915	1,826	514

NON CURRENT LIABILITIES
Notes payable	15	1,379	1,836	517
Bank borrowings	14	300	1,252	353
Liability for employee rights upon retirement, net	17	38	54	15
Dismantling and restoring sites obligation	13	23	23	6
Other non current liabilities	16	6	8	2
Deferred income tax liability	23		2	1
		1,746	3,175	894

TOTAL LIABILITIES		3,661	5,001	1,408

EQUITY	19
Share capital - ordinary shares of NIS 0.01 par value: authorized - December 31, 2009, and 2010 - 235,000,000 shares; issued and outstanding -
December 31, 2009 – *154,440,136 shares
December 31, 2010 – *155,249,176 shares		2	2	1
Capital surplus		2,483	1,099	311
Accumulated deficit		(172)	(124)	(36)
Treasury shares, at cost - December 31, 2009 and 2010 - 4,467,990 shares		(351)	(351)	(99)
TOTAL EQUITY		1,962	626	177
TOTAL LIABILITIES AND EQUITY		5,623	5,627	1,585

  * Net of treasury shares

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF INCOME

					Convenience
					translation
					Into U.S. Dollars
		New Israeli Shekels			(note 2a)
		Year ended December 31
		2008	2009	2010	2010
	Note	In millions (except earnings per share)
Revenues	5	6,302	6,079	6,674	1,880
Cost of revenues	5, 20	3,868	3,770	4,093	1,153
Gross profit		2,434	2,309	2,581	727

Selling and marketing expenses	20	388	387	479	135
General and administrative expenses	20	284	290	306	86
Other income - net	21	64	69	64	18
Operating profit		1,826	1,701	1,860	524
Finance income	22	30	28	28	8
Finance expenses	22	214	204	209	59
Finance costs, net	22	184	176	181	51
Profit before income tax		1,642	1,525	1,679	473
Income tax expenses	23	444	384	436	123
Profit for the year		1,198	1,141	1,243	350

Earnings per share
Basic		7.71	7.42	8.03	2.26
Diluted	25	7.65	7.37	7.95	2.24

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		New Israeli Shekels			Convenience translation into U.S. dollars (note 2a)
		Year ended December 31
		2008	2009	2010	2010
	Note	In millions
Profit for the year		1,198	1,141	1,243	350
Other comprehensive income (losses)
Actuarial gains (losses) on defined benefit plan	17	(18)	16	(8)	(2)
Income taxes relating to actuarial gains (losses) on defined benefit plan	23	5	(4)	2	*
Other comprehensive income (losses) for the year, net of income taxes		(13)	12	(6)	(2)

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		1,185	1,153	1,237	348

* Representing an amount less than NIS 1 million.
The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Share capital
		Number of		Capital	Accumulated	Treasury
		shares	Amount	surplus	deficit	shares	Total
	Note		I n m i l l i o n s
New Israeli Shekels:
BALANCE AT JANUARY 1, 2008		157,320,770	2	2,429	(616)	-	1,815

CHANGES DURING THE YEAR ENDED DECEMBER 31,2008
Total comprehensive income for the year					1,185		1,185
Exercise of options granted to employees		566,614	*	17			17
Employee share-based compensation expenses					8		8
Dividend	19				(942)		(942)
Treasury Shares, at cost		(4,467,990)				(351)	(351)
BALANCE AT DECEMBER 31, 2008		153,419,394	2	2,446	(365)	(351)	1,732

CHANGES DURING THE YEAR ENDED DECEMBER 31, 2009
Total comprehensive income for the year					1,153		1,153
Exercise of options granted to employees		1,020,742	*	37			37
Employee share-based compensation expenses					22		22
Dividend	19				(982)		(982)
BALANCE AT DECEMBER 31, 2009		154,440,136	2	2,483	(172)	(351)	1,962

CHANGES DURING THE YEAR ENDED DECEMBER 31, 2010
Total comprehensive income for the year					1,237		1,237
Exercise of options granted to employees		809,040	*	16			16
Employee share-based compensation expenses					23		23
Capital reduction (see note 19(d))				(1,400)			(1,400)
Dividend	19				(1,212)		(1,212)
BALANCE AT DECEMBER 31, 2010		155,249,176	2	1,099	(124)	(351)	626

Convenience translation into u..s. dollars (note 2a):
BALANCE AT JANUARY 1, 2010		154,440,136	1	700	(48)	(99)	554
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2010
Total comprehensive income for the year					348		348
Exercise of options granted to employees	19	809,040	*	5			5
Employee share-based compensation expenses					6		6
Capital reduction (see note 19(d))				(394)			(394)
Dividend					(342)		(342)
BALANCE AT DECEMBER 31, 2010		155,249,176	1	311	(36)	(99)	177

* Representing an amount less than 1 million.

The accompanying notes are an integral part of the financial statements.

(Continued) - 1

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CASH FLOWS

		New Israeli Shekels			Convenience translation into U.S. dollars (note 2a)
		Year ended December 31
		2008	2009	2010	2010
	Note	In millions
CASH FLOWS FROM OPERATING ACTIVITIES:
Cash generated from operations (Appendix)		2,335	2,092	2,384	672
Income tax paid	23	(420)	(339)	(426)	(120)
Net cash provided by operating activities		1,915	1,753	1,958	552
CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	10	(488)	(526)	(361)	(102)
Increase in intangible assets	11	(31)	(231)	(105)	(30)
Advance payment in respect of the acquisition of 012 smile				(30)	(9)
Interest received	22	4	1	5	1
Proceeds from derivative financial instruments, net	6	1	24	5	1
Net cash used in investing activities		(514)	(732)	(486)	(139)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of stock options granted to employees		17	37	16	5
Non-current bank borrowings received	14		300	1,000	282
Proceeds from issuance of notes payable, net of issuance costs	15		446	990	279
Dividend paid	19	(930)	(986)	(1,209)	(341)
Capital reduction (see note 19(d))		(7)		(1,400)	(394)
Repayment of finance lease	16	(351)	(7)	(3)	(1)
Interest paid	22	(92)	(89)	(118)	(33)
Current borrowings received (repaid), net	14	20	(20)
Repayment of non-current bank borrowings	14	(22)
Repayment of notes payable	15		(557)	(756)	(213)
Net cash used in financing activities		(1,365)	(876)	(1,480)	(416)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		36	145	(8)	(3)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		148	184	329	93
CASH AND CASH EQUIVALENTS AT END OF YEAR		184	329	321	90

The accompanying notes are an integral part of the financial statements.

(Concluded) - 2

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CASH FLOWS

Appendix – Cash generated from operations and supplemental information

		New Israeli Shekels			Convenience translation into U.S. dollars (note 2a)
		Year ended December 31,
		2008	2009	2010	2010
	Note	In millions

Cash generated from operations:
Profit for the year		1,198	1,141	1,243	350

Adjustments for:
Depreciation and amortization	10, 11	463	577	669	188
Impairment of intangible assets				16	5
Employee share based compensation expenses	19	9	22	23	6
Liability for employee rights upon retirement, net	17	5	1	8	2
Finance costs, net	22	101	84	53	15
Gain (loss) from change in fair value of derivative financial instruments	6	(13)	(18)	6	2
Interest paid	22	92	89	118	33
Interest received	22	(4)	(1)	(5)	(1)
Deferred income taxes	23	8	63	18	5
Income tax paid	23	420	339	426	120
Capital loss from property and equipment	10	1	3	3	1
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable:
Trade	7	47	(229)	(214)	(60)
Other		17	2	(40)	(11)
Increase (decrease) in accounts payable and accruals:
Parent group - trade	24	1	(17)	38	11
Trade		10	43	(40)	(11)
Other payables	12	(17)	6	27	7
Provisions	13		34	(8)	(2)
Deferred revenue		(5)	8	(5)	(1)
Current income tax liability	23	(6)	(22)	(9)	(3)
Decrease (increase) in inventories	9	8	(33)	57	16
Cash generated from operations:		2,335	2,092	2,384	672

Supplementary information

At December 31, 2008, 2009 and 2010, trade payables include NIS 220 million, NIS 179 million and NIS 220 million, respectively, in respect of acquisition of software and property and equipment.

At December 31, 2008, 2009 and 2010 tax withholding related to dividend of approximately NIS 18 million, NIS 14 million and NIS 17 million, respectively is outstanding, see also note 19(c).

These balances are recognized in the cash flow statements upon payment.

As to dismantling and restoring sites obligation see note 13.

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -      GENERAL

a.
Partner Communications Company Ltd. ("the Company", "Partner") is a leading Israeli provider of telecommunications services under the orange™ brand. The address of the Company's Principal Executive Offices is 8 Amal Street, Afeq Industrial Park, Rosh-Ha'ayin 48103, Israel.

The Company's share capital consists of ordinary shares, which are traded on the Tel Aviv Stock Exchange ("TASE") under the symbol "PTNR". American Depositary Shares ("ADSs"), each representing one of the Company’s ordinary shares, are quoted on the NASDAQ Global Select Market™,  under the symbol "PTNR". See also note 19 (a).

The ultimate holding company is Suny Electronics Ltd, since it is the parent company of Scailex Corporation Ltd, which is the Company's parent company as of October 28, 2009 ("Scailex", "Parent group"). Prior to that date the Company’s parent company was Hutchison Telecommunications International Limited ("Hutchison Telecom") through Advent Investments Pte Ltd.

b.
The Company through its subsidiaries and partnership provides telecommunications services in the following segments (see also note 5): (a) cellular communication services: airtime and content; and (b) fixed-line communication services, that include: (1) Internet services provider ("ISP") that provides access to the internet as well as home WiFi networks, value added services ("VAS") such as anti-virus and anti-spam filtering; (2) Transmission services; (3) voice over broadband ("VOB") and Primary Rate Interface ("PRI") fixed-line telephone services. The Company sells related equipment for the cellular segment and for the fixed-line segment: mainly handsets, phones, domestic routers, and related equipment.

Content services include mainly voice mail, text and multimedia messaging, as well as downloadable wireless data applications, including ring tones, music, games, and other informational content. Generally, these enhanced features and data application generate additional service revenues through monthly subscription fees of increased usage utilization of the features and applications. Other optional services, such as equipment extended warranty plans are also provided for a monthly fee and are either sold separately or included in packages rate plans.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -      GENERAL (continued)

c.
The Company was incorporated on September 29, 1997, and operates under a license granted by the Israeli Ministry of Communications ("MOC") to operate a cellular telephone network. The Company commenced full commercial operations on January 1, 1999.

The license is valid through 2022. The Company is entitled to request an extension of the license for an additional period of six years and then renewal for one or more additional six year periods. Should the license not be renewed, the new license-holder is obliged to purchase the communications network and all the rights and obligations of the subscribers for a fair price, as agreed between the parties or as determined by an arbitrator.

Under the terms of the license, the Company provided a bank guarantee in NIS equivalent of USD 10 million to the State of Israel to secure the Company's adherence to the terms of the license.

The license authorizes the Company to provide mobile telephone services within the State of Israel as well as offer roaming services outside the State of Israel. In May 2000, the Company was also granted a license from the Israeli Civil Administration, to provide mobile services to the Israeli populated areas in the West Bank. The license is effective until April 7, 2013. The Company believes that it will be able to receive an extension to this license upon request.

In March 2001, the Company received a special license granted by the Ministry of Communications, allowing the Company through its own facilities to provide internet access to land-line network customers. The license was renewed in April 2008 and is valid until April 2013. The Company began supplying commercial ISP services in January 2009. The ISP equipment is also used for providing other services such as Voice Over Broadband.

In January, 2007, the Ministry of Communications granted Partner Fixed Communication Solutions Limited Partnership, which is fully owned by the Company, a license for the provision of domestic land-line telecommunications services. The license expires in 20 years but may be extended by the Ministry of Communications for successive periods of 10 years provided that the licensee has complied with the terms of the license and has acted consistently for the enhancement of telecom services. The Company deposited a bank guarantee in the amount of NIS 10 million with the Ministry of Communications upon receiving the license which shall be used to secure the Company's obligations under the License. The license was amended in 2007 to grant the Company the right to offer Voice Over Broadband ("VoB") services using the infrastructure of Bezeq The Israel Telecommunication corp. ltd and HOT- Telecommunication Systems ltd (leading fixed communication infrastructure services providers in Israel) to access customers and to provide them with land-line telephony service. The License was further amended in 2007 to incorporate the provision of transmission and data communications services that were previously provided for under a transmission license that was granted in July 2006.

In March 2009, the Company was also granted a domestic land-line license to provide land-line services to the Israeli populated areas in the West Bank. The license is effective until March 2019.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL (continued)

D.	Main recent regulatory developments

(1)	Reduction of interconnect tariffs to be paid to cellular operators

In September 2010 the MOC published its decision regarding interconnect tariffs, which will be as follows:

•
The maximum interconnect tariff payable by a telecommunications operator to a cellular operator for the completion of a call in its cellular network will be reduced from the current tariff of NIS 0.251 per minute to NIS 0.0687 per minute effective January 1, 2011; to NIS 0.0634 per minute effective January 1, 2012; to 0.0591 per minute effective January 1, 2013; and to NIS 0.0555 per minute effective January 1, 2014.

•
The maximum interconnect tariff payable by a telecommunications operator to a cellular operator for sending an SMS message to its cellular network will be reduced from the current tariff of NIS 0.0285 to NIS 0.0016 effective January 1, 2011; to NIS 0.0015 effective January 1, 2012; to NIS 0.0014 effective January 1, 2013; and to NIS 0.0013 effective January 1, 2014.

The tariffs do not include VAT and will be updated annually on January 1 of each year starting January 1, 2011 as follows: the tariffs will be linked to the CPI, using the average annual CPI for the year 2009 (as defined by the Israeli Central Bureau of Statistics) as the basic CPI. The tariffs will be adjusted in accordance with the royalty rate paid by cellular operators as set in the relevant regulations.

The direct adverse effect of the reduction on the Company's net income, without taking into consideration any mitigating steps and the possible indirect adverse affects, is expected to be material.

On November 14, 2010, the Company filed a petition with the Supreme Court of Justice claiming that the Ministry of Communications 's decision to reduce interconnect tariffs is mistaken and unlawful and a hearing was set for June 2011. The Company has petitioned the Court to rescind the Ministry's decision and regulations or alternatively to amend them in such a manner so that the interconnect tariff chargeable by the Company shall not be less than the actual cost. The Company cannot predict the ultimate outcome of the petition.

(2)	Consumer license amendments

After conducting a hearing process, in December 2010, the Ministry of Communications amended the conditions of the licenses of all the cellular telecommunication companies in Israel effective March 12, 2011 to include 16 consumer amendments that will apply to both private as well as business subscribers. The amendment includes among others, a requirement to include a summary of the main terms of the commitment agreement on the front page of the agreement, a prohibition to charge subscribers for services that they did not expressly sign up for and provision of information in the monthly bill of business subscribers regarding the commitment period and exit fees that will need to be paid if they terminate the agreement.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -      GENERAL (continued)

d.	Main recent regulatory developments (continued)

As part of an amendment to the Telecommunications Law, effective February 2011, subscribers with commitment agreements for no more than 100 telephone lines that terminate a commitment agreement during the commitment period, may not be charged a penalty that exceeds 8% of the subscribers' average monthly bill for operator's services, until the termination, multiplied by the balance of the remaining number of months in the commitment period. In addition, such subscribers may not be denied benefits to which they would have been entitled had they not terminated the commitment agreement.  For commitment agreements signed prior to February 1, 2011, these new provisions will apply to customers with no more than 50 telephone lines. In addition, the cellular operators will be prohibited from demanding immediate full payment of the remaining installments for the handsets upon the customers' breach of the commitment period, and the subscriber s will be allowed to continue to pay out the installments in accordance with the dates and amounts they would have paid had they not terminated the agreement. The Company expects that these restrictions on subscriber exit fees are expected to increase the churn rate of post-paid subscribers.

NOTE 2 -      SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of preparation of the financial statements

The consolidated financial statements of the Company as of December 31, 2010 ("the financial statements") have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

The principle accounting policies set out below have been consistently applied to all periods presented unless otherwise stated.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates, and requires management to exercise its judgment in the process of applying the Company's accounting policies. Areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in note 4.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 -      SIGNIFICANT ACCOUNTING POLICIES (continued)

a.	Basis of preparation of the financial statements (continued)

Basis of measurement:

The financial statements have been prepared on the basis of historical cost convention except for the following assets and liabilities:

(a)	Derivative financial instruments are measured and presented at their fair values through profit or loss.

(b)	Property and equipment were revalued to the fair value on the transition date to IFRS, see note 2(f).

(c)	Liability for employee rights upon retirement, net, is valued based on the present value of the defined benefit obligation less fair value of the plan assets, see note 17.

(d)
Until December 31, 2003 the Israeli economy was considered hyperinflational according to IFRS, therefore the value of non-monetary assets, licenses and equity items have been adjusted for changes in the general purchasing power of the Israeli currency – NIS, based upon changes in the Israeli Consumer Price Index ("CPI") until December 31, 2003.

Convenience translation into U.S. Dollars (USD or $):

The NIS figures at December 31, 2010 and for the period then ended have been translated into dollars using the representative exchange rate of the dollar at December 31, 2010    (USD 1 = NIS 3.549). The translation was made solely for convenience, is supplementary information, and is distinguished from the financial statements. The translated dollar figures should not be construed as a representation that the Israeli currency amounts actually represent, or could be converted into, dollars.

b.	Foreign currency translations

(1) Functional and presentation currency

Items included in the financial statements are measured using the currency of the primary economic environment in which the Company and its subsidiaries and partnership operate (the "functional currency"). The financial statements are measured and presented in New Israeli Shekels ("NIS"), which is the Company's and its subsidiaries' and partnership functional and presentation currency. The amounts presented at NIS millions are rounded to the nearest NIS million.

(2) Transactions and balances

Balances in, or linked to, foreign currency are stated on the basis of the exchange rates prevailing at the end of the reporting period. Foreign currency transactions included in the statements of income are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Transaction gains or losses arising from changes in the exchange rates used in the translation of such balances are carried to financial income or expenses.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 -      SIGNIFICANT ACCOUNTING POLICIES (continued)

c.	Principles of consolidation

Subsidiaries are all entities over which the Company has the power to govern the financial and operating policies generally accompanying a shareholding of more than half of the voting rights. Subsidiaries are fully consolidated from the date on which control is transferred to the Company.

1)	The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries and Partnership.

2)	Intercompany balances and transactions between the Group's entities have been eliminated.

List of wholly owned Subsidiaries and partnership:

Partner Land-Line Communications Solutions - Limited Partnership
Partner Future Communications 2000 Limited ("PFC")
Partner Business Communications Solution - Limited Partnership - not active
Partner Net Limited – not active

d.	Operating Segments

Operating segments are reported in a manner consistent with the internal reporting provided to the Chief Executive Officer (regarded as Chief Operation Decision-Maker, CODM) who is responsible for allocating resources and assessing performance of the operating segments.

e.	Inventories

Inventories of cellular and fixed telephones (handsets), related accessories, spare parts, ISP modems and related equipment are stated at the lower of cost or net realizable value. Cost is determined on the "first-in, first-out" basis. The Company determines its allowance for inventory obsolescence and slow moving inventory, based upon expected inventory turnover, inventory aging and current and future expectations with respect to product offerings.

f.	Property and equipment

The Company adopted an exemption provided in IFRS1, on January 1, 2008, the transition date to IFRS, allowing to measure the Company's property and equipment as of the transition date to IFRS at fair value, and to use this value as its deemed cost as of that date. The deemed cost was based upon an appraisal, performed by management with the assistance of independent appraisers. The appraisal was based on considering the different elements and components of the property and equipment, and assigning them the appropriate estimation of useful life and fair value. The fair value on January 1, 2008 of property and equipment was NIS 1,690 million.

Subsequent purchases of property and equipment are stated at cost, less accumulated depreciation, and accumulated impairment losses.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 -      SIGNIFICANT ACCOUNTING POLICIES (continued)

f.	Property and equipment (continued)

Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the statement of income during the financial period in which they are incurred.

Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any other costs directly attributable to bringing the asset to a working condition for its intended use, and the costs of dismantling and removing the items and restoring the site on which they are located. Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment.

Changes in the obligation to dismantle and remove assets on sites and to restore the site on which they are located, other than changes deriving from the passing of time, are added or deducted from the cost of the assets in the period in which they occur. The amount deducted from the cost of the asset shall not exceed the balance of the carrying amount on the date of change, and any balance is recognized immediately in profit or loss, See (q) below.

Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, as follows:

years
Communications network:
Physical layer and infrastructure	10 - 25 (mainly 15, 10)
Other Communication network	3 - 15 (mainly 5, 10, 15)

Computers, software and hardware for
information systems	3-10 (mainly 3-5)
Office furniture and equipment	7-10
Optic fibers and related assets	7-25 (mainly 20)

On October 25, 2010 the Company signed an agreement with LM Ericsson Israel Ltd. ("Ericsson") for the upgrade of its existing networks and the deployment of a fourth generation network in Israel (the "Agreement"). The Agreement includes the upgrade, replacement and the expansion of certain parts of the Company's existing cellular and fixed line networks and the maintenance of the networks, including enhancement of the Company's abilities with respect to the cellular and fixed line ISP services it provides. The commercial operation of the fourth generation network by the Company is subject to the allocation of the relevant frequencies by the Ministry of Communications.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE2 -       SIGNIFICANT ACCOUNTING POLICIES (continued)

f.	Property and equipment (continued)

The term of the Agreement is until December 31, 2014, whereas the replacement of the Company's switches and radio equipment is scheduled to be carried out by the end of the year 2012.

The total net amount, following all discounts and settlements, some of which are conditional, that the Company will be required to pay for the capital expenditure and maintenance services is approximately USD 100 million (NIS 355 million). Payment will be made in quarterly installments throughout the term of the Agreement. The Company allocates the net amount between capital expenditures and maintenance based on their relative fair values. The amount relating to support and maintenance is approximately USD 12 million (NIS 43 million). The transaction will result in accelerated depreciation of the replaced equipment, throughout the replacement period, whereas the main impact of the accelerated depreciation will occur during the years 2011 and 2012. The Company recorded a depreciation acceleration of NIS 16 million in the fourth quarter of 2010. As of December 31, 2010, the depreciated cost of fixed assets that the Company intends to replace is approximately NIS 114 million. The expected depreciation acceleration in 2011 is expected to be approximately NIS 70 million.

The assets' useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period. Accordingly, the Company adjusted the useful lives of some assets. The effect of such adjustment on the statement of income for 2010 were immaterial. The expected effect on the statement of income for 2011 is an increase of approximately NIS 25 million, in cost of revenues.

Leasehold improvements are amortized by the straight-line method over the term of the lease (including reasonably assured option periods), or the estimated useful life (5-10 years) of the improvements, whichever is shorter.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (see note 2(h)).

g.	Licenses and other intangible assets

1)	Licenses:

The licenses to operate a cellular communication services are recognized at cost, adjusted for changes in the CPI until December 31, 2003 (See note 2 a(d)), and are amortized using the straight line method over their contractual period –the period ending in 2022.

Borrowing costs which served to finance the license fee - incurred until the commencement of utilization of the license - were capitalized to cost of the license.
The license for providing fixed-line telephone services is stated at cost and is amortized by the straight-line method over the contractual period of 20 years, starting in 2007.

The amortization periods exclude any possible future extensions.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 -      SIGNIFICANT ACCOUNTING POLICIES (continued)

g.	Licenses and other intangible assets (continued)

2)	Customer relationships:

The customer relationships were acquired in a business combination. Customer relationships with carriers are amortized over the estimated useful life which is 7 years using the straight-line method. Customer relationships with business customers are amortized over the estimated useful life which is 5 years using the straight-line method.

3)	Computer software:

Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and to bring to use the specified software. These costs are amortized over their estimated useful lives (3 to 7 years) using the straight-line method.

Costs associated with maintaining computer software are recognized as an expense as incurred. Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by the Company are recognized as intangible assets when the following criteria are met: (a) it is technically feasible to complete the software product so that it will be available for use; (b) management intends to complete the software product and use it; (c) there is an ability to use the software product; (d) it can be demonstrated how the software product will generate probable future economic benefits; (e) adequate technical, financial and other resources to complete the development and to use the software product are available; and (f) the expenditure attributable to the software product during its development can be reliably measured. Costs that are directly associated with the developing softwares controlled by the Company are recognized as intangible assets, and amortized over their estimated useful lives (3 to 7 years). Direct costs include costs of software development employees.

4)	Subscriber Acquisition and Retention Costs (SARC):

Costs to acquire or retain postpaid mobile telecommunication subscribers, pursuant to a contract with early termination penalties are capitalised if (1) such costs are identifiable and controlled; (2) it is probable that future economic benefits will flow from the subscribers to the Company; and (3) such costs can be measured reliably. If costs do not meet the aforementioned criteria they are recognized immediately as expenses. The cost of the subsidized handset less the subscriber's payment towards the handset, and sales commissions, are included in the subscriber acquisition and retention costs. Capitalized subscriber acquisition and retention costs are amortized over their expected useful life which is not longer than their minimum enforceable period, which is generally a period of 18 months, using the straight-line method. In the event that a subscriber churns off the network or the arrangement is canceled within the period, any unamortized subscriber acquisition or retention costs are written off in the period in which the subscriber churns. The criteria for capitalization of SARC are met for transaction occurring after January 1, 2009. See note 2(h).

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 -      SIGNIFICANT ACCOUNTING POLICIES (continued)

h.	Impairment of non-financial assets

Assets that are subject to depreciation and amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped to at the lowest levels for which there are separately identifiable cash flows (cash-generating units). The Company recorded in 2010 impairment of intangible asset: subscriber acquisition and retention costs in an amount of NIS 16 million, see note 11.

i.	Financial instruments

The Company classifies its financial instruments in the following categories: (1) at fair value through profit or loss, (2) loans and receivables, and (3) liabilities at amortized cost. The classification depends on the purpose for which the financial instruments were acquired or assumed. Management determines the classification of its financial instruments at initial recognition.

1.	Financial instruments at fair value through profit or loss category:

This category includes embedded derivative financial instruments and freestanding derivative financial instruments. These derivatives do not qualify for hedge accounting. Instruments in this category are classified as current if they are expected to mature within 12 months after the end of the reporting period; otherwise they are classified as non-current. Gains or losses arising from changes in the fair value of these derivative financial instruments are presented in the income statement within "finance costs, net" in the period in which they arise.

2.	Loans and receivables category:

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for arrangements longer than 12 months after the end of the reporting period, which are classified as non-current assets. Loans and receivables are recognized initially at fair value and subsequently measured at amortized costs using the effective interest method, less any impairment loss. The Company's loans and receivables comprise "trade receivables" and "other receivables" and "cash and cash equivalents" in the statement of financial position. See also note (q) (3) below regarding revenue recognition from non-current credit arrangements.

Ordinary purchases and sales of financial assets are carried at the settlement date, the date on which the asset is delivered to or by the Company.

Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. The amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate. The asset's carrying amount of the asset is reduced and the amount of the loss is recognised in the consolidated income statement.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 -      SIGNIFICANT ACCOUNTING POLICIES (continued)

i.	Financial instruments (continued)

3.	Financial liabilities and borrowings at amortized cost category:

Financial liabilities at amortized cost are non-derivative financial instruments with fixed or determinable payment. They are included in current liabilities, except for maturities greater than 12 months after the end of the reporting period, which are classified as non-current liabilities. Financial liabilities at amortized cost are recognized initially at fair value, net of transaction costs, and subsequently measured at amortized costs using the effective interest method. The Company's financial liabilities and borrowings at amortized cost category include notes payable, bank borrowings, credit facilities, and liability in respect of finance lease and accounts payables, in the statement of financial position.

j.	Cash and Cash equivalents

The Company considers all highly liquid investments, which include short-term bank deposits (up to 3 months from date of deposit) that are not restricted as to withdrawal or use, to be cash equivalents.

k.	Trade Receivables

Trade receivables are recognized initially at fair value. Non-current receivables are subsequently measured at amortized cost using the effective interest method, less allowance for impairment (allowance for doubtful accounts). The allowance is established when there is objective evidence that the Company will not be able to collect amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, or delinquency or default in debtor payments are considered indicators that trade receivable is impaired. The amount of the allowance is determined as a percentage of specific debts doubtful of collection, and taking into consideration the likelihood of recoverability of accounts receivable based on the age of the balances, the Company's historical write-off experience net of recoveries, changes in the credit worthiness of the Company's customers, and collection trends. The trade receivables are periodically reviewed for impairment.

The Company factors most of its non-current trade receivables resulting from sales of handsets by credit cards. The factoring is executed through a clearing company, on a non-recourse basis. The factoring of accounts receivable is recorded by the Company as a sales transaction, and derecognized under the provisions of IAS 39 financial instruments: recognition, and measurement. The results of the factoring transaction are charged to financial income and expenses on the settlement date.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 -      SIGNIFICANT ACCOUNTING POLICIES (continued)

l.	Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Company's share capital acquired by the Company (treasury shares) are presented as a reduction of equity, at the consideration paid. Including any attributable incremental costs, net of tax. Treasury shares do not have a right to receive dividends or to vote.

m.	Trade payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Accounts payable are classified as current liabilities if payment is due within one year or less. Trade payables are recognised initially at fair value, and subsequently measured at amortized cost.

n.	Employee benefits

(i)	Post employment benefits:

1.	Defined contribution plan

According to section 14 of the Israeli Severance Pay Law some of the Company's liability for some of the employee rights upon retirement is covered by regular contributions to various pension schemes. The schemes are generally funded through payments to insurance companies or trustee-administered funds. These plans are defined contribution plans, since the Company pays fixed contributions into a separate and independent entity. The Company has no legal or constructive obligations to pay further contribution if the fund does not hold sufficient assets to pay all employees the benefit relating to employee service in the current or prior periods. The amounts funded as above are not reflected in the statement of financial position.

Obligations for contributions to defined contribution pension plans are recognized as an expense in statement of income when they are due.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 -      SIGNIFICANT ACCOUNTING POLICIES (continued)

n.	Employee benefits (continued)

(i)	Post employment benefits (continued)

2.	Defined benefit plan

Labor laws and agreements, and the practice of the Company, require paying retirement benefits to employees dismissed or retiring in certain other circumstances, measured by multiplying the years of employment by the last monthly salary of the employee (i.e. one monthly salary for each year of tenure), the obligation of the Company to pay retirement benefits is treated as a defined benefit plan.

The defined benefit obligation is recognized in the statement of financial position at the present value of the defined benefit obligation at end of the reporting period less the fair values of plan assets. The defined benefit obligation is calculated annually using the projected unit credit method.

The measuring of liability and plan assets are based on calculation made by an external actuarial expert.

The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows (after taking into account the expected rate of salary increases and other actuarial assumptions) using interest rates of Israeli Government bonds that are denominated in the currency in which the benefits will be paid (NIS) and that have terms to maturity approximating the terms of the related liability, since the Company's management is in the opinion that Israel does not have a deep market for high-quality corporate bonds.

Actuarial gains and losses resulting from changes in actuarial valuation and differences between past assumptions and actual results are charged or credited to equity in other comprehensive income in the period in which they arise. Interest costs in respect of the defined benefit plan obligation and the expected returns on the plan assets are charged or credited to finance costs - net.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 -      SIGNIFICANT ACCOUNTING POLICIES (continued)

n.	Employee benefits (continued)

(i)	Post employment benefits (continued)

3.	Termination benefits

Termination benefits are payable when employment is terminated by the Company before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Company recognizes termination benefits when it is demonstrably legally or constructively committed either: terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after the end of the reporting period are discounted to their present value.

(ii)	Employment benefits

1.	Vacation and recreation benefits

The employees are legally entitled to vacation and recreation benefits, both computed on an annual basis. This entitlement is based on the term of employment. This obligation is treated as a short term benefit under IAS 19. The Company charges a liability and expense due to vacation and recreation pay, based on the benefits that have been accumulated for each employee, on undiscounted basis.

2.	Profit-sharing and bonus plans

The Company recognizes a liability and an expense for bonuses based on a formula that takes into consideration individual performance and the Company's overall performance.

The Company recognizes a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

o.	Share based payment

The Company operates a number of equity-settled, share-based compensation plans, under which the Company receives services from employees as consideration for equity instruments of the Company. The fair value of the employee services received in exchange for the grant of the equity instruments is recognized as an expense. The total amount to be expensed is determined by reference to the fair value of the equity instruments granted, at the grant date. The total amount expensed is recognized over the vesting period, which is the period over which all the specified vesting conditions are to be satisfied. At the end of each reporting period, the Company revises its estimates of the number of equity instruments that are expected to vest based on the vesting conditions, and recognizes the impact of the revision of original estimates, if any, in the statement of income, with corresponding adjustment to accumulated deficit.

The proceeds received net of any directly attributable transactions costs are credited to share capital and capital surplus when the equity instruments are exercised.

 PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 -      SIGNIFICANT ACCOUNTING POLICIES (continued)

p.	Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will require settling the obligation, and the amount has been reliable estimated. Where there are a number of similar obligations, the likelihood that an outflow will be required in a settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any item included in the same class of obligations may be small.

Provisions include the following:

(1)
In the ordinary course of business, the Company is involved in a number of lawsuits. The costs that may result from these lawsuits are only accrued for when it is probable that a liability, resulting from past events, will be incurred and the amount of that liability can be quantified or estimated within a reasonable range. The amount of the provisions recorded is based on a case-by-case assessment of the risk level, and events arising during the course of legal proceedings that may require a reassessment of this risk, and where applicable discounted at a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the liability. The Company's assessment of risk is based both on the advice of legal counsel and on the Company's estimate of the probable settlements amount that are expected to be incurred, if any.

(2)
The Company is required to incur certain costs in respect of a liability to dismantle and remove assets and to restore sites on which the assets were located. The dismantling costs are calculated according to best estimate of future expected payments discounted at a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the passage of time is recognized as finance costs.

(3)	Provisions for handset warranties include obligations to customers in respect of handsets sold.

See also note 13.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 -      SIGNIFICANT ACCOUNTING POLICIES (continued)

q.	Revenues

The Company's revenues are measured at fair value of the consideration received or receivable for the sale of goods and services in the ordinary course of business. Revenue is presented net of Value-Added-Tax, returns, rebates and discounts, and intercompany revenues. The Company recognizes revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the Company and when specific criteria have been met for each of the Company's activities as described herein.

(1)	Revenues from services:

Revenues from services (see note 1(b)) are recognized when the services are rendered, and all other revenue recognition criteria are met, net of credits and service discounts.

Revenues from Pre-paid calling cards sold to customers are recognized upon customer's usage of the cards, or expiration.

In accordance with Improvements to IFRSs issued in April 2009: amendment to appendix to IAS 18 Revenue, determining whether an entity is acting as a principal or as an agent, the Company is acting as a principal if it has exposure to the significant risks and rewards associated with the rendering of services. Features that indicate that the Company is acting as a principal include: (a) the Company has the primary responsibility for providing the services to the customer or for fulfilling the order; (b) the Company has latitude in establishing prices, either directly or indirectly; and (c) the Company bears the customer's credit risk for the amount receivable from the customer. On the other hand, the Company is acting as an agent if it does not have exposure to the significant risks and rewards associated with the rendering of services. One feature indicating that the Company is acting as an agent is that the amount the Company earns is predetermined, being either a fixed fee per transaction or a stated percentage of the amount billed to the customer. Based on the above considerations the Company determined that it is acting as an agent in respect of certain content services provided by third parties to customers, and therefore the revenues recognized from these services are presented on a net basis in the statement of income.

(2)	Revenues from sales of equipment:

Revenue from sale of equipment includes revenue from sale of handsets, routers, phones and related accessories. Revenue is recognized when the significant risks and reward of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement in regards to the goods, and the amount of revenue can be measured reliably.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 -      SIGNIFICANT ACCOUNTING POLICIES (continued)

q.	Revenues (continued)

Some sales of handsets with accompanying services constitute a revenue arrangement with multiple deliverables. Accordingly, consideration received is allocated to each deliverable based on the relative fair value of the individual element. The revenue from sales of handsets is recognized as equipment revenues upon the delivery of the equipment to the subscriber, when all revenue recognition criteria are met.

The Company determines the fair value of the individual elements based on prices at which the deliverable is regularly sold on a stand alone basis.

The Company subsidizes, in some cases, the sale of the handset to end subscribers by selling it at a price below its cost to secure a fixed-term service contract for the purpose of acquiring new subscribers or retaining existing subscribers. The handset sale is then treated as a non-revenue-generating transaction and accordingly, no revenue is recognized from these types of handset sales. The subsidy, and direct selling expenses are capitalized as elements of subscriber acquisition and retention costs in accordance with accounting policy set out in note 2(g)(4). The subsidy represents the difference between the cost of the handset and the payment received from the subscriber for the handset.

(3)	Revenues from non-current credit arrangements:

Revenues from non-current credit arrangements to customers in respect of sales of equipment are recognized on the basis of the present value of future cash flows, discounted at the prevailing rate for a similar instrument of an issuer with a similar credit rating. The difference between the original credit and its present value is recorded as other income over the credit period.

r.	Leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from lessor) are charged to income statements on a straight-line basis over the lease term, including extending options which are reasonably certain.

Leases where the Company, as a lessee, has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the lease's commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments. The property and equipment acquired under financial leases is depreciated over the shorter of the useful live of the asset and the lease term.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 -      SIGNIFICANT ACCOUNTING POLICIES (continued)

s.	Advertising expenses

Advertising expenses are charged to the statement of income as incurred. Advertising expenses for the years ended December 31, 2008, 2009 and 2010 totaled NIS 103 million, NIS 116 million and NIS 140 million, respectively.

t.	Tax expenses

The tax expense for the period comprises current and deferred tax. Tax is recognised in the income statement except to the extent that it relates to items recognised in other comprehensive income or directly in equity. In this case, the tax is also recognised in other comprehensive income or directly in equity, respectively.

The current income tax charge is calculated on the basis of the tax laws enacted or substantially enacted as of the end of the reporting period.  The Company recognized deferred tax, using the liability method, on temporary differences arising between the carrying amounts in the consolidated financial statements of assets and liabilities and their tax bases.

Deferred income tax is determined using the tax rates that have been enacted or substantially enacted by the end of the reporting period and are expected to apply when the related deferred income tax is realized or the deferred income tax liability is settled. Deferred income tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Deferred income tax assets are presented as non-current, see also note 23.

Deferred income tax is not provided on temporary differences arising on investments in subsidiaries, because the timing of the reversal of the temporary difference is controlled by the Company and it is not probable that the temporary difference will reverse in the foreseeable future.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 –     SIGNIFICANT ACCOUNTING POLICIES (continued)

u.	Dividend distribution

Dividend distribution to the Company's shareholders is recognised as a liability in the Company's financial statements in the period in which the dividends are approved by the Company's board of directors, excluding distributions that are pending regulatory approval. See also note 19.

v.	Earning Per Share (EPS)

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year excluding ordinary shares purchased by the Company and held as treasury shares.

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume exercise of all dilutive potential ordinary shares. The instruments that are potential dilutive ordinary shares are equity instruments granted to employees.

A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average annual market share price of the company's shares) based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

NOTE 3 -      RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The following new standards, amendments to standards and interpretations are mandatory for the first time for the financial year beginning January 1, 2010:

* IFRS 3 (revised), Business combinations, and consequential amendments to IAS 27, Consolidated and separate financial statements, IAS 28, Investments in associates, and IAS 31, Interests in joint ventures, are effective prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 1 July 2009.  The standard will be implemented when the arrangement in respect of the purchasing of 012 Smile will be consummated, as discussed in note 26.

* Amendment to IAS 7 Statement of Cash Flows, issued as part of the Improvements to IFRSs issued on April 2009. The amendment clarifies that only expenditures that result in a recognised asset in the statement of financial position are eligible for classification as investing activities. The application of the amendment had no material impact on the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 -       RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS (continued)

The following new standards, amendments to standards and interpretations are mandatory for the first time for the financial year beginning January 1, 2010 (continued)

* Amendment to IAS 39 Financial Instruments: Recognition and Measurement, issued as part of the Improvements to IFRSs issued on April 2009. The new guidance provides that a call, put, or prepayment option embedded in a host debt contract or host insurance contract is closely related to the host contract if the exercise price of a prepayment option reimburses the lender for an amount up to the approximate present value of lost interest for the remaining term of the host contract. According to this guidance the Company has not accounted for embedded derivatives in 2010 separately from hosting non-current bank loans. This amendment had no material effect on 2008 and 2009 financial statements. See also note 14.

* IFRIC 9, Reassessment of embedded derivatives and IAS 39, Financial instruments: Recognition and measurement, effective 1 July 2009. This amendment to IFRIC 9 requires assessing whether an embedded derivative should be separated from a host contract when the Company reclassifies a hybrid financial asset out of the ‘fair value through profit or loss’ category. This assessment is to be made based on circumstances that existed on the later of the date the Company first became a party to the contract and the date of any contract amendments that significantly change the cash flows of the contract. If the Company is unable to make this assessment, the hybrid instrument must remains classified as at fair value through profit or loss in its entirety. This is not currently applicable to the Company.

The following are new standards, amendments and interpretations issued but not effective for the financial year beginning January 1, 2010.

* IFRS 9, Financial instruments, issued in November 2009. This standard is the first step in the process to replace IAS 39, Financial instruments: recognition and measurement. IFRS 9 introduces new requirements for classifying and measuring financial assets and is likely to affect the Company’s accounting for its financial assets. The second part was published in October 2010, the IASB added to IFRS 9 requirements related to the classification and measurement of financial liabilities. Also in October 2010, the requirements in IAS 39 related to the derecognition of financial assets and financial liabilities were carried forward unchanged to IFRS 9.  The standard is not applicable until January 1, 2013 but is available for early adoption. The standard was not early adopted.

* In May 2010 the IASB issued Improvements to IFRSs that includes amendments to existing IFRSs, most of them are effective for annual periods beginning on or after January 2011. The standards were not early adopted.

* In October 2010, an amendment to IFRS 7 Financial instruments: Disclosures was published. The amendment broadens the disclosures requirement regarding financial assets that were transferred to other parties (hereinafter - the amendment to IFRS 7), and will be effective for reporting periods commencing on July 1, 2011 or beyond. An amendment to IFRS 9 Financial instruments (hereinafter - the amendment to IFRS 9) was also published and will be effective for reporting periods commencing on January 1,, 2013 or beyond.  The company chose not to early adopt the amendment to IFRS 7 and to IFRS 9.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 –     CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The Company makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldomly equal actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

a. Critical accounting estimates and assumptions

Property and equipment:

The Company has substantial investments in tangible long-lived assets, primarily the Company's communications network. The assets are depreciated on a straight line basis over their estimated economic useful lives. This estimation of economic useful lives is based on assumptions of future changes in technology or changes in the Company's intended use of these assets. The assets estimated economic useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period. The Company allocates purchase price between property and equipment and maintenance costs where they are purchased in a single transaction based on their estimated relative fair values. See also note 2(f).

The Company also estimates the assets for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its estimated recoverable amount. The estimation of recoverable amount is based on the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped to at the lowest levels for which there are separately identifiable cash flows (cash-generating units). See also note 2(h).

Licenses:

See note 2(g) in respect of amortization of licenses costs.

Subscriber Acquisition and Retention Costs (SARC):

Costs to acquire or retain postpaid mobile telecommunication subscribers, pursuant to a contract with early termination penalties are capitalized in accordance with the policy described in note 2 (g) (4). The costs (the subsidy and fees) associated with these sales, where the Company subsidizes the sale of the handset by selling it below its cost to secure a fixed-term profitable service contract, are considered element of cost and the sale of the handset is treated as non-revenue-generating transaction. Accordingly no revenue is recognized from these types of handset sales. The Company made an estimate of the expected useful life of the SARC, which is not longer than their minimum enforceable period, which is generally a period of 18 months. This estimate is reviewed, and adjusted if appropriate, at the end of each reporting period.

Allowance for doubtful accounts:

See note 2(k) in respect of accounting for allowance for doubtful accounts.

Tax expenses:

The Company is subject to income taxes in the Israeli jurisdiction. Judgment is required in determining the provision for income taxes. There are transactions and calculations for which the ultimate tax determination is uncertain. The Company recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made. See also note 2(t).

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 –     CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (continued)

b. Critical judgments in applying the Company's accounting policies

Provisions for legal claims:

The Company exercises judgment in measuring and recognizing provisions and the exposure pending litigation or other outstanding claims including claims for class actions. Judgment is necessary in the assessing the likelihood that a pending claim will succeed, or a liability will arise, and to quantify the possible range of final settlement. Provisions are recorded for liabilities when a loss is considered probable and can be reasonably estimated. Because of the inherent uncertainties in this evaluation process, actual losses may be different from the originally estimated provision. These judgements are subject to change as new information becomes available, primarily with the support of internal specialists, or with the support of outside consultants such as legal counsel.
Revisions to the estimates of these losses may affect future operating results.

Revenue Recognition:

The Company recognizes service revenues based upon minutes and seconds used, net of credits and adjustments for service discounts. Because the Company's billing cycles use cut-off dates, which for the most part do not coincide with the Company's reporting periods, the Company is required to make estimates for service revenues earned but not yet billed at the end of each reporting period. These estimates are based primarily upon historical data and trends. Actual billing cycle results and related revenue may vary, depending on subscriber usage and rate plan mix, from the results estimated at the end of each period.

In certain cases, cellular handsets are sold to subscribers within the context of airtime packages, in order to allocate the revenues into separate units of accounting; the Company is required to estimate the fair value of each deliverable. These estimates are based upon the price of each deliverable when it is sold on a stand alone basis.

Regarding determination whether the Company is acting as a principal or as an agent see note 2(q)(1).

Sales of equipment with accompanying services:

The revenue recognition criteria are usually applied separately to each transaction. However, in certain circumstances, it is necessary to apply the recognition criteria to the separately identifiable components of a single transaction in order to reflect the substance of the transaction. When the selling price of an arrangement includes an identifiable amount for subsequent servicing, that amount is deferred and recognised as revenue over the period during which the service is performed. Conversely, the recognition criteria are applied to two or more transactions together when they are linked in such a way that the commercial effect cannot be understood without reference to the series of transactions as a whole. The Company made judgments to determine that certain sales of equipment with accompanying services constitute an arrangement with multiple deliverables, and accordingly, consideration received is allocated to each deliverable based on the relative fair value of the individual element.

 PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5 –     SEGMENT INFORMATION

The operating segments were determined based on the reports reviewed by Chief Executive Officer (CEO) that makes strategic decisions, who is the Chief Operating Decision Maker ("CODM"). The CEO considers the business from two operating segments, as follows:

(1)
Cellular business – consists mainly of cellular services as: airtime, interconnect and content. In addition, this segment includes selling of related equipments: mainly handsets cellular phones, and related equipment

(2)
Fixed line business - consist of a number of services provided over fixed-line networks: Transmission services; Primary Rate Interface ("PRI") lines for business sector customers; Voice over Broadband ("VoB") telephony services; and Internet service provider ("ISP") services. In addition, this segment includes selling of related equipments such as routers and phones.

Each segment is divided to services and equipment relating to revenues and cost of revenues. The reportable operating segments include the following measures: revenues, cost of revenues, operating profit (loss), and Earning Before Interest expenses, Tax, Depreciation and Amortization ("EBITDA").  The CODM does not examine assets or liabilities for those segments, therefore they are not presented.

	New Israeli Shekels
	Year ended December 31, 2010
	In millions
	Cellular segment	Fixed line segment	Elimination	Consolidated
Segment revenue - Services	5,555	107		5,662
Inter-segment revenue - Services	20	57	(77)
Segment revenue - Equipment	987	25		1,012
Total revenues	6,562	189	(77)	6,674

Segment cost of revenues – Services	3,174	133		3,307
Inter-segment cost of revenues- Services	57	20	(77)
Segment cost of revenues - Equipment	751	35		786
Cost of revenues	3,982	188	(77)	4,093
Gross profit (loss)	2,580	1		2,581

Operating expenses	760	25		785
Other income	64			64
Operating profit (loss)	1,884	(24)		1,860
Adjustments to presentation of EBITDA –depreciation and amortization	633	36		669
- Impairment of intangible assets	16			16
- Other (1)	25			25
EBITDA	2,558	12		2,570
Reconciliation of EBITDA to profit before tax
- Depreciation and amortization				(669)
- Impairment of intangible assets				(16)
- Finance costs, net				(181)
- other (1)				(25)
Profit before income tax				1,679

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5 –      SEGMENT INFORMATION (continued)

	New Israeli Shekels
	Year ended December 31, 2009
	In millions
	Cellular segment	Fixed line segment	Elimination	Consolidated
Segment revenue - Services	5,369	55		5,424
Inter-segment revenue - Services	11	33	(44)
Segment revenue - Equipment	628	27		655
Total revenues	6,008	115	(44)	6,079
Segment cost of revenues – Services	3,091	115		3,206
Inter-segment cost of revenues- Services	33	11	(44)
Segment cost of revenues - Equipment	518	46		564
Cost of revenues	3,642	172	(44)	3,770
Gross profit (loss)	2,366	(57)		2,309
Operating expenses	626	51		677
Other income	69			69
Operating profit (loss)	1,809	(108)		1,701
Adjustments to presentation of EBITDA
– depreciation and amortization	552	25		577
– other (1)	26			26
EBITDA	2,387	(83)		2,304
Reconciliation of EBITDA to profit before tax
- Depreciation and amortization				(577)
- Finance costs, net				(176)
- Other (1)				(26)
Profit before income tax				1,525

In order to reflect a change in the approach of Management, the allocation of revenues and cost of revenues between services and equipment within the cellular segment was changed, effective from the fourth quarter of 2010. Total profit for the cellular and fixed line segments separately remains unchanged. The figures for 2009 and 2008 in the financial statements have not been reclassified. However, had the allocation been applied to 2009 and 2008, service revenues would have been higher by NIS 22 and 12 million, respectively, and equipment revenues would have been lower by the same amount. For the cost of revenues, had the allocation been applied to 2009 and 2008, the cost of service revenues would have been lower by NIS 46 and 45 million, respectively, and the cost of equipment sales revenues would have been higher by the same amount.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5 –     SEGMENT INFORMATION (continued)

	New Israeli Shekels
	Year ended December 31, 2008
	In millions
	Cellular segment	Fixed line segment	Reconciliation for consolidation	Consolidated
Segment revenue - Services	5,521	25		5,546
Inter-segment revenue - Services	2	15	(17)
Segment revenue - Equipment	756	-		756
Total revenues	6,279	40	(17)	6,302
Segment cost of revenues – Services	2,969	56
Inter-segment cost of revenues- Services	15	2	(17)	3,025
Segment cost of revenues - Equipment	842	1		843
Cost of revenues	3,826	59	(17)	3,868
Gross profit (loss)	2,453	(19)		2,434
Operating expenses	656	16		672
Other income	64			64
Operating profit (loss)	1,861	(35)		1,826
Adjustments to presentation of EBITDA
–depreciation and amortization	445	18		463
–other (1)	9			9
EBITDA	2,315	(17)		2,298
Reconciliation of EBITDA to profit before tax
- Depreciation and amortization				(463)
- Finance costs, net				(184)
- Other (1)				(9)
Profit before tax				1,642

1	mainly employee share based compensation expenses.

EBITDA as reviewed by the CODM, represents earnings before interest (finance costs, net), taxes, depreciation and amortization, as a measure of operating profit. EBITDA is not a financial measure under IFRS and may not be comparable to other similarly titled measures for other companies.

EBITDA may not be indicative of the Company's historic operating results nor is it meant to be predictive of potential future results. See also note 14 (7).

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 – FINANCIAL RISK MANAGEMENT

a.	Financial risk factors

The Company is exposed to a variety of financial risks: credit, liquidity and market risks as part of its normal course of business. The Company's risk management objective is to monitor risks and minimize the possible influence that results from this exposure, according to its evaluations and expectations of the parameters that affect the risks. The Company uses freestanding derivative instruments in order to partially cover its exposure to foreign currency exchange rate and CPI fluctuations. The freestanding derivative instruments are used for economic risk management that does not qualify for hedge accounting under IAS 39. The Company does not hold or issue derivative financial instruments for trading purposes.

1. Risk Management

Risk management is carried out by the treasury department under policies and/or directions resolved and approved by the board of directors.

2. Market risk

The Company enters into foreign currency freestanding derivative transactions in order to protect itself against the risk that the eventual dollar cash flows resulting from the anticipated payments, mainly in respect of trade receivables denominated in foreign currencies, will be are affected by changes in foreign currencies exchange rates. In addition the Company enters into derivative transactions in order to protect itself against the change in the CPI in respect of the principal of the CPI-linked Notes payable and borrowings.

Fair value and interest rate risk
The interest rate risk is resulting from non current borrowings. The Company's notes payable and borrowings bearing fixed interest rates cause fair value risk. Since they are measured and presented in the statement of financial position at amortized cost, changes in the interest rate do not affect the financial statements nor cash flows in respect of the notes payable. The Company does not enter into interest risk hedging transactions.

Cash flow risk
The Company is exposed to fluctuations in the Israeli Consumer Price index (CPI), as non-current borrowings that are linked to the CPI. As part of its risk management policy the Company has entered into forward contracts that partially mitigate the exposure to changes in the CPI.

Furthermore, the Company's notes payable and non-current borrowings bearing variable interest rate cause cash flow risks. The Company does not enter into interest risk hedging transactions.

Foreign exchange risk
The Company's operating income and cash flows are exposed to currency risk, mainly due trade receivables denominated in foreign currencies. As part of its risk management policy the Company enters into forward exchange contracts to partially mitigate the exposure to fluctuations in foreign exchange rates (mainly USD).

Price risk
The Company is not exposed to price risk since it does not hold investments in securities.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 – FINANCIAL RISK MANAGEMENT (continued)

Linkage of monetary balances:

The Company's exposure to foreign currency risk and CPI was based on the following financial instruments:

	December 31, 2009			December 31, 2010
	In or linked to foreign currencies (mainly USD)	NIS linked to CPI	NIS unlinked	In or linked to foreign currencies (mainly USD)	NIS linked to CPI	NIS unlinked
	New Israeli Shekels In millions
Current assets
Cash and cash equivalents			329			321
Trade receivables			1,275			1,331
Other receivables			8		38	33
Derivative financial instruments (*)	3	11		3	3
Non- current assets
Trade receivables			474			632
Derivative financial instruments (*)		4
Total assets	3	15	2,086	3	41	2,317

Current liabilities
Current maturities of notes payable and of other liabilities and current borrowings		752			578	50
Trade payables	224		553	183		588
Other payables			238		1	263
Parent group - trade	19		15	43		29
Derivative financial instruments (*)	4			3
Non- current liabilities
Non-current borrowings			300		502	750
Notes payable		1,379			1,043	793
Other		2
Total liabilities	247	2,133	1,106	229	2,124	2,473

(*) relates to freestanding forward derivative financial instruments and embedded derivative financial instruments

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 – FINANCIAL RISK MANAGEMENT (continued)

Sensitivity analysis

A change of the CPI as at December 31, 2008, 2009 and 2010 would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables remain constant.

	Change	Equity	Profit
		New Israeli Shekels In millions
December 31, 2008
Increase in the CPI of	2.0%	(27)	(27)
Decrease in the CPI of	(2.0%)	27	27

December 31, 2009
Increase in the CPI of	2.0%	(41)	(41)
Decrease in the CPI of	(2.0%)	41	41

December 31, 2010
Increase in the CPI of	2.0%	(40)	(40)
Decrease in the CPI of	(2.0%)	40	40

A change of the USD exchange rate as at December 31, 2008, 2009 and 2010 would have increased (decreased) equity and profit by the amounts shown below. This analysis assumes that all other variables remain constant.

	Change	Equity	Profit
		New Israeli Shekels In millions
December 31, 2008
Increase in the USD of	5.0%	(6)	(6)
Decrease in the USD of	(5.0%)	5	5

December 31, 2009
Increase in the USD of	5.0%	(12)	(12)
Decrease in the USD of	(5.0%)	10	10

December 31, 2010
Increase in the USD of	5.0%	1	1
Decrease in the USD of	(5.0%)	(1)	(1)

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Data regarding the dollar exchange rate and the Israeli CPI:

	Exchange
	rate of one	Israeli
	dollar	CPI*
At December 31:
2010	NIS 3.549	211.67 points
2009	NIS 3.775	206.19 points
2008	NIS 3.802	198.42 points
Increase (decrease) during the year:
2010	(6%)	2.7%
2009	(0.7%)	3.9%
2008	(1.1%)	3.8%

* Based on the index for the month ending on the end of each reporting period, on the basis of 1993 average = 100 points.

Details regarding the derivative financial instruments - foreign exchange and CPI risk management:

The notional amounts of derivatives as of December 31, 2008, 2009 and 2010 are as follows:

	New Israeli Shekels
	December 31
	2008	2009	2010
	In millions
Forward transactions for the
changes in the Israeli CPI	800	430	80
Forward transactions for the
exchange of dollars into NIS	380	113	334
Forward transactions for the
Exchange of Euros into NIS	32	-	-

Embedded derivatives - for the exchange NIS into dollars	310	163	144

See also note 6(4) regarding maturity dates of the derivative financial instruments.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 – FINANCIAL RISK MANAGEMENT (continued)

3. Credit risk
Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company's trade receivables, and also from cash and cash equivalents, freestanding forward contrast, and other receivables. Management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. The Company conducts credit evaluations on receivables in certain types over a certain amount, and requires collaterals against them. Management monitors outstanding receivable balances and the financial statements include appropriate allowances for estimated irrecoverable amounts.

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the end of the reporting period was:

	New Israeli Shekels
	December 31
	2009	2010
	In millions
Cash and cash equivalents	329	321
Trade receivables including non-current amounts	1,749	1,963
Forward exchange contracts on CPI	15	3
Other receivables	8	12
	2,101	2,299

The cash and cash equivalents are held in leading Israeli commercial banks, rated by Standard & Poor's Maalot at between ilAA- stable to ilAA+ stable. The Forward contracts are signed with leading Israeli commercial banks, rated by Standard & Poor's Maalot at between ilAA stable to ilAA+ stable.

The trade receivables are significantly widespread, and include individuals and businesses, and therefore have no representing credit rating.

See also note 7 as to the assessment by aging of the trade receivables and related allowance for doubtful accounts.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 – FINANCIAL RISK MANAGEMENT (continued)

4. Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company's approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, without incurring unacceptable losses or risking damage to the Company's reputation. The Company's policy is to ensure that it has sufficient cash and cash equivalents, and credit facilities to meet expected operational expenses, dividends, and financial obligations.

The following are the contractual maturities of financial liabilities, including estimated interest payments:

The amounts disclosed in the table are the contractual undiscounted cash flows.

December 31, 2010	1st year	2nd year	3rd year	4 to 5 years	More than 5 years	Total
	New Israeli Shekels In millions
Notes payable series A	600	389				989
Notes payable series B	16	16	131	250	119	532
Notes payable series C	7	7	7	14	220	255
Notes payable series D	15	15	15	29	455	529
Notes payable series E	22	22	102	191	173	510
Bank borrowings	101	99	395	166	822	1,583
Trade and Other payables	920					920
Parent group - trade	72					72
Other liabilities	3					3
Foreign currency forward contracts	3					3
	1,759	548	650	650	1,789	5,396

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 – FINANCIAL RISK MANAGEMENT (continued)

December 31, 2009	1st year	2nd year	3rd year	4 to 5 years	More than 5 years	Total
	New Israeli Shekels In millions
Notes payable series A	809	778	189			1,776
Notes payable series B	16	15	15	252	236	534
Non-current bank borrowings	7	6	6	307		326
Trade and other payables	914					914
Parent group - trade	34					34
Other liabilities	2	2				4
Foreign currency forward contracts	3					3
Embedded derivatives	1					1
	1,786	801	210	559	236	3,592

Trade and other payables includes December salary and employee bonus of NIS 137 million which had been omitted in the prior year.

See notes 14 and 15 in respect of bank borrowings and notes payable.

The following table shows expected cash flows of the freestanding forward contracts that were recognized as financial liabilities.

As at December 31, 2010	1st year	2nd year	Total
	New Israeli Shekels In millions
Foreign currency forward contracts: amounts to be received	*		*
Foreign currency forward contracts: amounts to be paid	(3)		(3)
	(3)		(3)

As at December 31, 2009	1st year	2nd year	Total
	New Israeli Shekels In millions
Foreign currency forward contracts: amounts to be received	75		75
Foreign currency forward contracts: amounts to be paid	(78)		(78)
CPI forward contracts to be settled net	(3)		(3)

* Representing an amount less than 1 million.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 – FINANCIAL RISK MANAGEMENT (continued)

b. Capital risk management

See note 14(7) regarding financial covenants in respect of credit facilities.

See note 19(c) regarding dividends policy.

c. Fair values of financial instruments

Effective January 1, 2009, the Company adopted the amendment to IFRS 7 for financial instruments that are measured in the statement of financial position at fair value, this requires disclosure of fair value measurements by level of the following fair value measurement hierarchy:

•	Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1).

•	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2).

•	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3)

The financial instruments that are measured at fair value through profit or loss are derivative financial instruments.

The fair value of forward contracts and embedded derivatives are calculated by discounting estimated future cash flows based on the terms and maturity of each contract and using forward rates for a similar instrument at the measurement date (Level 2).

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 – FINANCIAL RISK MANAGEMENT (continued)

c. Fair values of financial instruments (continued)

As detailed in note 2(i) the financial instruments are categorized as following:

* Fair Value Through Profit or Loss (FVTPL)
* Loans and Receivables (L&R)
* Amortized Cost (AC)

The fair values of financial assets and liabilities, together with the carrying amounts shown in the statement of financial position, are as follows:

		December 31, 2009			December 31, 2010
	Category	Carrying amount	Fair value	Interest rate used (**)	Carrying amount	Fair value	Interest rate used (**)
		New Israeli Shekels In millions
Assets
Cash and cash equivalents	L&R	329	329		321	321
Trade receivables	L&R	1,749	1,754	4.25%	1,963	1,956	5.50%
Other receivables (*)	L&R	8	8		40	40
Derivative financial instruments	FVTPL Level 2	18	18		6	6
Liabilities
Notes payable series A	AC	1,681	1,765	Market quote	956	986	Market quote
Notes payable series B	AC	448	434	4.19%	458	484	Market quote
Notes payable series C	AC				205	209	Market quote
Notes payable series D	AC				396	393	Market quote
Notes payable series E	AC				397	405	Market quote
Trade payables and other (*)	AC	777	777		771	771
Bank borrowing bearing variable interest (*)	AC	300	300		300	300
Bank borrowings bearing fixed interest- unlinked	AC				500	524	5.29%
Bank borrowings bearing fixed interest - linked to the CPI	AC				502	490	3.16%
Parent group – trade (*)	AC	34	34		72	72
Finance lease obligation (*)	AC	4	4		3	3
Derivative financial instruments	FVTPL Level 2	4	4		3	3

(*)	The fair value of these current financial instrument does not differ significantly from its carrying amount, as the impact of discounting is not significant.
(**)	Weighted average of interest rate used to calculate the fair value based on discounted cash flows.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – TRADE RECEIVABLES

(a)	Composition:

	New Israeli Shekels
	December 31
	2009	2010
	In millions
Trade (current and non-current)	2,056	2,294
Deferred interest income	(58)	(75)
Allowance for doubtful accounts	(249)	(256)
	1,749	1,963
Current	1,275	1,331
Non – current	474	632

Non-current trade receivables bear no interest. These balances are in respect of equipment sold in installments (18-36 monthly payments). The current amount is computed on the basis of the interest rate relevant at the date of the transaction (2010 – 4.75% - 5.5%) (2009 – 4% - 5.25%).

During 2009 and 2010 the Company factored most of its non-current trade receivables resulting from sales of handsets through credit cards. The factoring was executed through a clearing company, on a non-recourse basis. The factoring of accounts receivable was recorded by the Company as a sale transaction under the provisions of IAS 39. During the year ended December 31, 2009 and 2010, the Company factored NIS 124 million and NIS 145 million of trade receivables with credit cards. The resulting costs were charged to "finance expenses" in the statement of income, as incurred.

(b)	Allowance for doubtful accounts:

The changes in the allowance for the years ended December 31, 2008, 2009 and 2010 are as follows:

	New Israeli Shekels
	Year ended
	2008	2009	2010
	In millions
Balance at beginning of year	163	250	249
Receivables written-off during the year as uncollectible	(4)	(72)	(43)
Change during the year	91	71	50
Balance at end of year	250	249	256

Doubtful accounts expenses are recorded in the statement of income under General and Administrative expenses.

See note 6(a)(3) regarding trade receivables credit risk.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – TRADE RECEIVABLES (continued)

(b) Allowance for doubtful accounts (continued)

The aging of gross trade receivables and their respective allowance for doubtful accounts as of, December 31, 2009 and 2010 is as follows:

	Gross	Allowance	Gross	Allowance
	New Israeli Shekels In millions
	December 31
	2009		2010
Not past due	1,734	57	1,950	58
Past due less than one year	104	33	110	37
Past due more than one year	218	159	234	161
	2,056	249	2,294	256

Trade receivables that are not past due are rated by the Company as risk class 1, and trade receivables that are past due are rated by the Company as risk class 2.

With respect to the trade receivables that are neither impaired nor past due (2010 - NIS 273 million, 2009 - NIS 228 million), there are no indications as of the end of the reporting period that the debtors will not meet their payment obligations.

NOTE  8 – OTHER RECEIVABLES AND PREPAID EXPENSES

	New Israeli Shekels
	December 31
	2009	2010
	In millions
Ministry of Communications	-	38
Prepaid expenses	23	21
Sundry	8	12
	31	71

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 – INVENTORY

a.	Composition

	New Israeli Shekels
	December 31
	2009	2010
	In millions
Handsets	106	62
Accessories and other	27	19
Spare parts	18	15
ISP modems and related equipment	7	5
	158	101

b. Inventories at December 31, 2010, are presented net of an allowance for decline in value in the amount of NIS 5 million (December 31, 2009 – NIS 9 million).

The cost of inventory recognized as expenses and included in cost of revenue for the years ended December 31, 2009 and 2010 amounted to NIS 662 million, and NIS 838 millions respectively.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 – PROPERTY AND EQUIPMENT

	Communication network	Computers(*)	Optic fibers and related assets	Office furniture and equipment	Leasehold improvements	Total
	New Israeli Shekels In millions
Cost
Balance at January 1, 2008	1,287	93	134	11	165	1,690
Additions	382	46	108	7	15	558
Disposals	9	1	-	-	-	10
Balance at December 31, 2008	1,660	138	242	18	180	2,238

Additions	316	85	59	9	20	489
Disposals	45	1	-	-	-	46
Balance at December 31, 2009	1,931	222	301	27	200	2,681

Additions	224	99	27	4	28	382
Disposals	26	4	-	10	-	40
Balance at December 31, 2010	2,129	317	328	21	228	3,023

Accumulated Depreciation
Balance at January 1, 2008
Depreciation for the year	242	26	11	5	27	311
Disposals	8					8
Balance at December 31, 2008	234	26	11	5	27	303

Depreciation for the year	267	39	14	9	28	357
Disposals	42	1				43
Balance at December 31, 2009	459	64	25	14	55	617

Depreciation for the year	278	50	19	9	29	385
Disposals	23	4	-	10	-	37
Balance at December 31, 2010	714	110	44	13	84	965

Carrying amounts, net

At December 31, 2008	1,426	112	231	13	153	1,935
At December 31, 2009	1,472	158	276	13	145	2,064
At December 31, 2010	1,415	207	284	8	144	2,058
 (*) including finance leased.

Depreciation expenses are included in the statement of income in cost of revenues NIS 338 million and NIS 363 million, selling and marketing expenses NIS 7 million and NIS 10 million, and general and administrative expenses NIS 12 million and NIS 12 million for the years ended December 31, 2009 and 2010 respectively. See also note 2(f).

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 – LICENCES AND OTHER INTANGIBLE ASSETS

	Licenses	Customer relationships	Subscriber acquisition and retention costs	Computer software	Total
	New Israeli Shekels In millions
Cost
Balance at January 1, 2008	2,104	18		610	2,732
Additions				31	31
Disposals				2	2
Balance at December 31, 2008	2,104	18		639	2,761

Additions			199	33	232
Disposals	12		18	265	295
Balance at December 31, 2009	2,092	18	181	407	2,698

Additions			72	52	124
Disposals	7		187	45	239
Balance at December 31, 2010	2,085	18	66	414	2,583

Accumulated amortization
Balance at January 1, 2008	932	4		415	1,351
Amortization for the year	85	3		64	152
Disposals				2	2
Balance at December 31, 2008	1,017	7		477	1,501

Amortization for the year	76	3	88	53	220
Disposals			18	265	283
Balance at December 31, 2009	1,093	10	70	265	1,438

Amortization for the year	80	3	141	60	284
Impairment recorded			16		16
Disposals			187	45	232
Balance at December 31, 2010	1,173	13	40	280	1,506

Carrying amounts, net

At December 31, 2008	1,087	11		162	1,260
At December 31, 2009	999	8	111	142	1,260
At December 31, 2010	912	5	26	134	1,077

Amortization expenses are included in the statement of income in cost of revenues.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 – OTHER PAYABLES

	New Israeli Shekels
	December 31
	2009	2010
	In millions
Employees and employee institutions	137	149
Liability for vacation and recreation pay	21	15
Government institutions	61	59
Interest payable	2	18
Sundry	17	23
	238	264

NOTE 13 – PROVISIONS INCLUDING DISMANTLING AND RESTORING SITES OBLIGATION

	Dismantling and restoring sites obligation	Legal claims**	Handset warranty	Total
	New Israeli Shekels In millions

Balance as at January 1, 2010	23	33	1	57
Additions during the year	1	19	7	27
Change in dismantling costs	(2)			(2)
Reductions during the year	*	(30)	(4)	(34)
Unwind of discount	1			1
Balance as at December 31, 2010	23	22	4	49
Non-current	23		-	23
Current		22	4	26
Balance as at December 31, 2009	23	33	1	57
Non-current	23	-	-	23
Current	-	33	1	34

* Representing an amount of less than NIS 1 million

** See also note 18 (c) and (d).

Dismantling and restoring sites obligation
The abovementioned additions during the year and reductions during the year are non-cash transactions recorded against Property and equipment.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14 – BANK BORROWINGS

1)
The Company had a senior credit facility with leading commercial banks. In 2008, the Company's senior credit facilities consisted of a USD 75 million long-term loan facility (Facility A) and a USD 75 million revolving loan facility (Facility B). On September 1, 2008, Facility A expired, with USD 6 million borrowed and repaid under Facility A in 2009. Facility B expired on September 1, 2009. During 2009 the Company used facility B to draw short term credits.

2)
On November 24, 2009, Facility D was received from a leading Israeli commercial bank in the amount of NIS 700 million for a maximum period of 3 years, in wholesale interest rate plus a margin of 0.85%, effective from January 1, 2010. The facility is used for short term financing. The wholesale interest rate of the bank as of December 31, 2009 and 2010 was 1.15% and 2.15% per year respectively. The Company is charged a commitment fee of 0.4% per year for undrawn amounts. As of December 31, 2010 no funds were drawn from this facility.

3)
On October 1, 2009, Facility C was received from a leading Israeli commercial bank. in the amount of NIS 250 million for a maximum period of 5 years, in wholesale interest rate plus a margin of 0.85%. The facility was used for short term financing. The wholesale interest rate of the bank as of December 31, 2009 was 1.1% and per year. The Company was charged a commitment fee of 0.4% per year for undrawn amounts. The facility was cancelled on November 11, 2010.

On December 2, 2009, Facility E was received from a leading Israeli commercial bank in the amount of NIS 250 million for a maximum period of 3 years, in wholesale interest rate plus a margin of 0.85%, effective from January 1, 2010. The facility was used for short term financing. The wholesale interest rate of the bank as of December 31, 2009 was 1.1% per year. The Company was charged a commitment fee of 0.4% per year for undrawn amounts. The facility was cancelled on November 11, 2010.

On November 11, 2010, a new long-term loan was established with a leading Israeli commercial bank in the amount of NIS 500 million. The loan is linked (principal and interest) to increases in the Israeli CPI. The principal amount is repayable in three equal annual installments between 2016 and 2018 and bear interest at an annual rate of 2.75%. The interest is payable on a semi-annual basis. This loan has canceled bank facilities C and E. The Company may, at its discretion, at any time, prepay the loan, in whole or in part, subject to the following conditions: the amount to be prepaid shall not be less than NIS 5 million; and the Company shall reimburse the bank for any loss sustained by the bank, if any, as a result of the prepayment in an amount based on the difference between the interest rate that the Company otherwise will have to pay through the end of the loan on its original due date, and the current market interest rate on the prepayment date.

4)
On December 28, 2009, a loan was received from a leading Israeli commercial bank in the amount of NIS 300 million for a period of 4 years, bearing variable interest at the rate of the Israeli Prime interest rate minus a margin of 0.35%. The interest is payable quarterly. The principal is payable in one payment at the end of the loan period. The Israeli Prime interest rate as of December 31, 2009 and 2010 was 2.5% and 3.5% per year respectively. The Israeli Prime interest rate is determined by the Bank of Israel and updated on a monthly basis. The Company may, at its discretion, at any time, prepay the loan, in whole or in part, provided that the Company shall reimburse the bank for losses sustained by the bank, as a result of the prepayment in an amount based on the difference between the interest rate that the Company otherwise will have to pay through the end of the loan on its original due date, and the current market interest rate on the prepayment date. The loan contract requires that at any time the loan principal will not exceed 20% of all bank credits, loans, facilities (both utilized and committed facilities) and any other indebtedness of the company to the banks.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14 – BANK BORROWINGS (continued)

5)
On June 8, 2010, a new long-term loan was established with a leading Israeli commercial bank in the amount of NIS 250 million for a period of 10 years, bearing fixed interest at the rate of 5.7%. The principal and interest are payable annually. The Company may, at its discretion, at any time, prepay the loan, in whole or in part, subject to the following conditions: the amount to be prepaid shall not be less than NIS 5 million; and the Company shall reimburse the bank for any loss sustained by the bank, if any, as a result of the prepayment in an amount based on the difference between the interest rate that the Company otherwise will have to pay through the end of the loan on its original due date, and the current market interest rate on the prepayment date.

6)
On June 9, 2010, a new long-term loan was established with a leading Israeli commercial bank in the amount of NIS 250 million for a period of 10 years, bearing fixed interest at the rate of 5.7%. The principal and interest are payable annually. The Company may, at its discretion, at any time, prepay the loan, in whole or in part, provided that the Company shall reimburse the bank for any loss sustained by the bank, if any, as a result of the prepayment in an amount based on the difference between the interest rate that the Company otherwise will have to pay through the end of the loan on its original due date, and the current market interest rate on the prepayment date.

7)	Financial covenants:

With respect to Credit Facility D, and the long term bank loans the Company undertook to comply with financial covenants, which its main provisions are two ratios:

(1)
The ratio of (a) the amount of all financial obligations of the Company including bank guarantees that the Company has undertaken ("Total Debt") to (b) Earnings Before Interest costs, Tax, Depreciation and Amortization expenses ("EBITDA") after deducting Capital Expenditures shall not exceed 6.5; and

(2)	The ratio of (a) Total Debt to (b) the EBITDA of the Company shall not exceed 4.

The covenants are measured every six months on an annualized basis of twelve months and are based on the financial results for the preceding period of twelve months.

EBITDA is defined as the sum of (a) the net income before extraordinary items, (b) the amount of tax expenses set against the net profits including, without double counting,  any provisions for tax expenses, (c) and amortization and depreciation expenses, and (d) any finance costs net.

The Company was in compliance with all covenants stipulated for the years 2009 and 2010.

See note 6 regarding the Company's exposure to market risks and liquidity risk.

8)	Negative pledge:

The Company provided a negative pledge undertaking (i.e., not to pledge any of its assets to a third party), except for a number of exceptions that were agreed upon, including pledge (other than by way of floating charge) in favor of a third party over specific assets or rights of the Company, securing obligations no greater than NIS 100 million in aggregate.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 15 - NOTES PAYABLE

Notes payable series A

On March 31, 2005, the Company completed an offering of NIS 2,000 million of unsecured notes, which were issued at their NIS par value. The notes have been registered in Israel and are traded on the Tel-Aviv Stock Exchange (TASE). Of these notes approximately NIS 36.5 million were purchased by PFC. PFC also received an additional allocation of notes having an aggregate principal amount of NIS 500 million. These notes that PFC received pursuant to this additional allocation do not confer the right to receive any payment whatsoever on account of principal or interest until they are sold by PFC to a third party.

The net proceeds from the offering were approximately NIS 1,929 million after deducting the notes purchased by PFC, commissions and offering expenses.

The principal amount of the Notes is payable in 12 equal quarterly installments, beginning June 30, 2009.

The Notes bear NIS interest at the rate of 4.25% per annum, linked to the Israeli Consumer Price Index, which is payable quarterly on the last day of each quarter, commencing June 30, 2005.

On December 31, 2010, the Notes closing price was 120.46 points par value. The fair value of the note as of December 31, 2009 and 2010 was NIS 1,765 million and NIS 986 million, respectively.

The principal payments due, linked to the CPI in effect as at each reporting date are as follows:

	New Israeli Shekels
	December 31
	2009	2010
	In millions
Year ending December 31:
2010	750	-
2011	563	575
2012	374	383
	1,687	958
Less - offering expenses	6	2
Less - current maturities	750	575
Included in non-current liabilities	931	381

With respect to the capital reduction, (see note 19(d)), on February 22, 2010, the Company announced that the District Court approved the Distribution Application submitted by the Company. On February 18, 2010 the Company announced that it has a reached a final settlement between the Company and the objecting holders of Series A Notes (the "Settlement"). According to the Settlement, in the event of a reduction in the current credit rating of the Series A Notes by the credit rating company S&P Maalot, there would be an increase to the annual linked interest rate that the Series A Notes bear, in the rate of 1% in the year 2010 and in the rate of 0.5% in the year 2011, for each reduction of one rating category from the current credit rating (ilAA-).  The increase would take effect from the date of publication of the credit downgrading, and remain in effect so long as the credit downgrading is valid.  The increase in the interest rate would terminate upon the earlier of a credit upgrade or by the end of the relevant calendar year, whichever occurs first, provided that the increased interest rate applies for at least three months.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 15 - NOTES PAYABLE (continued)

The notes are rated ilAA- by Standard and Poor’s Maalot, and Aa3 with a negative forecast by Midroog, two of Israel’s rating agencies. The Company was rated ilAA-/negative by Standard and Poor’s Maalot. Therefore the notes interest remained unchanged.

Notes payable series B

On November 29, 2009 the Company issued to Israeli institutional investors approximately NIS 448 million of unsecured non-convertible Series B notes through a private placement in Israel. The notes are linked (principal and interest) to changes in the Israeli consumer price index (CPI). The principal amount of Series B notes is repayable in four equal annual installments between 2013 and 2016 and bears interest at an annual rate of 3.4%. The interest is payable on a semi-annual basis.

Until May 31, 2010 the Notes were not listed for trade on the TASE and during that period the Company has undertaken to pay additional interest at an annual rate of 0.6%. As of June 01, 2010, the Notes have been listed for trading on the TASE. As a result, The Company ceased to pay additional interest at an annual rate of 0.6% and, as of this date, the annual interest rate is 3.4%.

In the event the Notes are deregistered from the TASE (except deregistration resulting from merger or debt arrangement), the following undertakings will become effective :(i) to pay additional interest at an annual rate of 0.6% until a prospectus or a shelf offering report is published for the listing for trade of the Notes on the TASE; (ii) a negative pledge (subject to certain carve-outs); and (iii) to undertake additional events of default of the Notes, as follows: (a) the rating of the Notes in Israel decreases below BBB (by Standard & Poor’s Maalot or an equivalent rating by another rating agency) on a local scale; and (b) The Company fails to comply with its existing financial covenants.

The Notes have not been, and will not be, registered under the US Securities Act of 1933, as amended, and may not be offered or sold in the United States or to U.S. persons, absent registration or an applicable exemption from registration requirements.

On December 31, 2010, the Notes closing price was 107.94 points par value. The fair value of the note as of December 31, 2010 was NIS 484 million.

The Notes have been rated ilAA-, on a local scale, by Standard & Poor’s Maalot.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 15 - NOTES PAYABLE (continued)

    The principal payments due, linked to the CPI in effect as at each reporting date are as follows:

	New Israeli Shekels
	December 31
	2009	2010
	In millions
Year ending December 31:
2013	112.25	115
2014	112.25	115
2015	112.25	115
2016	112.25	115
	449	460
Less - offering expenses	1	2
Included in non-current liabilities	448	458

On April 25, 2010 - the Company issued Series C, D and E Notes (the "Notes") in an aggregate amount of NIS 1,000 million, which will mature during the period 2017 through 2021, and which were listed for trade on TASE, according to the following details:

Notes payable series C

Series C Notes in a principal amount of NIS 200 million, payable in 3 equal annual installments on December 30 of each of the years 2016 through 2018, bearing a fixed annual interest rate of 3.35%, payable semiannually on June 30 and on December 30 of each of the years 2010 through 2018. Series C Notes (principal and interest) are linked to the Israeli Consumer Price Index ("CPI").

On December 31, 2010, the Notes closing price was 104.56 points par value. The fair value of the note as of December 31, 2010 was NIS 209 million.

The principal payments due, at rates in effect as at December 31, 2010 are as follows:

New Israeli Shekels
December 31, 2010
Year ending December 31:	In millions
2016	68.67
2017	68.67
2018	68.67
206
Less - offering expenses	2
Included in non-current liabilities	204

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 15 - NOTES PAYABLE (continued)

On February 24, 2011, the Company issued an additional NIS 444 million in principal amount of Series C Notes to classified institutional investors in Israel in a private placement (the "Additional Notes"). The terms of the Additional Notes are identical to the terms of the previously issued outstanding Series C Notes. The Additional Notes were issued for an aggregate consideration of approximately NIS 463 million, representing a price of NIS 1.043 per NIS 1 principal amount of the Additional Notes (reflecting approximately 1.8% discount on the market price as of February 23, 2011). The Additional Notes were therefore issued without discount on their CPI adjusted value. On February 24, 2011, Standard & Poor's Maalot assigned its ilAA- rating to the Additional Notes. The Additional Notes were listed for trading on the TASE.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 15 - NOTES PAYABLE (continued)

Notes payable series D

Series D Notes in a principal amount of 400 million. The principal amount of Series D notes is repayable in five equal annual installments between 2017 and 2021 and is not linked. The principal bears variable interest that is based on the yield of 12 month government bonds ('Makam') issued by the government of Israel and updated quarterly, plus additional annual interest of 1.2%. The interest is payable quarterly. The interest rates paid (in annual terms, and including the additional interest of 1.2%) are as follows:

•	From the issuance date to June 30, 2010: 3.4%.
•	From July 1, 2010 to September 30, 2010: 3.288%.
•	From October 1, 2010 to December 31, 2010: 3.616%.

On December 31, 2010, the Notes closing price was 98.3 points par value. The fair value of the note as of December 31, 2010 was NIS 393 million.

The principal payments due, at rates in effect as at December 31, 2010 are as follows:

New Israeli Shekels
December 31, 2010
Year ending December 31:	In millions
2017	80
2018	80
2019	80
2020	80
2021	80
400
Less - offering expenses	4
Included in non-current liabilities	396

Notes payable series E

Series E Notes in a principal amount of NIS 400 million. The principal amount of Series E notes is repayable in five equal annual installments between 2013 and 2017 and is not linked. The principal bears fixed interest of 5.5% repayable semi-annual basis.

On December 31, 2010, the Notes closing price was 101.21 points par value. The fair value of the note as of December 31, 2010 was NIS 405 million.

The principal payments due, at rates in effect as at December 31, 2010 are as follows:

New Israeli Shekels
December 31, 2010
Year ending December 31:	In millions
2013	80
2014	80
2015	80
2016	80
2017	80
400
Less - offering expenses	3
Included in non-current liabilities	397

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 16 – OTHER NON-CURRENT LIABILITIES

1.	Non-current deferred revenues:

The Company entered into several agreements to sell cable capacity. The agreements grant the customer an indefeasible right of use (IRU) of capacity of optics fiber for the life of the cable. Deferred revenues from sales of cable capacity for the year ended December 31, 2009 and 2010 is NIS 4 million and NIS 8 million, respectively. Revenue is recognized based on the straight line method over the arrangements' periods.

2.	Finance lease:

		New Israeli Shekels
	December 31	December 31
	2010	2009	2010
	Weighted
	average
	interest rates	Amount
		In millions
Total commitment**	4.6%	4	3
Less - deferred interest expenses		*	*
		4	3
Less - current maturities		2	3
Non-current lease commitment		2	-

*	Representing an amount less than NIS 1 million

**	Linked to the CPI

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 17 - LIABILITY FOR EMPLOYEE RIGHTS UPON RETIREMENT

Israeli labor laws and agreements require payment of severance pay upon dismissal of an employee or upon termination of employment in certain other circumstances. See also note 2 (i).

(1)	Defined contribution plan:

Some of the Company's obligation for severance pay to its employees is in regulated by section 14 of the Israeli Severance Compensation Act and is covered mainly by monthly contributions to trusts and foundations, this liability is treated as a defined contribution plan. The Company had contributed NIS 1 million, NIS 5 million for the years 2009 and 2010 respectively, in accordance with section 14. The contributions in accordance with the aforementioned section 14 commenced in 2009, therefore no contributions were made in 2008.

(2)	Defined benefit plan:

Most of the Company's obligation for severance pay to its employees is based upon length of service and the latest monthly salary (one monthly salary for each year worked).

This liability is treated as a defined benefit plan for which the Company has plan assets held in trusts and foundations. The liability is presented net of the plan assets in the statement of financial position under the "liability for employee rights upon retirement, net".

The amounts recognized in the statement of financial position, in respect of the liability for employee rights upon retirement, net are include the following:

	New Israeli Shekels
	December 31
	2009	2010
	In millions
Present value of funded obligations	151	178
Less: fair value of plan assets	113	124
Liability in the statement of financial position, net – presented as non-current liability	38	54

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 17 - LIABILITY FOR EMPLOYEE RIGHTS UPON RETIREMENT (continued)

Changes during the year in the obligation recognized in the statement of financial position for post-employment defined benefit plans were as follows:

	New Israeli Shekels
	December 31
	2009	2010
	In millions
Balance at January 1	134	151
Current service cost	32	41
Interest cost	9	7
Actuarial losses (gains)	(7)	8
Benefits paid	(17)	(29)
Balance at December 31	151	178

The changes during the year in the fair value of the plan assets is as follows:

	New Israeli Shekels
	December 31
	2009	2010
	In millions
Balance at January 1	81	113
Expected return on plan assets	6	6
Actuarial gains (losses)	9	*
Employer contributions	27	26
Benefits paid	(10)	(21)
Balance at December 31	113	124

             * Representing an amount less than 1 million.

The Company expects to contribute NIS 34 million in respect of liability for severance pay under a defined benefit plan in 2011.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 17 - LIABILITY FOR EMPLOYEE RIGHTS UPON RETIREMENT (continued)

The amounts recognized in the income statement are as follows:

	New Israeli Shekels
	Year ended December 31
	2009	2010
	In millions
Current service cost	32	41
Interest cost	9	7
Expected return on plan assets	(6)	(6)
Total expenses recognized in the income statement	35	42
Charged to the statement of income as follows:
Cost of revenues	21	25
Selling and marketing expenses	7	10
General and administrative expenses	4	6
Finance costs, net	3	1
	35	42
Actuarial losses (gains) recognized in the statement of comprehensive income, before tax	(16)	8
Actual return on plan assets	15	6

The principal actuarial assumptions used were as follows:

	December 31
	2009	2010
	%	%

Interest rate	5.70%	5.23%
Inflation rate	2.73%	3.02%
Expected return on plan assets	5.70%	3.23%
Expected turnover rate	8% - 32%	8% - 32%
Future salary increases	4.92%	1% - 6%

The expected return on plan assets is determined by considering the expected returns available on the assets underlying the current investment policy.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 18 – COMMITMENTS AND CONTINGENCIES

a.	Commitments:

(1)	Royalty Commitments

The Company is committed to pay royalties to the Government of Israel on its "income from cellular services" and also income from fixed-line phone services as defined in the "Telecommunications (Royalties) Regulations, 2001" (hereafter - the Regulations), which includes all types of income of the Company from the granting of communication services under the licenses - including airtime, roaming services and non-recurring connection fees, but excluding income transferred to another holder of a communications license and deducting bad debts, payments to another communication licensee in respect of interconnection, payments for roaming services to foreign operators and expenses related to the sale of equipment.

During 2004, a reduction in the percentage of royalties was approved; accordingly, the rate of royalty payments (3.5%) paid by cellular operators is reduced annually by 0.5%, starting January 1, 2006, to a level of 1% at 2010.

 In January 2011, an increase in the percentage of royalties was approved; accordingly, the rate of royalty payments will be 1.75% for the year 2011, and 2.5% for the year 2012 and thereafter.

The royalty expenses for the years ended December 31, 2009 and 2010 were approximately NIS 65 million and NIS 43 million, respectively, and are included under "cost of revenues".

(2)
Under the Telegraph Regulations the Company is committed to pay an annual fixed fee for each frequency used. The Company paid a total amount of approximately NIS 55 million, NIS 55 million, and NIS 59 million, for the years 2008, 2009 and 2010 respectively. In addition, during 2010, the company paid an amount of approximately 30 million in respect of previous years. See also note 18 (d).

(3)
At December 31, 2010, the Company is committed to acquire property and equipment for approximately NIS 326 million, including future payments in respect of the Ericsson contract, (see note 2(f)), that are cancellable provided compensation would be paid to the supplier.

(4)
At December 31, 2010, the Company is committed to acquire handsets for approximately NIS 642 million including an estimation of the following. On June 15, 2009 the Company announced that it has entered into an agreement with Apple Sales International for the purchase and resale of iPhone handsets in Israel. The term of the agreement is three years during which the Company has agreed to purchase a minimum quantity of iPhone handsets per year which quantity will represent a significant portion of the Company's expected handset purchases over that period. The total cost of the purchases will depend on the prices of the handsets at the time of purchase.

(5)	See note 14(7) regarding financial covenants and note 14 (8) regarding negative pledge.

(6)	See note 26 in respect of acquisition of 012 Smile.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 18 – COMMITMENTS AND CONTINGENCIES (continued)

b.	Operating leases:

The Company has entered into operating lease agreements as follows:

(1)
In the beginning of 2010 an amendment to the lease agreements for its headquarters facility in Rosh Ha'ayin was signed. According to which the lease term is until the end of 2016, and the Company has an option to shorten the lease period to end in 2014. The rental payments are linked to the Israeli CPI.

(2)
Lease agreements for service centers and retail stores for a period of two to five years. The Company has options to extend the some lease contract periods for up to twenty years (including the original lease periods). The rental payments are linked to the dollar or to the Israeli CPI. Some of the extension options include an increase of the lease payment in a range of 2%-10%.

(3)
Lease agreements in respect of cell sites and switching stations throughout Israel are for periods of two to five years. The Company has an option to extend some of the lease contract periods for up to ten years (including the original lease periods). The rental payments fees are linked to the dollar or linked to the Israeli CPI. Some of the extension options include an increase of the lease payment in a range of 2%-10%.

(4)	As of December 31, 2010 operating lease agreements in respect of vehicles are for periods of up to three years. The rental payments are linked to the Israeli CPI.

(5)	Non-cancelable minimum operating lease rentals in respect of all the above leases are payable including option periods which are reasonably certain are as follows:

New Israeli Shekels
December 31, 2010
In millions
Less than one year	240
Between one and five years	758
More than five years	439
1,437

(6)	The rental expenses for the years ended December 31, 2010 and 2009 were approximately NIS 268 million, and NIS 247 million, respectively.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 18 - COMMITMENTS AND CONTINGENCIES (continued)

c.	Lawsuits and litigations:

In the ordinary course of business, the Company is involved in a number of lawsuits. The costs that may result from these lawsuits are only accrued for when it is probable that a liability, resulting from past events, will be incurred and the amount of that liability can be quantified or estimated within a reasonable range. The amount of the provisions recorded are based on a case-by-case assessment of the risk level, and events arising during the course of legal proceedings that may require a reassessment of this risk. The Company's assessment of risk is based both on the advice of legal counsel and on the Company's estimate of the probable settlement amount that is expected to be incurred, if such a settlement will be agreed by both parties.

The main litigation and claims that the company is involved in are described below:

(1)
On April 13, 2003, a claim was filed against the Company and other cellular telecommunication companies, together with a request to recognize this claim as a class action, for alleged violation of antitrust law, alleging that no fee should have been collected for incoming SMS messages or alternatively, that the fee collected is excessive and that it is a result of illegal co-operation between the defendants. The amount of the claim against all the defendants, if the claim was recognized as a class action, was estimated at approximately NIS 120 million (if the court rules that no fee should have been collected) or alternatively NIS 90 million (if the court rules that the fees are excessive). On January 19, 2011, the court decided to dismiss the claim and the request. The plaintiff has the right to appeal during 45 days. On March 2nd, 2011, the plaintiff announced of an agreement according to which the plaintiff will not submit and appeal and the court's decision will become final and conclusive.

(2)
On August 8, 2006, a claim was filed against the Company and other cellular telecommunication companies together with a request to recognize this claim as a class action for collecting undue payment from its customers on calls to land line companies when the receiver of the call hangs up first. The amount of the claims against all the defendants, if the claim was recognized as a class action, was estimated at approximately NIS 100 million for the seven year period leading up to the filing of the claim.

On October 31, 2010, the court decided to dismiss the claim and the request. On December 8, 2010 the plaintiffs submitted an appeal to the Supreme Court in Jerusalem.

(3)
On November 11, 2006, a claim and a motion to certify the claim as a class action were filed against the Company in the Tel-Aviv District Court. The claim alleges that the Company unlawfully charged subscribers for incoming short messages (SMS( for a dating service ("Pupik service"), while they did not agree to get nor to pay 5 NIS for each short message. The plaintiffs demanded the sum they paid for the service and in addition they demanded a compensation of 1000 NIS for each group member for mental anguish.

The Total amount claimed from the Company is estimated by the plaintiff to be approximately NIS 28 million.

The same claim was filed against another cellular operator and was joined with the claim against the company.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 18 – COMMITMENTS AND CONTINGENCIES (continued)

The company got a letter of indemnity from two link companies that were involved in providing the service to the subscribers: According the letter of indemnity by Teleclal (the first of two link companies), it will indemnify the company for every Expenditure or Compensation that will be ruled in court decision, or in a settlement agreement. Teleclal's obligation was subject to company's Participation in paying half of the total amount that will be ruled in the claim. According the letter of indemnity by Cellact (the second of two link companies), it will indemnify the company for every Expenditure or Compensation that will be ruled in court decision, or in a settlement agreement, regarding the period in which these messages were transferred through Cellcat.

On March 16, 2009, the claim (against the Company and against another cellular company) was recognized as a class action.

On August 11, 2009, the parties filed a motion to certify a settlement agreement in the claim, according to which the link companies that were involved in providing the service will return the subscribers the amount they paid for the messages with linkage. Within the settlement the link companies agreed to join as defendants to the claim.  According the settlement the company will guarantee the returning to its subscribers. The estimation of the amount return to the company's subscribers, according the settlement, is 2,075,000 NIS including VAT (and not including linkage). The agreed recommendation of attorney fees is 14% from the total amount that will be paid to the subscribers and 4.5% to the plaintiffs. According the agreement the link companies will pay these fees. Subject to court's approval of the agreement, the plaintiffs waive their claims against the company.

The Company has filed a motion to the Supreme Court, for extension of time to file a motion to appeal the certification decision. The Supreme Court has granted the motion, subject to an update of the proceedings regarding the settlement in the claim.

On September 16, 2009, there was a hearing in the motion to certify the agreement. The court had noted that the final sum of return will be determined by an outside expert, and only after his final report the court will give its decision in the motion to certify the settlement agreement.

On November 5, 2010, the parties filed an amended motion to certify the settlement agreement, complying with notes of the court.

On June 6, 2010, the expert filed his report, according to which the total amount of collections for Pupik services from the company's subscribers is NIS  2,985,596 including VAT and linkage. On October 3, 2010, the Expert filed another report according to which the amount of credit that the company gave to its subscribers for Pupik services is 100,013 NIS. This amount should be offset from the amount of collections.

On July 6 2010, the attorney general filed his objection to the settlement agreement.

On a hearing that was held on October 11, 2010, the court noted, outside of the protocol, that the objection of the attorney general is not justified.

The court informed a decision in the motion to certify the settlement agreement will be given in writing. The Company included an adequate provision for this settlement in the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 18 – COMMITMENTS AND CONTINGENCIES (continued)

(4)
On August 9, 2007, a claim was filed against the Company, together with a request to recognize this claim as a class action. The claim is that the Company discontinues providing services to prepaid subscribers that have not used their number for a period of thirteen months and transferred the number to other subscribers. The claimants allege that this violates the terms of the Company's license as well as the requirements against deception and the disclosure requirements in the Consumer Protection Law.

If the claim was recognized as a class action, the total amount claimed from the Company was estimated by the plaintiffs to be approximately NIS 161.7 million. On January 31, 2011 the claim was dismissed.

(5)	On December 16, 2007 a claim and a motion to certify the claim as a class action was filed against the Company and two other cellular communications companies.

The plaintiffs allege that cell sites were illegally erected near their properties, causing environmental damage. They seek various remedies, including removal of all alleged illegal devices, and if the claim is recognized as a class action a sum of NIS 1 billion (1,000 NIS per person times 1 million people allegedly effected) that would be given to a fund managed by environment and cellular specialists. The claim is still in the preliminary stage of the motion to certify it as a class action.

(6)
On June 26, 2008, a claim and a motion to certify the claim as a class action were filed against the Company. The claim is that the Company is charging consumers for providing special numbers, allegedly in breach of the Company's license. If the claim is recognized as a class action, the total amount claimed from the defendants, is estimated by the plaintiffs to be approximately NIS 90 million. During a preliminary hearing that took place on June 22, 2009, the court asked the plaintiff to consider the continuation of his legal procedure.

On January 7, 2010, the claim was dismissed. On February 10, 2010, the plaintiff submitted an appeal to the Supreme Court in Jerusalem.

(7)
On January 19, 2009, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company misled its customers who purchased a particular model of handset by not highlighting the fact that there were faults with certain functions of that model and not offering replacement models free of additional obligation. If the claim was recognized as a class action, the total amount claimed from the Company was estimated by the plaintiffs to be approximately NIS 70 million.

On November 2, 2010, the court decided to approve a settlement between the parties in which the Company agreed to replace the handset to certain customers. The Company included an adequate provision for this settlement in the financial statements.

(8)
On April 22, 2009, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company charges certain subscribers for certain calls not according to their rate plan. If the claim is recognized as a class action, the total amount claimed from the Company is estimated by the plaintiffs to be approximately NIS 187 million. The claim is still in the preliminary stage of the motion to certify it as a class action.

(9)
On August 17, 2009, a claim and a motion to certify the claim as a class action were filed against the Company, another cellular operator and two content providers and integrators. The claim alleges that the Company charged subscribers for certain content services, without their consent. If the claim was recognized as a class action, the total amount claimed from the Company would be estimated by the plaintiff to be approximately NIS 228 million.

On June 20, 2010 the claim was dismissed.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 18 – COMMITMENTS AND CONTINGENCIES (continued)

(10)
On March 15, 2010, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company charges its subscribers for certain content services without their consent. If the claim is recognized as a class action, the total amount claimed from the Company is estimated by the plaintiffs to be approximately NIS 175 million. The claim is still in the preliminary stage of the motion to certify it as a class action.

(11)
On April 12, 2010, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company charges its subscribers for certain content services without their consent. If the claim is recognized as a class action, the total amount claimed from the Company is estimated by the plaintiffs to be approximately NIS 343 million. The claim is still in the preliminary stage of the motion to certify it as a class action.

(12)
On May 23, 2010, a claim and a motion to certify the claim as a class action were filed against the Company and the other cellular operators. The claim alleges that the Company, as well as the other defendants, is breaching its contractual and/or legal obligation to erect cellular sites in the appropriate scope, quantity and coverage in order to provide cellular services in the required and appropriate quality. The plaintiffs claimed that this omission also causes, inter alia, monetary damages caused to consumers as a result of lack of sufficient coverage, including call disconnections, insufficient voice quality etc., as well as a significant increase in the non-ionized radiation that the public is exposed to mainly from the cellular telephone handset.

In addition, it is claimed that the Company and the other defendants are breaching their contractual and/or legal obligation to ensure and/or check and/or repair and/or notify the consumer, that after repair and/or upgrade and/or exchange of cellular handsets, the handsets may emit radiation in levels that exceed the levels of radiation as set forth by the manufacturer in the handset data and even exceeds the maximum permitted levels set forth by law. In addition, it was claimed that the Company and the other defendants do not fulfill their obligation to caution and warn the consumers of the risks involved in holding the handset and the proximity of the handset to the body while carrying it and during a phone call. In addition, it was claimed that if the handsets marketed by the Company and the other defendants emit non-ionizing radiation above the permitted level, at any distance from the body, then the marketing and sale of such handsets is prohibited in Israel. If the claim is recognized as a class action, the total amount claimed from the Company is estimated by the plaintiffs to be approximately NIS 3.677 billion.

The claim is still in the preliminary stage of the motion to certify it as a class action.

(13)
On July 14, 2010, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company is breaching its contractual and/or legal obligation and/or is acting negligently by charging V.A.T for roaming services that are consumed abroad (inter alia incoming calls, Call back calls, outgoing short text messages).  If the claim is recognized as a class action, the plaintiff demands to return the total amount of V.A.T that was charged by the Company for roaming services that were consumed abroad (total amount is not specified, nor estimation of that amount). The plaintiff also pursues an injunction that will order the Company to stop charging VA.T for roaming services that are consumed abroad. On December 5, 2010 the court decided that the State of Israel shall be added as a defendant in the claim and as a respondent in the motion to certify the claim as a class action. The claim is still in the preliminary stage of the motion to certify it as a class action.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 18 – COMMITMENTS AND CONTINGENCIES (continued)

(14)
On July 14, 2010, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that during the period between September 3, 2007 to December 31, 2008 the Company charged some of its subscribers for a time unit which is longer than 12 seconds while this charge was inconsistent with the Company’s license. If the claim is recognized as a class action, the total amount claimed from the Company is estimated by the plaintiffs to be more than the minimum amount for the authority of the District Court in Israel, which is NIS 2.5 million. The claim is still in its preliminary stage of the motion to be certified as a class action.

(15)
On July 28, 2010, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company overcharged its subscribers who were registered to a certain voice discount package, as a result of miscalculating the discount. If the claim is recognized as a class action, the total amount claimed from the Company is estimated by the plaintiffs to be approximately NIS 106 million. The claim is still in its preliminary stage of the motion to be certified as a class action.

(16)
On September 5, 2010, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company illegally charges its customers for cellular data usage abroad and that the bills and call details presented to the customers do not meet the regulatory requirements. If the claim is recognized as a class action, the total amount claimed from the Company is estimated by the plaintiffs to reach hundreds of millions of NIS. The claim is still in its preliminary stage of the motion to be certified as a class action.

(17)
On September 7, 2010, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company unlawfully charges its customers for services of various content providers, which are sent through text messages (sms). If the claim is recognized as a class action, the total amount claimed from the Company is estimated by the plaintiffs to be approximately NIS 405 million. The claim is still in its preliminary stage of the motion to be certified as a class action.

(18)
On September 14, 2010, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company has not complied with legal obligations that apply to handset repairs during the manufacturer's warranty period. If the claim is recognized as a class action, the total amount claimed from the Company is estimated by the plaintiff to be approximately NIS 100 million. The claim is still in its preliminary stage of the motion to be certified as a class action.

(19)
On September 21, 2010, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company did not comply with the requirements of the Israeli Consumer Protection Law regarding continuous transactions. If the claim is recognized as a class action, the total amount claimed from the Company is estimated by the plaintiff to be approximately NIS 98 million. The claim is still in its preliminary stage of the motion to be certified as a class action.

(20)
On November 8, 2010, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that Partner did not grant its subscribers certain benefits that they were entitled to according to Partner's license. If the claim is recognized as a class action, the total amount claimed from the Company is estimated by the plaintiff to be approximately NIS 80 million. The claim is still in its preliminary stage of the motion to be certified as a class action.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 18 – COMMITMENTS AND CONTINGENCIES (continued)

(21)
On November 30, 2010, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that Partner does not comply with the requirements set by Law and in the Company's license regarding the subscriber's right to review the subscriber agreement and to receive a copy of it. The claim further alleges that the subscriber agreement includes unduly disadvantageous conditions in a standard contract and therefore the court has the right to declare them void. . If the claim is recognized as a class action, the total amount claimed from the Company is estimated by the plaintiff to be approximately NIS 150 million. The claim is still in its preliminary stage of the motion to be certified as a class action.

(22)
On February 1, 2011, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that Partner did not comply with the requirements set by the Israeli Communications Law (telecommunications and broadcast) (amendment 40), 2008, regarding transmission of advertisements through telecommunication means (also known as "the spam law"). If the claim is recognized as a class action, the total amount claimed from the Company is estimated by the plaintiffs to be approximately NIS 560 million. The claim is still in its preliminary stage of the motion to be certified as a class action.

(23)
On February 20, 2011, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that Partner subscriber agreement includes unduly disadvantageous conditions in a standard contract and therefore the court has the right to declare them void and/or to change them. The claim further alleges that Partner did not comply with the requirements set by Law with respect to the subscriber's right to review the subscriber agreement in advance and to receive a copy of it and with respect to the subscriber's signature on the agreement by an electronic pad. If the claim is recognized as a class action, the total amount claimed is estimated by the plaintiff to be approximately NIS 600 million. The claim is still in its preliminary stage of the motion to be certified as a class action.

(24)
On March 2, 2011, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that Partner The claim alleges that Partner overcharges its pre-paid subscribers for interconnect fees for calls to other operators' networks.. If the claim is recognized as a class action, the total amount claimed from the Company is estimated by the plaintiffs to be approximately NIS 200 million. The claim is still in its preliminary stage of the motion to be certified as a class action.

(25)
On March 2, 2011, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that Partner increased tariffs for its business subscribers not in accordance with their agreements. If the claim is recognized as a class action, the total amount claimed from the Company is estimated by the plaintiffs to be approximately NIS 140 million. The claim is still in its preliminary stage of the motion to be certified as a class action.

(26)
Additional 18 claims were filed against the Company, together with a request to recognize these claims as class actions. The total amount of these claims against the Company, if the claims are recognized as a class action, is estimated at approximately NIS 479 million.

(27)	In addition to all the above mentioned claims the Company is a party to various claims arising in the ordinary course of its operations.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 18 – COMMITMENTS AND CONTINGENCIES (continued)

d.	Contingencies in respect of regulatory demands and building and planning procedures

(1)
On May 20, 2008, the Ministry of Communications (MOC) informed the Company that following an audit of the MOC by the State Comptroller they are reconsidering the Company's continued use of one of the frequency bands which the Company is using on a shared basis with another operator and claiming payment for its past use (which according to the MOC's claim is approximately NIS 42.5 million).

On February 2010 an agreement with the MOC was reached, according to which the allocation of the frequency bands was completed, and the sum that the Company is required to pay for the use of the frequency band was agreed. Accordingly, the Company recognized a provision of NIS 31 million as of December 31, 2009 in respect of the above issue. The Company paid the agreed amount during February and March 2010, see also note 18 a (1).

(2)
Under the Telegraph Regulations the Company is committed to pay an annual fixed fee for each frequency used. Under the above Regulations should the Company choose to return a frequency, such payment is no longer due. See note 18 a (1). Cost of revenue was reduced by approximately NIS 50 million in Q4 2010 following a Supreme Court decision in December 2010 to fully accept the Company's petition against the Ministry of Communications regarding the amount of frequency fees that the Company should have paid for frequencies allocated to the Company. And other income was increased by NIS 10 million, representing interest In addition an amount of approximately NIS 10 million was recorded in other income in the financial statement.

(3)
Section 197 of the Building and Planning Law states that a property owner has the right to be compensated by a local planning committee for reductions in property value as a result of a new building plan.

In January 2006, the Non-ionizing Radiation Law was published, amending the Planning and Building Law so that local Planning and Building committees must require indemnification letters against reduction in property value from the cellular operators requesting building permits.

Accordingly, on January 3, 2006, the National Council for Planning and Building published an interim decision conditioning the issuance of building permits for cell site permits by local planning and building councils upon provision of a 100% indemnification undertaking by the cellular operators. This decision shall remain in effect until it is replaced with an amendment to the National Zoning Plan 36. Between January 3, 2006 and December 31, 2010 the Company provided the local authorities with 398 indemnification letters as a pre-condition for obtaining building permits.

In case the Company shall be required to make substantial payments under the indemnity letters, it could have an adverse effect on the Company's financial results.

According to the company’s management estimation and based on its legal counsel, a provision in the financial statement was not included.

The Company assumes that the requirement to provide indemnification letters might require it to change locations of sites to different, less suitable locations and to dismantle some of its sites. These changes in the deployment of the sites might have an adverse effect on the extent, quality and capacity of the network coverage.

PARTNER COMMUNICATIONS COMPANY LTD.
 (An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 19 – EQUITY AND SHARE BASED PAYMENTS

a.	Share capital:

The Company's share capital consists of ordinary shares, which are traded on the Tel Aviv Stock Exchange under the symbol "PTNR", and are quoted on the NASDAQ Global Select Market™, in the form of American Depositary Shares ("ADSs"), each representing one of the Company’s ordinary shares, under the symbol "PTNR", according to the dual listing regulations. The ADSs are evidenced by American Depositary Receipts ("ADRs") originally issued by JPMorgan Chase, as depositary under the Deposit Agreement, dated as of November 1, 1999, among the Company, JPMorgan Chase and registered holders from time to time of ADRs. ADSs were first issued in October 1999. Since March 2006, the Bank of New York has served as the Company's depository for ADSs.

Under the provisions of the Company's licenses (note 1(c)), restrictions are placed on transfer of the Company's shares and placing liens thereon. The restrictions include the requirement that the advance written consent of the Minister of Communications be received prior to transfer of 10% or more of the Company's shares to a third party.

On February 6, 2008, the Company's Board of Directors approved a share buyback plan of up to NIS 600 million in 2008. Through December 31, 2008 the Company purchased it own 4,467,990 shares at the cost of NIS 351 million ("treasury shares"). The Board of Directors subsequently suspended the share buy-back plan. In accordance with the Israeli Companies Law, the treasury shares are considered dormant shares as long as they are held by the Company, and as such they do not bear any rights until they are transferred to a third party.

The holders of ordinary shares are entitled to receive dividends as declared. See also note 19(c) in respect of dividends.

b.	Share based compensation to employees – share options:

(1) a.
In October 2000, the Company's Board of Directors approved an employee share option plan (hereafter - the "2000 Plan"), pursuant to which 4,472,222 ordinary shares were reserved for issuance upon the exercise of 4,472,222 options to be granted to employees without consideration. The options vest in four equal annual batches over a period of four years from the grant date, provided that the employee  continues in the  employ of Company. The option holder may exercise all or part of his options at any time after the vesting date but no later than the date of expiration of the exercise period, which is determined by the Employee Stock Option Committee and will not exceed ten years from the grant date.

During November 2003, 419,930 options under this plan were transferred to the 2003 amendment Plan (see b below).

Through December 31, 2010 - 5,317,555 options were granted pursuant to the 2000 Plan, of which 3,802,472 options have been exercised, 1,395,333 options were forfeited and 111,000 expired, and 8,750 outstanding (options forfeited and expired were available for subsequent grants).

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 19 - EQUITY AND SHARE BASED PAYMENTS (continued)

(1) b.
On November 13, 2003, the Company's Board of Directors approved an amendment to the terms and provision of the 2000 Plan, in order to adjust the terms of the 2000 Plan to comply with new tax legislation that came into force in January 2003. On December 2003, the Company offered the employees, who received options under the 2000 plan, to exchange their unvested options, with the same amount of identical options, under the amended plan and to benefit from the capital gain's tax route pursuant to Section 102(b)(2) of the Israeli Income Tax Ordinance. Employees who held options to purchase 962,104 ordinary shares accepted this offer.

On December 30, 2003, the Company's Board of Directors approved the grant of 195,000 options (out of the 419,930 options that were transferred from the 2000 Plan) under the 2003 amended Plan with an exercise price of NIS 20.45 - which was less than the market price on the date of grant. Through December 31, 2007 all 195,000 options that were granted have been exercised.

On March 26, 2008, the Board of Directors of the Company approved the termination of the 2000 Plan and 2003 Amended Plan.  Since then, no further share options were granted under these plans, and all outstanding share options thereunder will remain valid and bear all terms and conditions of the relevant option plans.

(1) c.
In July 2004, the Company's Board of Directors approved a share option plan (hereafter - the "2004 Plan"), pursuant to which 5,775,000 ordinary shares were reserved for issuance upon the exercise of 5,775,000 options to be granted to employees, directors and officers of the Company without consideration. The option holder may exercise all or part of his options at any time after the vesting date but no later than the expiration date of the exercise period, which is determined by the Compensation Committee and will not exceed ten years from the grant date.

For grants made after December 31, 2008 the NIS denominated exercise price per share of the options, is equal to the average market price of the Company's shares for the 30 trading days preceding the day on which the options are granted.

On March 26, 2008, the 2004 Share Option Plan was amended by the Board of Directors to include the following material amendments for new grants: to increase the total number of the Company's shares reserved for issuance upon exercise of all options granted under the 2004 Share Option Plan by 8,142,000 shares; to introduce the acceleration of option vesting and exercisability in the event of a change of control or voluntary winding up; and to allow, upon compliance with certain conditions, the "cashless" exercise of vested options, according to which, upon exercise by the option holder of a given number of options, but without payment of the exercise price, the option holder would receive from the Company only the number of shares whose aggregate market value equals the economic gain which the option holder would have realized by selling all the shares purchased at their market price, net of the option exercise price.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 19 - EQUITY AND SHARE BASED PAYMENTS (continued)

(1) d.
On February 23, 2009, the 2004 Share Option Plan, was further amended by the Board of Directors (the "Plan Amendments") to include the following two material amendments: (i) with respect to options granted on or after February 23, 2009, the date of approval of the Plan Amendments by the Board of Directors (the "Board Approval"), a dividend-adjustment mechanism, reducing the exercise price of such options following each dividend distribution in the ordinary course of business in an amount in excess of 40% (forty percent) or of another percent resolved by the Board of Directors, of the Company's net income for the relevant period ("the Excess Dividend") by an amount equal to the gross amount of the Excess Dividend per Ordinary Share. (ii) with respect to all options granted under the 2004 Share Option Plan, a dividend adjustment mechanism reducing the exercise price of such options following each dividend distribution other than in the ordinary course, by an amount which the Board of Directors considers as reflecting the impact that such distribution will have or will likely to have on the trading price of the Ordinary Shares, and provisions authorizing the Board of Directors to allow option holders to exercise their vested options during a fixed period, through a cashless exercise procedure, pursuant to which each vested option will entitle its holder to the right to purchase Ordinary Shares (subject to the adjustments). The Plan Amendments were approved by the Company's shareholders. The amendment of the 2004 plan on February 2009 did not have an effect on the Company's financial results regarding the grants made before that date.

On December 27, 2009, following the resolution regarding the capital reduction in the amount of NIS 1.4 billion, the Board of Directors approved a reduction to the exercise price in an amount equivalent to 50% of the amount of capital reduction per share. The exercise price was reduced on the record date on March 7, 2010. See also note (d) below.

On February 9, 2010 the Company's Board of Directors approved the cashless exercise procedure according to which, option holders who were granted options on or after February 23, 2009 would be allowed to exercise their options only through a cashless exercise procedure and those who were granted options before February 23, 2009 would be able to choose between the cashless exercise procedure and the regular option exercise procedure

In March 2010 the Board of Directors approved the grant of 1,100,000 share options to certain senior officers of the Company; In July 2010 those options were amended by the Board of Directors to those senior officers under the same terms and conditions except for the exercise price. The fair value difference before and after the amendment is approximately NIS 3 million that will be recognized as additional compensation.

In July 2010 the Board of Directors approved the grant of 1,134,700 share options, of which 1,123,500 were granted to senior officers and managers.

In October 2010 the Board of Directors approved the grant of 800,000 share options to a senior officer of the Company.

In December 2010 the Board of Directors approved the grant of 287,000 share options to a senior officer and managers of the Company.

In February 2011 the Board of Directors approved the grant of 126,250 share options to a senior officer of the Company.

Through December 31, 2010 – 14,623,000 options have been granted to Company's employees pursuant to the 2004 Plan, of which 5,240,331 options have been exercised, 2,560,519 options were forfeited and 4,625 options expired (options forfeited and expired are available for subsequent grants), and 6,817,525 outstanding.

As of December 31, 2010 - 1,859,144 of the 2004 Plan remain ungranted. The ordinary shares derived from the exercise of the options confer the same rights as the other ordinary shares of the Company.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 19 - EQUITY AND SHARE BASED PAYMENTS (continued)

(1) e.
The option plans described above are subject to the terms stipulated by Section 102 of the Israeli Income Tax Ordinance. Inter alia, these terms provide that the Company will be allowed to claim, as an expense for tax purposes the amounts credited to the employees as a benefit in respect of shares or options granted under the plans, as follows:

From January 1, 2004, the amount that the Company is allowed to claim as an expense for tax purposes, is the amount of the benefit taxable as work income in the hands of the employee, while that part of the benefit that is taxable as capital gains in the hands of the employee shall not be allowable. The aforementioned expense for tax purposes will be recognized in the tax year that the employee is taxed, except as described below.

In December 2002, the Company signed an agreement with the tax authorities concerning the tax liabilities of its employees regarding the benefit arising from the options granted to them and were exercised by December 31, 2002; and/or (2) options that vest by December 31, 2003 and were exercised by March 31, 2004. According to the agreement, the individual tax rate on the taxable income received by the employees in connection with the benefit arising from the options will be reduced; in return, the Company will defer the deduction of such an expense, for a period of 4 years from the date it commences paying income taxes. The Company claimed these expenses during 2009 for tax purposes.

(1) f.	The expenses recognized in respect of the fair value of the options granted in the years ended December 31, 2008, 2009 and 2010 are NIS 9 million, NIS 22 million, and NIS 23 million respectively.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 19 - EQUITY AND SHARE BASED PAYMENTS (continued)

	Year ended December 31
	2008		2009		2010
	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price
		NIS		NIS		NIS
Balance outstanding at beginning
of year	2,863,818	36.06	2,231,187	39.21	5,315,945	56.47
Changes during the year:
Granted	76,000	66.05	4,185,500	*60.42	3,310,500	**62.40
Exercised ***	(566,614)	29.38	(1,020,742)	37.28	(1,529,795)	44.82
Forfeited	(142,014)	29.62	(71,250)	29.1	(270,375)	58.48
Expired	(3)	1.72	(8,750)	27.35
Balance outstanding at end of year	2,231,187	39.21	5,315,945	*56.47	6,826,275	**55.88
Balance exercisable at end of year	1,031,312	33.64	928,945	*45.25	2,243,022	**47.91

(2)	Following is a summary of the status of the plans as of December 31, 2008, 2009 and 2010 and the changes therein during the years ended on those dates:

*	After taking into account the dividend benefit.
**	After taking into account the dividend benefit and the exercise price amendment on July 2010, see (1)(d) above.
***	The number of shares issued as a result of options exercised during 2010 is 809,040 due to the Cashless mechanism.

The weighted average fair value of options granted using the Black & Scholes option-pricing model during 2008, 2009 and 2010 (After taking into account the exercise price amendment on July 2010, see (1)(d) above):  is NIS 14.46, NIS 8.94 and NIS 9.68 per option, respectively. The fair value of each option granted is estimated on the date of grant based on the following weighted average assumptions: weighted average dividend yield of 2008 6.21% 2009 4.42% and 2010 5.08%; expected volatility (standard deviation) of 24%, 27% and 29%, respectively; risk-free interest rate: 2008 – 4.3%, 2009 - 2.9%, 2010 – 2.9%; weighted average expected life: 2008 - 3 years, 2009-4 years, 2010 - 3 years. The expected volatility is based on a historical volatility, by statistical analysis of the daily share price for periods corresponding the option's expected life. The expected life is expected length of time until expected date of exercising the options, based on historical data on employees' exercise behavior and anticipated future condition.

The number of options outstanding as of December 31, 2010 is 6,826,275; of which 2,243,022 are exercisable, and options in the amounts of 1,771,292, 1,660,543, 876,418, and 275,000, are expected to become exercisable in 2011, 2012, 2013, and 2014 respectively.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 19 - EQUITY AND SHARE BASED PAYMENTS (continued)

Share options outstanding as of December 31, 2010 have the following expiry date and exercise prices:

Expire in	Number of options	Weighted average exercise price in NIS**
2011	8,750	21.72
2014	403,316	49.95
2015	283,542	61.90
2016	299,167	60.39
2017	133,250	55.07
2018	12,500	61.53
2019	3,317,750	51.44
2020	2,368,000	61.95
	6,826,275	55.88

Share options outstanding as of December 31, 2009 have the following expiry date and exercise prices:

Expire in	Number of options	Weighted average exercise price in NIS*
2010	17,750	17.49
2011	18,750	21.72
2014	294,600	26.74
2015	29,325	30.73
2016	170,500	33.12
2017	635,250	53.08
2018	68,770	66.05
2019	4,081,000	60.47
	5,315,945	56.47

Share options outstanding as of December 31, 2008 have the following expiry date and exercise prices:

Expire in	Number of options	Weighted average exercise price in NIS
2009	115,300	27.29
2010	20,250	17.46
2011	21,250	21.72
2014	636,779	26.74
2015	191,901	33.13
2016	353,707	33.14
2017	816,000	53.19
2018	76,000	66.05
	2,231,187	39.21

*   After taking into account the dividend benefit.
** After taking into account the dividend benefit and the exercise price amendment on July 2010, see (1)(d) above.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 19 - EQUITY AND SHARE BASED PAYMENTS (continued)

c.	Dividends

	For the year ended December 31,
	2008		2009		2010
	Per share in NIS	NIS in millions	Per share in NIS	NIS in millions	Per share in NIS	NIS in millions
Cash dividends declared during the year	6.06	942	6.38	982	7.82	1,212
Tax withheld		(18)		(14)		(17)
Previously withheld tax - paid during the year		6		18		14
Net Cash flow in respect of dividends during the year		930		986		1,209

Dividends declared for the reported periods are as follows:

	Dividends Declared for the periods of the year
	2008		2009		2010
	Per share in NIS	NIS in millions	Per share in NIS	NIS in millions	Per share in NIS	NIS in millions
First quarter	1.24	194	1.54	237	2.13	330
Second quarter	1.26	194	1.49	230	1.87	290
Third quarter	1.54	236	1.94	299	1.93	299
Forth quarter	1.41	216	1.89	293	1.92	298
	5.45	840	6.86	1,059	7.85	1,217

On March 16, 2010, the Company's Board of Directors approved a dividend policy, targeting at least 80% payout ratio of annual net income for the year 2010. On February 22, 2011 the Board of Directors approved a dividend policy for 2011, the same as with respect to the year 2010, which means targeting at least 80% payout ratio of annual net income for the year ending December 31, 2011.

On February 22, 2011, the Company's Board of Directors resolved the distribution of a cash dividend (with respect to the fourth quarter of 2010) in the amount of NIS 1.92 per share (approximately NIS 298 million) to shareholders of record on March 16, 2011, to be paid on March 28, 2011.

d.	Capital reduction

On February 22, 2010, the District Court approved the application submitted by the Company to approve a distribution in the total amount of NIS 1.4 billion (exceeding the surpluses for distribution) to the Company's shareholders ("the capital reduction"). Following the District Court's approval a total amount of approximately NIS 1.4 billion which was NIS 9.04 per share was paid on March 18, 2010 to shareholders and ADS holders of record on March 7, 2010, which resulted in a reduction of the shareholders equity by an equal amount.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 20 – EXPENSES

a. Cost of revenues	New Israeli Shekels
	Year ended December 31,
	2008	2009	2010
	In millions
Payments to transmission, communication and content providers	1,306	1,238	1,342
Cost of handsets, accessories and ISP related equipment	843	564	746
Wages and employee benefits expenses plus car maintenance	471	557	575
Depreciation and amortization	432	558	663
Costs of replacing or repairing damaged handsets	213	212	199
Operating lease, rent and overhead expenses	279	293	328
Network maintenance	135	147	63
Carkit installation, IT support, and other operating expenses	89	93	86
Royalties expenses	68	65	43
Other	32	43	48
Total Cost of revenues	3,868	3,770	4,093

b. Selling and marketing expenses	New Israeli Shekels
	Year ended December 31,
	2008	2009	2010
	In millions
Wages and employee benefits expenses plus car maintenance	170	184	228
Advertising and marketing	103	118	142
Selling commissions, net	32	8	25
Depreciation	12	7	10
Other	71	70	74
Total selling and marketing expenses	388	387	479

c. General and administrative expenses	New Israeli Shekels
	Year ended December 31,
	2008	2009	2010
	In millions
Bad debts and allowance for doubtful accounts	96	78	50
Wages and employee benefits expenses plus car maintenance	66	87	122
Professional fees	33	40	45
Credit card commissions	29	32	33
Depreciation	19	12	12
Other	41	41	44
Total general and administrative expenses	284	290	306

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 20 – EXPENSES (continued)

d. Employee benefit expense	New Israeli Shekels
	Year ended December 31,
	2008	2009	2010
	In millions
Wages and salaries including social benefits, social security costs and pension costs, defined contribution plans and defined benefit plans	642	745	823
Expenses in respect of share options that were granted to employees	9	22	23
	651	767	846

NOTE 21 – OTHER INCOME, NET

	New Israeli Shekels
	Year ended December 31,
	2008	2009	2010
	In millions
Unwinding of trade receivables	65	60	63
Other income	-	12	4
Capital loss from property and equipment	(1)	(3)	(3)
	64	69	64

NOTE 22 – FINANCE COSTS, NET

	New Israeli Shekels
	Year ended December 31,
	2008	2009	2010
	In millions
Fair value gain from derivative financial instruments, net	11	18
Net foreign exchange gains	10	-	16
Interest income from cash equivalents	4	1	3
Expected return on plan assets	3	6	6
Other	2	3	3
Finance income	30	28	28

Interest expenses	94	86	127
Linkage expenses to CPI	102	88	54
Interest costs in respect of liability for employees rights upon retirement	7	9	7
Fair value loss from derivative financial instruments, net			6
Net foreign exchange rate losses	-	9
Factoring costs, net	11	4	1
Other finance costs	-	8	14
Finance expense	214	204	209
	184	176	181

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 23 – INCOME TAX EXPENSES

a.	Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985

Under this law, results for tax purposes through tax-year 2007, are measured in real terms, having regard to the changes in the Israeli CPI. The Company and its subsidiary are taxed under this law.

On March 6, 2008, Amendment number 20 to this law was published, according to which the provisions of the Inflationary Adjustments Law will no longer apply to the Company in 2008 and thereafter, and therefore the Company and its subsidiary are measured for tax purposes from tax-year 2008 in nominal values.

b.	Tax rates applicable to income of the Company and its subsidiary

The income of the Company and its Israeli subsidiary is taxed at the regular rate.  In August 2005, amendment (No. 147) to Income Tax Ordinance was enacted, revising the corporate tax rates prescribed as follows: 2008 - 27%, 2009 - 26% and for 2010 and thereafter - 25%.

On July 23, 2009, The Law of Economic Efficiency (legislation amendments for implementation of the economic plan for the years 2009 and 2010) was enacted. One of the provisions of this law is that the corporate tax rate is to be gradually further reduced as follows: 2011- 24%, 2012 - 23%, 2013 - 22%, 2014 - 21%, 2015 – 20%, and for 2016 and thereafter – 18%.

As a result of the aforementioned change in the future corporate tax rate, the deferred tax assets as of December 31, 2009 have increased in the amount of approximately NIS 18 million, with corresponding decrease in deferred tax expenses.

c.	Losses carried forward to future years

At December 31, 2010, a subsidiary of the Company had carryforward tax losses of approximately NIS 17 million. The carryforward tax losses can be utilized indefinitely. The Company did not recognize deferred tax assets in respect thereof.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 23 - INCOME TAX EXPENSES (continued)

d.	Deferred income taxes

Balances of deferred tax asset (liability) are attributable to the following items:

Balance of deferred tax asset (liability) in respect of	As at January 1, 2008	Charged to the income statement	Charged to other comprehensive income	As at December 31, 2008	Charged to the income statement	Effect of change in corporate tax rate	Charged to other comprehensive income	As at December 31, 2009	Charged to the income statement	Charged to other comprehensive income	As at December 31, 2010
New Israeli Shekels In millions
Allowance for doubtful accounts	43	23		66	(3)	(2)		61	(1)		60

Provisions for employee rights	14	1	5	20	(1)		(4)	14	1	2	17
						(1)
Subscriber acquisition costs	42	(1)		41	(30)	(1)		10	(10)

Depreciable fixed assetsand software	(46)	(44)		(90)	(35)	26		(99)	(6)		(105)

Amortized licenses	11			11	8	(4)		15	(2)		13
Options granted to employees	22			22	(18)			4	(2)		2
Financial instruments		9		9	(5)			4	(4)		*
Other	(1)	3		2	3			5	6		11
Total	85	(9)	5	81	(81)	18	(4)	14	(18)	2	(2)

* Represents an amount of less than NIS 1 million.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 23 - INCOME TAX EXPENSES (continued)

	New Israeli Shekels
	December 31,
	2008	2009	2010
	In millions
Deferred tax assets
Deferred tax assets to be recovered after more than 12 months	76	57	59
Deferred tax assets to be recovered within 12 months	95	56	44
	171	113	103
Deferred tax liabilities

Deferred tax liabilities to be recovered after more than 12 months	90	99	105
Deferred tax liabilities to be recovered within 12 months			*
	90	99	105
Deferred tax assets (liability), net	81	14	(2)

* Represents an amount of less than NIS 1 million.

e.	Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the regular tax rates applicable to companies in Israel (see b. above), and the actual tax expense:

	New Israeli Shekels
	Year ended December 31
	2008	2009	2010
	In millions
Profit before taxes on income,
as reported in the income statements	1,642	1,525	1,679
Theoretical tax expense	443	396	420
Increase in tax resulting from disallowable deductions:
In respect of previous years	2
For the current year	5	3	8
Decrease in tax resulting from deferred taxes calculated based on different tax rates			(3)
Taxes on income in respect of previous years			5
Expenses deductible according to different tax rates			1
Change in the estimated utilization period of the tax assets	(4)
Change in corporate tax rate, see b above		(18)
Other	(2)	3	5
Income tax expenses	444	384	436

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 23 - INCOME TAX EXPENSES (continued)

f.	Taxes on income included in the income statements:

1)	As follows:

	New Israeli Shekels
	Year ended December 31
	2008	2009	2010
	In millions
For the reported year:
Current	423	321	413
Deferred, see d above	20	76	14
Effect of change in corporate tax rate on deferred taxes		(18)
In respect of previous year:
Current	12	-	5
Deferred, see d above	(11)	5	4
	444	384	436

g.	Tax assessments:

1)	The Company has received final corporate tax assessments through the year ended December 31, 2006.

2)
As general rule, tax self-assessments filed by a subsidiary through the year ended December 31, 2006 are, by law, now regarded as final. However, the manager of the tax authority may direct that the 2006 tax self assessment will not be regarded as final until December 31, 2011.

3)	All income before taxes and income tax expenses for all of the reporting periods are local in Israel.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 24 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES

a.	Transactions with Scailex group

On October 28, 2009 Scailex became the Company's principal shareholder.

On 2009 and 2010, the Company's organs approved and ratified the existing perennial agreement with Scailex for the purchase of cellular handsets, accessories and spare parts which are manufactured by Samsung electronics Ltd. and imported into Israel by Scailex ("the Agreement"). The main terms of the Agreement are as follows: the term of the Agreement shall be for a period of two years commencing October 28, 2009; the total volume of the transactions under the Agreement shall not exceed NIS 200 million, on an annual basis, which may be increased by an additional amount of up to NIS 50 million, subject to the approval of the Audit Committee and Board of Directors of each of the companies; the prices of the Samsung products shall be determined by negotiations between Scailex and the Company; however, Scailex’s total and accumulative annual gross profit margin from transactions with the Company regarding each group of products  (purchase of handsets, accessories or spare parts) ("Annual Gross Profit Margin") shall not exceed Scailex's average gross profit margin from the same group of products with its customers in Israel during the same calendar year (the "Average Gross Profit Margin"). If the Annual Gross Profit Margin of any group of products, exceeds Scailex's Average Gross Profit Margin, from the same group of Products, by more than 10% of the Average Gross Profit Margin, Scailex shall credit the difference to the Company.

In addition, in 2010 The Company's Audit Committee approved an agreement for the purchase of laptop computers which are manufactured by Samsung electronics Ltd. and imported into Israel by Scailex (the "Second Agreement"). The main terms of the Second Agreement are as follows: the total volume of the transactions under the Second Agreement shall not exceed NIS 4.4 million on an annual basis and  shall not exceed 30% of the total volume of the Company's laptop purchases in the netbook category (any deviation from this sum shall require prior approval of the Company's Audit Committee);  the term of the agreement shall be for a period of one year; prior to the execution of each order under the agreement the Company will assure that the prices set forth in the Second Agreement continue to reflect the market prices and if not, the Company shall negotiate with Scailex in order to adjust the product prices before executing an order.

	New Israeli Shekels
	Period from October 28, 2009 to December 31, 2009	Year ended December 31, 2010
Transactions with Scailex group	In millions
Service revenues	0.9	1.5
Acquisition of handsets	14	143
Selling commissions, maintenance and other expenses	2	3.8

	New Israeli Shekels
	December 31,
	2009	2010
Statement of financial position items - Scailex group	In millions
Current liabilities: Scailex group	34	72

The transactions are carried out in the ordinary course of business. Management believes that such transactions were carried out under normal market conditions.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 24 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES (continued)

b.	Transactions with Hutchison group

During 2008 and 2009 the Company entered into various agreements with Hutchison Telecom in the ordinary course of business for the purchase of certain products or services or obtaining licenses.  Each such related party agreement was subject to review by the Audit Committee pursuant to normal Company procedure.  In each case the Audit Committee concluded that the agreements were on market terms and would not have a substantial effect on the Company's results of operations or obligations.

Based on information provided to the Company by Advent, a wholly-owned subsidiary of Hutchison Telecom, Advent granted a one-time cash payment to selected employees of the Company, shortly following Advent’s sale of its controlling interest, in recognition of the contribution made by such employees to the value of the Company.  According to Advent, the aggregate value of such one-time payment to the Company’s executive officers was NIS 18.4 million.

	New Israeli Shekels
	Year ended December 31, 2008	Period from January 1, 2009 to October 28, 2009
Transactions with Hutchison group	In millions
Acquisition of handsets from related parties	9	11

Selling commissions, maintenance and other expenses	4	5

(*) During the period from January 1, 2009 to October 28, 2009, expenses of NIS 0.4 million, NIS 15.6 million were made to Hutchison Telecommunications Cayman and Hutchison Telephone Company, respectively.

The transactions were carried out in the ordinary course of business.  Management believes that such transactions were carried out under normal market conditions.

As of October 28, 2009, Hutchison Telecom and its affiliates are no longer related parties with the Company.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 24 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES (continued)

c.	Key management compensation

Key management personnel are the senior management of the Company and the members of the Company's Board of Directors.

	New Israeli Shekels
	Year ended December 31
	2008	2009	2010
Key management compensation expenses comprised	In millions
Salaries and short-term employee benefits	29	28	31
Long term employment benefits	4	5	37
Employee share-based compensation expenses	4	16	16
	37	49	84

	New Israeli Shekels
	December 31,
	2009	2010
Statement of financial position items - key management	In millions
Current liabilities:	16	20
Non-current liabilities:	12	24

In order to encourage the Company’s executive officers to remain with the Company following the sale by Advent of its controlling interest, the Company’s Board of Directors, upon the recommendation and approval of its Audit and Compensation Committees, adopted a two-year retention plan on September 9, 2009.  According to the terms of the plan, retention payments will be made to each of the Company’s eligible executive officers at the first and second anniversaries of the date of adoption of the retention plan, provided the executive officer has not resigned for reasons other than for certain justified reasons, as specified in the retention plan or in case of termination by the Company. The maximum aggregate amount of all retention payments together is USD 6.5 million (NIS 23.4 million). A total amount of USD 4 million (NIS 15 million) was paid during 2010 which included an amount of USD 1 million paid to the Company's former CEO, according to this retention plan.

Furthermore, an amount of USD 1 million was paid in 2010 to the Company's former CEO based on a retention plan that the Company adopted in February 2009.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 24 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES (continued)

The Company undertook to pay Mr. Amikam Cohen, who retired from his functions as chief executive officer on January 1, 2007, and from the Company on April 1, 2007, as part of his special retirement compensation, a non-compete payment of USD 0.6 million (NIS 2.3 million), in five equal installments, each payment to be made at the end of a six-month period over two and a half years starting in November 2007. The last payment was made in May 2010.\

Members of the key management may have purchased portions of the Company's notes payable that are listed on the TASE through regular stock exchange transactions. See also note 15.

d.
During 2009 the Company purchased a substantial portion of Nokia handsets from Eurocom Communications Ltd. On November 19, 2009, Eurocom sold shares of the Company it previously held to Suny Electronics Ltd. The Company believes that the purchase transactions of the handsets from Eurocom were done at arms length and on market terms. If need be, Nokia handsets can be purchased from both Israeli and  international suppliers and thereby reduce the dependency on Eurocom. These purchase prices may be higher than the purchase prices from Eurocom. As part of the Hutchison group, the Company benefited from conditions and prices of Nokia handset purchases, that were agreed upon between Hutchison and Nokia. Since the Company was acquired by Scailex and is no longer part of the Hutchison group, the purchase conditions from Eurocom may be updated. Additional conditions and agreements between the Company and Eurocom are set from time to time.

e.	In the ordinary course of business, key management or their relatives may have engaged with the Company with immaterial transactions that are under normal market conditions.

NOTE 25 – DILUTED EARNINGS PER SHARE

Following are data relating to the net income and the weighted average number of shares that were taken into account in computing the basic and diluted EPS:

	New Israeli Shekels
	Year ended December 31
	2008	2009	2010
Profit used for the computation of
basic and diluted EPS:
Profit (in millions)	1,198	1,141	1,243
Weighted average number of shares used
in computation of basic EPS (in thousands)	155,350	153,809	154,866
Add - net additional shares from assumed
exercise of employee stock options (in thousands)	1,170	1,008	1,430
Weighted average number of shares used in
computation of diluted EPS (in thousands)	156,520	154,817	156,296

For the years ended December 31, 2010, 2009 and 2008 options in the total amount of 1,087,  1,719 and 0 thousands respectively, were not taken into account in computation of diluted earnings (loss) per share, because of their anti dilutive effect.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 26 – ACQUISITION OF 012 SMILE

a. Transaction details

On March 3, 2011 the Company completed the acquisition of all of the issued and outstanding shares of 012 Smile Telecom Ltd. ("012 Smile"), from Merhav-Ampal Energy Ltd. (the "Seller"). 012 Smile is an Israeli private company, which provides international long distance services, internet services and local telecommunication fixed-line services (including telephony services using VOB). The Company has acquired control in 012 Smile to allow it to become a leading comprehensive communications group, expanding its services and products.

The purchase price for the acquisition of 012 Smile is NIS 650 million which includes the acquiring of all of the outstanding shares of 012 Smile and a loan from the previous shareholder to 012 Smile. As part of the acquisition, Partner also guaranteed for the bank loans and other bank guarantees, which were provided to 012 Smile, in a total amount of approximately NIS 800 million. According to the purchase agreement, 012 Smile assigned to the Seller the right to receive payments due from a third party in an amount of approximately NIS 40 million.

The acquisition was approved by all required third parties on March 3, 2011, including the Israeli Ministry of Communications which required structural separation among Partner and 012 Smile for a period of time depended on certain elements.

The acquisition will be accounted for using the acquisition method.

As the acquisition was completed subsequent to December 31, 2010, the consolidated financial statements do not include the results or the financial position of 012 Smile.

Under the disclosure requirements of IFRS 3R (Business Combinations) the Company is required to provide information regarding the effect of the business combination.

Due to the following limitations, the initial accounting for the business combination is incomplete at the time the financial statements are authorized for issue. Therefore, the Company did not include the above mentioned information as permitted by paragraph B66 of IFRS 3R.

1.
As described above, the acquisition was completed as of March 3, 2011 (closing date), while the date of the approval of the annual financial statements of the Company is March, 17 2011, which is dictated by the fact that the Company and its parent and ultimate parent are both public companies that are required to provide financial reports on schedules mandatory by law.

2.
Until the closing date there were regulatory restrictions which prohibited both the Company and 012 Smile to co-operate and provide business information to the Company to start preparing IFRS financial information.

3.	Prior the acquisition, 012 Smile being a newly incorporated company, has never issued a full set of financial statements, 012 Smile does not have full financial statement for 2010 under IFRS.

4.	The Company hasn’t completed the work of the purchase price allocation needed under IFRS 3R disclosure.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 26 – ACQUISITION OF 012 SMILE (continued)

Accordingly, the Company has not completed receiving all the information required to be disclosed under IFRS 3R, including the amounts recognized as of the acquisition date for each major class of assets acquired and liabilities assumed and the revenue and profit or loss of the combined entity for the current reporting period as though the acquisition date had been as of the beginning of the annual reporting period.

The Company intends to provide such information as soon as information will be available.

b. Claims against 012 Smile Communications Ltd ("012") and 012 Smile Telecom Ltd ("012 Smile")

1.
On January 2, 2005, a claim was made against 012 and three other companies regarding alleged infringement of Israeli Patent No. 76993 of November 10, 1985, unjust enrichment, breach of statutory duties and conversion (the “2005 Claim”).

The plaintiffs’ demands include payment of amounts of income generated from exploitation of the patent, payment of reasonable royalties for exploitation of the patent, punitive damages, litigation costs and attorneys’ fees, and payment of linkage differentials and interest from the date of creation of the debt until the date of actual payment. The 2005 Claim states that the monetary amount cannot be determined at this stage and that it has been assessed for the purpose of court fees only at NIS 10 million (approximately $2.72 million), against all defendants collectively and separately.

On July 17, 2005, a statement of defense was filed against plaintiffs and a third party notice was filed against the providers of the telecommunications systems allegedly infringing on the patent (the “Third Party Defendants”), seeking indemnification and compensation for any liability that may be imposed in the context of the 2005 Claim (the “Third Party Proceedings”).

The plaintiffs have also initiated similar proceedings against other telecommunications companies in other countries, including the United Kingdom and the United States. Some telecommunications companies, including one of the initial defendants named in this 2005 Claim, have settled with the plaintiffs and obtained a license, whereas other telecommunications companies have refused to settle. For example, the corresponding English patent was declared invalid following a legal action and appeals.

The 2005 Claim and the Third Party Proceedings are currently at the Preliminary Proceedings stage and the court ordered the parties to complete all preliminary proceedings by no later than May 1, 2011.

  One of the Third Party Defendants in the Third Party Proceedings is Nortel Networks Israel (Sales and Marketing) Ltd. (“Nortel Israel”). 012 and Nortel Israel's Trustees have reached a Settlement Agreement, resolving all disputes in connection with the Third Party Proceedings between 012 and Nortel Israel (the “Settlement Agreement”). Under the terms of the Settlement Agreement, Nortel Israel paid 012 NIS 787,500 (approximately $214,900), which was paid by the trustees in full.  In consideration, 012 agreed to dismiss the Third Party Proceedings against Nortel Israel and Telrad Networks Ltd. ("Telrad").  On February 14, 2010, the court dismissed the Third Party Proceedings against Nortel Israel and Telrad.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 26 – ACQUISITION OF 012 SMILE (continued)

2.
During 2008, several claims and motions to certify the claims as class actions were filed with various District Courts in Israel against several international telephony companies including 012. The plaintiffs allege that with respect to prepaid calling card services the defendants mislead the consumers in certain issues, charged consumers in excess, and formed a cartel that arranged and raised the prices of calling cards.

On September 25, 2008 the Court decided to hear all the aforementioned suits and four other claims in which the Company is not a party, but involve similar issues as the present claim, in the same proceeding.

On December 9, 2008 the Court approved a motion to amend the actions and requests of all the unified claims. On January 1, 2009 the unified and amended suit and request were filed in place of the original suits and requests (in this section: "the Amended Suit" and "the Amended Request").

Prior to certification of the Suit as a class action in the event of certification of the Suit as a class action the total amount claimed against 012 was NIS 226.4 million (approximately $61.77 million). According to the amended statement of claim filed by the Plaintiffs on January 20, 2011, the total amount of damages claimed by Plaintiffs from all the Defendants is estimated to be 641,520,000 NIS.

Plaintiffs claim additional damages, which are not estimated, with respect to unsuccessful attempts to make calls utilizing the cards. Plaintiffs claim that the Company is responsible for 20% of the damages according to the Company's market share.

On November 3, 2010, the court granted the plaintiff's request and certified the suit as a class action against all of the defendants. The legal question at issue in the class action is whether the plaintiffs were misled by the representations made by the defendants. On December 13, 2010 the Company filed a Motion with the Supreme Court for leave to appeal from the District Court's decision granting class action certification. On December 26, 2010 the Company filed a Motion for stay of proceedings in the District Court until a decision is given by the Supreme Court regarding the Company's motion for leave to appeal. On February 3, 2011 the Motion for stay was declined by the District Court. On February 8, 2011 the Company filed a Motion for stay of proceedings with Supreme Court. On March 7, 2011 the Supreme Court approved the Company's motion for stay.

3.
On November 20, 2008, a claim and a motion to certify the claim as a class action were filed against 012 in its former name Internet Gold Golden Lines Ltd. to the Tel Aviv District Court in Israel. The claim alleges that 012 unlawfully raised the monthly tariffs for its internet services. If the claim is recognized as a class action, the total amount claimed from 012 is estimated by plaintiff to be approximately NIS 81.5 million. The claim is still in its preliminary stage of the motion to be certified as a class action.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 26 – ACQUISITION OF 012 SMILE (continued)

4.   On November 4, 2009, a claim and a motion to certify the claim as a class action were filed against 012 to the Central District Court in Israel. The claim alleges that 012 has violated the Israeli "anti spam" law by sending advertising materials to its customers.  The amount of the plaintiff's personal claim is set at NIS 10,000 (approximately $2,700). The estimated amount of the entire claim is yet to be known. On November 29, 2009, the court granted a temporary order preventing 012 from deleting or changing data relating to specific messages which the plaintiff claims he sent to 012. The claim is still in its preliminary stage of the motion to be certified as a class action.

5.   On July 2010, a claim and a motion to certify the claim as a class action were filed against 012 Smile to the Central District Court in Israel. The claim alleges that 012 Smile's advertisements regarding certain tariffs did not include complete information as to possible additional tariffs charged of third parties. The amount of the personal claim is set by the plaintiff at NIS 397. As the plaintiff has not yet determined the size of the group, the estimated amount of the entire claim is not yet known. The claim is still in its preliminary stage of the motion to be certified as a class action.

6.  Additional 7 claims were filed against 012 and 012 Smile, together with a request to recognize these claims as class actions. The total amount of these claims against 012 and 012 Smile together, if the claims are recognized as a class action, is estimated at approximately NIS 170 million.

7. In addition to all the above mentioned claims, 012 and 012 Smile is a party to various claims arising in the ordinary course of its operations.

8. These claims will be presented at fair values, calculated as part of the purchase price allocation as of the acquisition date.

Annex "B"

PARTNER COMMUNICATIONS COMPANY LTD.

REPORT OF THE BOARD OF DIRECTORS FOR THE
YEAR ENDED DECEMBER 31, 2010

The following report is a summary only, and is not intended to be a comprehensive review of the company’s business and results of its operations and financial condition for the year 2010. The report is based upon and should be read in conjunction with Partner’s Form 20-F for the year ended December 31, 2010, to be filed with the Securities and Exchange Commission (the "Form 20-F"). In particular, you should read the risk factors appearing in the Form 20-F for a discussion of a number of factors that affect and could affect Partner’s financial condition and results of operations.

This report, as well as the Form 20-F, may include forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts included in this report are forward-looking statements. The Company has based these forward-looking statements on its current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner and the Company undertake no obligation to publicly update or revise them.

In this report, references to “$” and “US dollars” are to United States dollars and references to “NIS” are to New Israeli Shekels.  This report contains translations of NIS amounts into US dollars at December 31, 2010 NIS 3.549 =US$ 1.00 as published by the Bank of Israel, solely for the convenience of the reader.

Results of Operations for the Year Ended December 31, 2010 Compared to the Year Ended December 31, 2009 1

Revenues. The Company achieved total net revenues of NIS 6,674 million (US$ 1,880 million) in 2010, an increase of 9.8% from NIS 6,079 million in 2009.

Revenues from services. Annual service revenues totaled NIS 5,662 million (US$ 1,595 million) in 2010, an increase of 4.0% from NIS 5,446 million in 2009. This assumes a retroactive application of the reallocation of revenues between services and equipment within the cellular segment that occurred in 2010.

 The increase mainly reflected growth in cellular segment service revenues from the continued expansion of the cellular subscriber base, which grew by approximately 4.3% on an average basis in 2010, as well as continued growth in revenues from the use of data and content services and renewed growth in roaming activity after the decline in 2009. These increases more than offset the impact of the ongoing tariff erosion due to the fiercely competitive cellular market.

 Fixed line segment service revenues (including inter-segment revenues) increased by 86.4% to NIS 164 million for 2010 from NIS 88 million for 2009, attributable mainly to an increase in revenues from growth in the ISP and fixed line telephony services subscriber base and in inter-segment revenues.

 Cellular data and content revenues excluding SMS increased by 16.0% in 2010 to NIS 622 million (US$ 175 million), compared with NIS 536 million in 2009 and represented 11.0% of service revenues in 2010 compared with 9.9 % of service revenues in 2009.

Revenues from SMS message services in 2010 totaled NIS 498 million (US$ 140 million), accounting for 8.8% of service revenues, up by 32.1% from NIS 377 million, or 7.0% of service revenues, in 2009.

The growth in content and data services (including SMS) partially reflected the continued growth in sales of bundled voice, SMS and data packages, for which the revenues are allocated according to the quantities offered in the packages.

1 In order to reflect a change in the approach of management, the allocation of revenues and cost of revenues between services and equipment within the cellular segment has changed, effective starting with the fourth quarter of 2010.  Total profit for the cellular and fixed line segments separately remains unchanged. The figures for 2009 in the above table have not been reclassified. However, had the allocation been applied to 2009, service revenues would have been higher by NIS 22 million and equipment revenues would have been lower by the same amount. For the cost of revenues, had the allocation been applied to 2009, the cost of service revenues would have been lower by NIS 46 million and the cost of equipment sales revenues would have been higher by the same amount. The figures and discussion presented below assumes a retroactive application of the reallocation from 2009.

Revenues from equipment. Equipment revenues in 2010 were NIS 1,012 million (US$ 285 million), increasing by 59.9% from NIS 633 million in 2009.  This assumes a retroactive application of the reallocation of revenues between services and equipment within the cellular segment that occurred in 2010.

The increase in revenues reflected an increase in the average revenue per device sold, in part attributable to an increase in the proportion of sales of smartphones and 3G devices.  In addition, the increase in average revenue per device reflected the increased practice of selling handsets through installment plans under which the subscriber obtains rebates, which are dependent upon the level of the subscriber’s monthly service usage. Under this practice, the full price of the handset is recorded at the time of sale, whilst the subsequent rebates are recorded over a period of up to 36 months.

As a result of the increase in average revenues per device, there was a significant reduction in the number of devices capitalized which in turn led to a reduction in the level of equipment revenues that were capitalized from NIS 241 million in 2009 to NIS 83 million in 2010.

Gross profit. Gross profit in 2010 totaled NIS 2,581 million (US$ 727 million), an 11.8% increase from NIS 2,309 million in 2009.  Gross profit for the cellular segment increased by 9.0% from NIS 2,366 million in 2009 to NIS 2,580 million (US$ 727 million) in 2010.  Gross profit for the fixed line segment increased from a gross loss of NIS 57 million in 2009 to a gross profit of NIS 1 million (US$ 0.3 million) in 2010.

Gross profit from services. The annual gross profit from services was NIS 2,355 million (US$ 664 million) in 2010, an increase of 3.0% from NIS 2,286 million in 2009. This assumes a retroactive application of the reallocation of revenues between services and equipment within the cellular segment that occurred in 2010.
For the cellular segment, the gross profit from services (including inter-segment activity) was NIS 2,344 million (US$ 660 million) in 2010, compared with NIS 2,324 million in 2009, an increase of 0.8%. The increase reflected the higher service revenues, largely offset by an increase in the cost of service revenues of 5.0%. Cost of service revenues increased primarily due to an increase of approximately NIS 93 million in depreciation and amortization expenses.  This increase was mainly due to approximately NIS 70 million of additional amortization expenses for capitalized subscriber acquisition and retention costs resulting from the commencement of capitalization from the beginning of 2009.  A one-time impairment of NIS 16 million of expenses of capitalized subscriber acquisition and retention costs was also recorded in the fourth quarter of 2010 as a result of an amendment to the Telecommunications Law which imposes restrictions on subscriber exit fines.

 In addition, the Company recorded accelerated depreciation expenses in the amount of NIS 16 million related to network equipment to be replaced following the agreement signed with LM Ericsson Israel Ltd. in October 2010 for the upgrade, replacement and the expansion of the cellular and fixed line networks. The Company estimates that the agreement will lead to further accelerated depreciation expenses of network equipment for 2011 in the amount of approximately NIS 70 million.

 Interconnect expenses also increased markedly in 2010, reflecting the higher cellular subscriber base, and the increased usage per cellular user.

 These increases in the cost of revenues were partially offset by the impact of two legal developments:

 First, following a Supreme Court decision in December 2010 which fully accepted the Company's petition against the Ministry of Communications regarding the amount of frequency fees owed by the Company for allocated frequencies, frequency fee expenses were reduced by approximately NIS 50 million in the fourth quarter of 2010.  Second, in 2009, the Company made a provision in the amount of approximately NIS 30 million for a demand by the Ministry of Communications for frequency fee payments with respect to the Company’s past use of a frequency band. The demand was settled in March 2010 for the same amount as the provision.

 In addition, the Company benefitted from a scheduled reduction in its royalty payments set by the Telecommunications Regulations from 1.5% in 2009 to 1% in 2010.

 For the fixed line segment, the gross profit from services (including intersegment activity) was NIS 11 million (US$ 3 million) in 2010, compared with a gross loss of NIS 38 million in 2009. The increase in profit was attributable to increases in profits from both existing services including transmission services and Primary Rate Interface (“PRI”) lines for business sector customers, as well as an increase in profits from the ISP and fixed line telephony services that were launched at the beginning of 2009, as a result of the continuing growth in the subscriber base of these services and an increase in intersegment revenues.

Gross profit from non-capitalized equipment sales. The gross profit from non-capitalized equipment sales was NIS 226 million (US$ 64 million) in 2010, compared with NIS 23 million in 2009. This assumes a retroactive application of the reallocation of revenues between services and equipment within the cellular segment that occurred in 2010.

The increase was attributable to an increase in the average profit per equipment sale. The total amount of equipment subsidies that were capitalized in 2010 was NIS 51 million, a decrease from NIS 169 million of equipment subsidies capitalized in 2009.

Selling, marketing and general and administrative expenses. Selling, marketing, general and administrative expenses amounted to NIS 785 million (US$ 221 million) in 2010, an increase of 16.0% from NIS 677 million in 2009. The increase was mainly attributed to higher salary expenses and selling costs, together with increased marketing and advertising expenses, partially offset by a reduction in bad debts and doubtful accounts expenses.  The total amount of selling expenses capitalized in 2010 was NIS 21 million, compared with NIS 29 million in 2009.

The increase in expenses occurred despite a reduction in the selling, marketing, general and administrative expenses related to the fixed line segment, which decreased by 51.0%, from NIS 51 million in 2009 to NIS 25 million (US$ 7 million) in 2010. The decrease largely reflected lower marketing and advertising expenses related to the ISP and fixed line telephony services that were launched in 2009.

Other income, net.  Other income, net, totaled NIS 64 million (US$ 18 million) in 2010, decreasing by 7.2% from NIS 69 million in 2009. The decrease primarily reflected a one time provision in the amount of approximately NIS 6 million made in the third quarter of 2010 with respect to a lawsuit.

Operating profit. As a result of the above, the Company recorded an operating profit of NIS 1,860 million (US$ 524 million) in 2010, a 9.3% increase from NIS 1,701 million in 2009. The fixed line segment contributed 53% of the annual increase in operating profit and the cellular segment contributed 47%.

Financial expenses, net. Financial expenses, net, for 2010 were NIS 181 million (US$ 51 million), an increase of 2.8% from NIS 176 million in 2009. The increase was primarily attributable to an  increase in interest expenses resulting from the company’s higher debt level which was partially offset by an increase in currency gains from movements of both the US dollar and the Euro against the Israeli Shekel.

Profit before income taxes. Profit before income taxes for 2010 was NIS 1,679 million (US$ 473 million), an increase of  10.0% from NIS 1,525 million in 2009.

Income taxes on profit for 2010 were NIS 436 million (US$ 123 million), an increase of 13.5% from NIS  384 million in 2009.

The effective tax rate for 2010 was 26.0% compared with 25.2% for 2009. As part of the Economic Efficiency Law that was enacted in July 2009, the Israeli corporate tax rate is scheduled to be reduced by one percent each year from a rate of 26% in 2009 to 20% in 2015, and then to 18% from 2016. As a result, the Israeli corporate tax rate was reduced from 26% in 2009 to 25% in 2010. This change in the future corporate tax rate led to an increase in the deferred tax assets in 2009 in the amount of approximately NIS 18 million, with a corresponding decrease in deferred expenses in 2009, which provided the main reason for the increase in the effective tax rate in 2010 compared to 2009.

Net profit. Net profit in 2010 was NIS 1,243 million (US$ 350 million) and earnings per diluted share were NIS 7.95 (US$ 2.24), representing an 8.9% increase from net profit of NIS 1,141 million and earnings per diluted share of NIS 7.37 in 2009.

At December 31, 2010, total financial debt (including the current portion of the Company’s long-term liabilities) amounted to NIS 3,716 million, compared to NIS 2,433 million at December 31, 2009. The increase reflected principally the issuance of Notes Series C, D and E and the borrowing under the Company’s new long-term bank loans following the capital reduction, which was partially offset by the repayments of principal and interest of Notes Series A.  Short-term financial debt, which is comprised of the current portion of long-term debt, amounted to NIS 628 million at December 31, 2010, compared to NIS 752 million at December 31, 2009, reflecting principally the repayments on the Company’s Notes Series A due 2012, and principal annual repayment of the Company’s long term bank loans.

Capital expenditures amounted to approximately NIS 522 million and NIS 435 million in 2009 and 2010, respectively.

Currently, the company’s main sources of liquidity are:

•           Cash on hand;

•           Operating cash flows, net of cash flow from investing activities; and

•           Existing credit facilities

Cash on hand. At December 31, 2010, the Company had NIS 321 million in cash on hand, compared to NIS 329 million at December 31, 2009, and following the acquisition of 012 Smile (on March 3, 2011), on March 15, 2011, the Company has approximately NIS 272 million cash on hand.

Cash flows. Cash flow generated from operating activities, net of cash flow from investing activities, was NIS 1,472 million (US$ 415 million) in 2010, an increase of 44.2% from NIS 1,021 million in 2009. The increase was principally explained by the reduction of 33.6% in the cash flow used for investing activities from NIS 732 million in 2009 to NIS 486 million (US$ 137 million) in 2010. This reflected the temporary reduction in investment in fixed assets, including intangible assets, from NIS 519 million in 2008 and NIS 558 million in 2009 to NIS 394 million in 2010, partially due to the anticipated upgrade of the Company's networks.  For 2011, the level of investment in fixed assets is expected to return to a range similar to that of the years 2008-2009.

 The decrease also reflected the reduction in the amount of equipment expenses, net, that were capitalized, from NIS 198 million in 2009 to NIS 72 million (US$ 20 million) in 2010.

 In addition, cash generated from operations increased by 11.7% or NIS 205 million in 2010 compared 2009, largely as a result of the higher profit before depreciation and amortization.

Annex "C"

______________, 2011
Dear Ms./Mr. _____________

Letter of Indemnification

1.
Partner Communications Company Ltd. (“Partner”) hereby undertakes to indemnify you for any liability or expense that you incur or that is imposed on you in consequence of an action or an inaction by you (including prior to the date of this letter), in your capacity of an officer or director in Partner or as an officer or director on behalf of Partner in a company controlled by Partner or in which Partner has an interest (such companies being referred to herein as “Subsidiaries”), as follows:

1.1.
Financial liability that you incur or is imposed on you in accordance with a judgment, including a judgment given in a settlement or a judgment of an arbitrator approved by the court; provided, that such liability pertain to one or more of the events set out in Schedule I hereto, which, in the opinion of the Board of Directors of Partner, are anticipated in light of Partner's activities at the time of granting this undertaking and are at the sum or measurement of indemnification determined by the Board of Directors to be reasonable given the circumstances set forth herein;

1.2.
Reasonable litigation expenses, including legal fees, that you may incur or for which you will be ordered to pay by a court in the context of proceedings filed against you by or on behalf of Partner or by a third party, or in a criminal proceeding in which you are acquitted or if you are convicted, for an offense which does not require criminal intent; and

1.3.
Reasonable litigation expenses, including legal fees that you may incur due to an investigation or proceeding conducted against you by an authority authorized to conduct such investigation or proceeding and which has ended without the filing of an indictment against you and either (i) no financial liability was imposed on you in lieu of criminal proceedings, or (ii) financial liability was imposed on you in lieu of criminal proceedings but the alleged criminal offense does not require proof of criminal intent, within the meaning of the relevant terms in or in the law referred to in the Israeli Companies Law (as defined below).

2.
Partner may not indemnify you for your liability for: (i) a breach of duty of loyalty towards Partner unless you have acted in good faith and had reasonable grounds to assume that the action would not harm Partner; (ii) a breach of duty of care done intentionally or recklessly ("pzizut") except for negligence; (iii) an intentional act intended to unlawfully yield a personal profit; and (iv) a fine or a penalty imposed upon you.

Upon the occurrence of an event for which you may be entitled to be indemnified, subject to the terms of this letter (including the limitations as to amount in Section 3.14) and any laws applicable at such time, Partner shall provide you with the necessary payments to cover all your expenses in respect of the legal proceedings in question, so that you will not have to pay for or finance them yourself.

3.	Indemnification pursuant to this letter will be subject to applicable law and to the following terms and conditions:

3.1.
That you notify Partner within a reasonable time of your learning of any legal proceedings instigated against you in connection with any event that may give rise to indemnification and that you provide Partner, or anyone specified by Partner, with any documents connected to the proceeding in question.

3.2.
That Partner reserves the right to represent you in the proceedings or to appoint legal counsel of its choice for this purpose (unless its choice of legal counsel is unacceptable to you on reasonable grounds). Partner or such legal counsel will take all necessary steps to bring the matter to a close and will keep you informed of key steps in the process.  The appointed counsel will be bound by a fiduciary duty to you and to Partner. If a conflict of interests should arise between the appointed counsel and yourself, counsel will inform Partner and you will be entitled to appoint a different counsel reasonably acceptable to Partner and the terms of this indemnification agreement shall apply to the new appointment. If Partner should decide to settle by arbitration or by mediation or by settlement, it shall be allowed to do so; provided, that you do not incur any additional expense or liability due to such arbitration, mediation or settlement or that you have otherwise agreed to such arbitration, mediation or settlement. If Partner so requests, you will sign any document that will empower it or any appointed counsel to represent you and defend you in any proceeding as stated above. You will cooperate as reasonably demanded of you with Partner and any appointed legal counsel. Partner shall cover all related expenses so that you will not have to make any payments or incur any expenses yourself.

3.3.
That whether or not Partner shall operate in accordance with section 3.2 above, indemnification shall still cover all and every kind of expense incurred by you that is included in section 1 of this letter so that you will not have to pay or finance them yourself.  You will not be indemnified for any expenses arising from a settlement, mediation or arbitration unless Partner has agreed to the settlement, mediation or arbitration.

3.4.
That upon your request for payment in connection with any event according to this indemnification letter, Partner shall complete all the necessary arrangements required by the law for payment and shall act to receive all necessary authorizations, if demanded. If any authorization should be required for payment, and the payment is not authorized for any reason, this payment or part of it will be subject to the approval of the court (if relevant) and Partner shall act in order to receive authorization.

3.5.
That in the event that you are paid for any sums in accordance with this letter of indemnification in connection with a legal proceeding, and later it becomes clear that you were not entitled to such payments, the sums will be considered as a loan given to you by Partner subject to the lowest interest rate for purposes of Section 3(9) of the Income Tax Ordinance (or any other legislation replacing it) which does not cause a taxable benefit. You shall be required to repay such amounts in accordance with the payment arrangements fixed by Partner, and at such time as Partner shall request in writing.

3.6
That you shall remain entitled to indemnification by Partner as provided in this letter of indemnification even when you are no longer an officer or director in Partner or in a Subsidiary on Partner’s behalf, as long as the events that led to the payments, costs and expenses for which indemnification is being sought are a result of an action or an inaction taken by you as such officer or director.

3.7
The terms contained in this letter will be construed in accordance with the Companies Law, 1999 (the “Israeli Companies Law”), and in the absence of any definition in the Israeli Companies Law, pursuant to the Securities Law, 1968. Schedule I hereto constitutes an integral part hereof.

3.8
The obligations of Partner under this letter shall be interpreted broadly and in a manner that shall facilitate its implementation, to the fullest extent permitted by law, and for the purposes for which it was intended.  In the event of a conflict between any provision of this letter and any provision of the law that cannot be superseded, changed or amended, said provision of the law shall supersede the specific provision in this letter, but shall not limit or diminish the validity of the remaining provisions of this letter.

3.9
The indemnification under this letter will enter into effect upon your signing a copy of the same in the appropriate place, and the delivery of such signed copy to Partner. It is hereby agreed that your agreement to accept this letter constitutes your irrevocable agreement that any previous undertaking of Partner for indemnification towards you, to the extent granted, shall become void automatically upon your signing this letter. Notwithstanding the above, if this letter shall be declared or found void for any reason whatsoever, then any previous undertaking of Partner for indemnification towards you, which this letter is intended to replace, shall remain in full force and effect.

3.10
Partner may, in its sole discretion and at any time, revoke its undertaking to indemnify hereunder, or reduce the Maximum Indemnity Amount (as defined in section 3.14 below) thereunder, or limit the events to which it applies, either in regard to all the officers or to some of them, to the extent such change or revocation relates solely to events that occur after the date of such change; provided, that prior notice has been given to you of its intention to do so, in writing, at least 60 days before the date on which its decision will enter into effect. No such decision will have a retroactive effect of any kind whatsoever, and the letter of indemnification prior to such change or revocation, as the case may be, will continue to apply and be in full force and effect for all purposes in relation to any event that occurred prior to such change or revocation, even if the proceeding in respect thereof is filed against you after the change or revocation of the letter of indemnification. In all other cases, this letter may not be changed unless Partner and you have agreed in writing.

3.11
This undertaking to indemnify is not a contract for the benefit of any third party, including any insurer, and is not assignable nor will any insurer have the right to demand participation of Partner in any payment for which an insurer is made liable under any insurance agreement that has been made with it, with the exception of the deductible specified in such agreement. For the avoidance of any doubt in the event of death this letter will apply to you and your estate.

3.12
No  waiver, delay, forbearance to act or extension granted by Partner or by you will be construed in any circumstance as a waiver of the rights hereunder or by law, and will not prevent any such party from taking all legal and other steps as will be required in order to enforce such rights.

3.13
The aggregate indemnification amount payable by Partner to all directors, officers and other indemnified persons pursuant to all letters of indemnification issued or that may be issued to them by Partner in the future (including, inter alia, to officers and directors nominated on behalf of Partner in Subsidiaries), will not exceed the higher of (i) 25% of shareholders equity and (ii) 25% of market capitalization, each as measured at the time of indemnification (the “Maximum Indemnity Amount”).

3.14
The Maximum Indemnity Amount shall not be affected in any way by the existence of, or payment under, insurance policies. Payment of the indemnification shall not affect your right to receive insurance payments, if you receive the same (either personally or through Partner or on your behalf) and Partner will not be required to indemnity you for any sums that were, in fact, already paid to you or for you in respect of insurance or any other indemnification obligations made to you by any third party.  In the event there is any payment made under this letter and such payment is covered by an insurance policy, Partner shall be entitled to collect such amount of payment from the insurance proceeds.

3.15
In the event the indemnification amount Partner is required to pay to its directors and other indemnified persons, as mentioned in section 1 above, exceeds at any time the Maximum Indemnity Amount or the balance of the Maximum Indemnity Amount in accordance with section 3.14 above after deducting any indemnification amounts paid or payable by Partner to any of its directors or other indemnified persons at such time, such Maximum Indemnification Amount or such remaining balance will be allocated among the directors and the other indemnified persons entitled to indemnification, in the same ratio as with respect to any event the amount for which each individual directors or other indemnified persons may be indemnified is to the aggregate amount that all of the relevant directors and other indemnified persons involved in the event may be indemnified.

3.16	The foregoing does not derogate from Partner's right to indemnify you retroactively in accordance with that permitted by the Articles of Association of Partner and applicable law.

You should be aware that, insofar as indemnification for liabilities arising under the United States Securities Act of 1933 (the “Securities Act”) may be permitted to Partner’s directors and officers, Partner has been advised that in the opinion of the U.S. Securities and Exchange Commission (the “SEC”) such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event of a claim for such indemnification, Partner will (in accordance with an undertaking given to the SEC), unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

[INTENTIONALLY LEFT BLANK]

The law of the State of Israel shall govern this Letter of Indemnification and all issues related thereto, without giving effect to any conflicts of law principles. The courts in Tel Aviv, Israel shall have the exclusive local and international jurisdiction, in connection with this Letter of Indemnification, except if an indemnification claim is related to a legal proceeding, already filed by a third party in a different court.

Respectfully,

______________________
On behalf of
Partner Communications Company Ltd.

I accept the terms and conditions of the above. I am aware that my agreement to accept this letter constitutes my irrevocable agreement that any previous undertakings of Partner for indemnification, to the extent granted, should become void automatically upon my signing this letter. Notwithstanding the above, if this indemnification letter shall be void for any reason whatsoever, then, any previous undertaking of Partner for indemnification towards me shall remain in full force and effect.

_____________________

Name:  _______________

Date:  ________________

Schedule I

Subject to the provisions of the law, the following are the events referred to in section 1.1 of the Letter of Indemnification:

1.
Any offering of Partner’s securities to private investors and/or to the public and listing of such securities, and/or the offer by Partner to purchase securities from the public and/or from private investors or other holders, and any undertakings, representations, warranties and other obligations related to any such offering and Partner’s status as a public company or as an issuer of securities.

2.
All matters relating to Partner’s status, obligations and/or actions as a public company, and/or the fact that Partner’s securities were issued to the public or to private investors and/or are or were traded on a stock exchange (including, without limitation, Nasdaq stock market, the Tel Aviv Stock Exchange and the London Stock Exchange), whether in Israel or abroad.

3.
The erection, construction and operation of Partner’s mobile telephone network, including the erection and operation of antennas and other equipment and environmental issues, including undertakings, activities and communications with authorities regarding the foregoing and including the work performed by Partner’s subcontractors in connection therewith.

4.	The purchase, distribution, marketing and sale of handsets, other terminal equipment and any other of Partner’s products and/or any marketing plans and/or publications.

5.
A Transaction, Extraordinary Transaction, or an Activity within the meaning of section 1 of the Israeli Companies Law, including negotiations for entering into a transaction or an activity, the transfer, sale, acquisition or charge of assets or liabilities (including securities) or the grant or acceptance of a right in any one of them, receiving credit and the grant of collateral, as well as any act directly or indirectly involving such a transaction or activity.

6.
Investments which Partner and/or its subsidiaries and/or its affiliates make in other entities whether before and/or after the investment is made, entering into the transaction, the execution, development and monitoring thereof, including actions taken or alleged omissions by you in the name of Partner and/or any subsidiary thereof and/or any affiliates thereof as a director, officer, employee and/or a board observer of the entity which is the subject of the transaction and the like.

7.
The merger, acquisition or other business combination or any such proposed transaction of Partner, any subsidiary thereof and/or any affiliate thereof with, of or into another entity and/or the sale or proposed sale of the operations and/or business, or part thereof, of Partner, any of its subsidiaries and/or any of its affiliates.

8.
Labor relations and/or employment matters in Partner, its subsidiaries and/or its affiliates and trade relations of Partner, its subsidiaries and/or its affiliates, including with independent contractors, customers, suppliers and service providers.

9.	The testing of products developed and/or marketed by Partner, its subsidiaries and/or its affiliates and/or in connection with the distribution, sale, license or use of such products.

10.
The intellectual property of Partner, its subsidiaries and/or its affiliates, and its protection, including the registration or assertion of rights to intellectual property and the defense of claims relating to intellectual property infringement.

11.
Actions taken (or alleged omissions) pursuant to or in accordance with the policies and procedures of Partner, its subsidiaries and/or its affiliates, whether such policies and procedures are published or not.

12.
The borrowing or other receipt of funds and any other financing transaction or arrangement, or any such proposed transaction or arrangement, whether or not requiring the imposition of any pledge or lien.

13.	Any company Distribution (as defined in the Israeli Companies Law).

14.	Taking part in or performing tenders.

15.
The making of any statement, including a representation or opinion made by an officer or director of Partner in such capacity whether in public or private, including during meetings of the Board of Directors or any committee thereof.

16.	An act in contradiction to the Articles of Association or Memorandum of Partner.

17.	Any action or decision in relation to work safety and/or working conditions.

18.	Actions taken pursuant to any of Partner’s licenses, or any breach thereof.

19.	Decisions and/or actions pertaining to the environment and/or the safety of handsets, including radiation or dangerous substances.

20.	Negotiation for, signing and performance or non-performance of insurance policies.

21.	Events associated with the drawing up and/or approval of financial statements.

22.	Business plans, including pricing, marketing, distribution, directives to employees, customers and suppliers and collaborations with other parties.

23.	Reporting and/or filing of applications or reports to any governmental or quasi-governmental authority, stock exchange or regulatory body whether in Israel or abroad.

24.
Actions and any legal process, whether in Israel or abroad, relating, directly or indirectly, to any governmental or quasi-governmental authority, including with respect to trade restrictions, restrictive arrangements, mergers and monopolies.

25.	Investigations conducted against you by any governmental or quasi-governmental authority.

26.
Class actions, including class actions in respect of the environment, consumer protection or complaints, roaming, content services, the Communications Law, Partner’s license, Partner’s contracts, and anti-trust, derivative actions or any other legal proceedings against you and/or Partner and/or any of its Subsidiaries in connection with your role and/or activities in Partner or on its behalf.

27.	Any other actions which can be anticipated for companies of the type of Partner, and which the Board of Directors may deem appropriate.

28.
Partner's public offering of equity in 1999, public offering of debt securities in 2000, public offering of debt securities in 2005 (including any subsequent offer and sale of the debt securities of that class), redemption of debt securities in 2005 and shelf registration in 2009.

29.	Share repurchase and distribution of dividends in 2005 and distribution of dividends during the calendar years of 2006, 2007, 2008 and 2009.

30.
All matters relating to the change of control transaction, entered into on August 12, 2009, between Advent Investments Pte Ltd. and Scailex Corporation Ltd. (“Scailex”), under which Scailex agreed to acquire 78,940,104 Ordinary Shares of Partner.

31.	Transactions or agreements entered into between the Company and any of its shareholders or between shareholders of the Company.

32.	All matters relating to breach of Partner contracts.

33.
Activities Partner may pursue in new areas such as transmission services, access to high-speed Internet services, fixed line and long-distance telephony services, cable television and other communication services to subscribers.

34.
A suspicion as to perpetration of an offence and/or breach of a statutory obligation under any law because of an action taken by Partner and that, according to any law, can also be attributed to you and/or because of an action taken by you by virtue of your function as officer or director in Partner and/or that was taken for the sake of Partner and/or on its behalf.

35.	Any of the foregoing events, relating to your service as an officer or director in any of Partner's Subsidiaries on Partner's behalf.

* * * * *

Annex "D"

Translation of Sections 21-24 of the License

Transfer of Means of Control

21.1
A holding of ten percent (10%) or more of any of the Means of Control in the Licensee will not be transferred, either directly or indirectly, either all at once or in parts, unless given the Minister’s prior written consent.

21.2
Non of the said Means of Control, or a part of them, in the Licensee, may be transferred in any way, if as a result of the transfer, control in the Licensee will be transferred from one person to another, unless given the Minister’s prior written consent.

21.3
No control shall be acquired, either direct or indirect, in the Licensee, and no person, whether on his/her own or together with his/her relative or with those acting with him/her on a regular basis, shall acquire in it ten percent (10%) or more of any of the Means of Control in the Licensee, whether all at once or in parts, unless given the Minister’s prior written consent.

21.4	1Cancelled

21.5
2Despite the provisions of sub-clauses 21.1 and 21.3 above, should there occur a transfer or purchase of a percentage of Tradable Means of Control in the Licensee requiring consent under clauses 21.1 and 21.3 (other than a transfer of purchase that results in a transfer of control), without the Minister’s consent having been sought, the Licensee shall report this to the Minister in writing, and shall make an application to the Minister to approve the said transfer or purchase of the Means of Control in the Licensee, within 21 days of the date on which the Licensee became aware of such.

In this Clause 21, “Tradable Means of Control” – Means of Control, including Global or American Depository Shares (GDR’s or ADR’s), or similar certificates, registered for trading on the securities exchange in Israel or overseas, and offered to the public by prospectus, or held by the public in Israel or overseas.

21.6
Neither the entry into an underwriting agreement relating to the issue or sale of securities to the public, the registration for trading on the securities exchange in Israel or overseas, nor the deposit or registration of securities with a registration company or with a depository agent or a custodian for the purpose of registration of GDRs or ADRs or similar certificates relating to the issue or sale of securities to the public shall in and of themselves be considered as a transfer of Means of Control in the Licensee3.

1 Amendment No. 52

2 Amendment No. 3

21.7	(a)
Irregular Holdings shall be noted in the Licensee’s members register (the list of shareholders) stating the fact that they are irregular, immediately upon the Licensee’s becoming aware of this, and a notice of the registration shall be given by the Licensee to the holder of such Irregular Holding and to the Minister.

(b)
Irregular Holdings, noted as aforesaid in clause 21.7(a), shall not provide the holder with any rights, and shall be “dormant shares” as defined in Section 308 of the Companies Law 5759-1999, expect in the case of the receipt of a dividend or any other distribution to shareholders (especially the right to participate in an allotment of rights calculated on the basis of holdings of Means of Control in the Licensee, although holdings accumulated as aforesaid shall also be considered as Irregular Holdings), and therefore no action or claim of the activation of a right by virtue of the Irregular Holdings shall have any force, except in the case of the receipt of a dividend or any other distribution as aforesaid.

Without derogating form the generality of the above:

(1)
A shareholder who takes part in a vote during a meeting of shareholders shall advise the Licensee prior to the vote, or in the case of documentary voting on the voting document, whether his holdings in the Licensee or his voting require consent under clauses 21 and 23 of the License or not; where a shareholder does not so advise, he may not vote and his vote shall not count.

(2)
No director of the Licensee shall be appointed, elected or transferred from office by virtue of an Irregular Holding; should a director be appointed, elected or transferred from office as aforesaid, the said appointment, election or transfer, as the case may be, shall be of no effect.

(3)	Irregular Holdings shall not provide voting rights in the general meeting;

For the purposes of this clause:

“Irregular Holdings” – the holding of Tradable Means of Control without the Minister’s consent as required under clause 23, and all holdings of a person holding Tradable Means of Control acting contrary to the provisions of clause 24; for so long as the Minister’s consent under clause 21 has been sought but not yet granted, or whilst there is a situation of breach of the provisions of clauses 23 or 24.

3 Amendment No. 4

(c)	The provisions of clause 21.7 shall be included in the Articles of Association of the Licensee, including the provisions of clause 21.9, mutatis mutandis.

21.8
For so long as the Articles of Association of the Licensee provide as set out in clause 21.7, and the Licensee acts in accordance with the provisions of clauses 21.5 and 21.7, and for so long as none of the holdings of Founding Shareholders or their Substitutes4  reduces to less than 26% 5 6 7 of all Means of Control in the Licensee immediately prior to the listing of the shares for trade, and for so long as the Articles of Association of the Licensee provide that a majority of the voting power in the general meeting of the Licensee may appoint all members of the Board of Directors of the Licensee, other than external directors required by any law and/or the relevant Exchange Rules, the Irregular Holdings shall not, in and of themselves, give rise to a cause for the cancellation of the Licensee.
'For the purpose of this article: "Founding Shareholders or their Substitutes"- Matbit Telecommunications Systems Ltd., Advent Investment Pte Limited, Matav Investments Ltd and Tapuz Cellular Systems limited Partnership as well as any other entity that one of them has transferred the Means of Control in the Licensee to, with the Minister's consent, before 4.7.2004 (each of the above entities shall be termed "Founding Shareholder"), as well as any other entity that a Founding Shareholder will transfer Means of Control in the Licensee to after 4.7.2004, provided that the Minister gave his written consent that the transferree be considered for this matter as the Founding Shareholder's substitute from the date to be determined by the Minister, including anyone that is an Israel Entity as defined in Article 22A.2, that purchased Means of Control from the Licensee and received the Minister's approval to be considered a founding shareholder or their substitute from the date set by the Minister8. Such consent under this article does not exempt the Licensee from the obligation to receive the Minister's consent for every transfer of the Means of Control in the Licensee that requires the Minister's consent in accordance with any other article in the License.9

21.9	The provisions of clauses 21.5 through 21.8 shall not apply to the founding shareholders or their substitutes.10

4 Amendment No. 25

5 Amendment No. 9

6 Amendment No. 28

7Amendment No. 31

8 Amendment No. 31

9 Amendment No. 25

10 Amendment No. 31

22.
Placing a Charge on Means of Control

Any shareholder in the company that holds the License, or a shareholder in an Interested Party in the same company, is not allowed to encumber his/her shares, in a way that the realization of the charge would cause a change in the ownership in ten percent (10%) or more of any of the Means of Control in the Licensee, unless the charge agreement includes a constraint, according to which the charge cannot be realized without prior consent, in writing, by the Minister.

22A.	Israeli Requirement and Holdings of Founding Shareholders or their Substitutes11

22A.1.
The total cumulative holdings of the "Founding Shareholders or theirSubstitutes", as defined in Article 21.8, (including anyone that is an “Israeli Entity” as defined in Article 22.2A below, that purchased Means of Control from the Licensee and received the Minister’s approval to be considered a founding shareholder or their substitute from the date set by the Minister), and are bound by an agreement for the fulfillment of the provisions of Article 22A of the License (in this Article they will all be considered “Founding Shareholders or their Substitutes”) shall not be reduced to less than 26% of each of the Means of  Control in the Licensee.

22A.2
The total cumulative holdings of "Israeli Entities", one or more, that areconsidered as one of the Founding Shareholders or their Substitutes, from the total holdings of Founding Shareholders or their Substitutes as set forth in Article 22A.1 above, shall not be reduced at all times to less than 5% of the total issued share capital and from each of the Means of Control in the Licensee. For this matter, the issued share capital of the Licensee shall be calculated by deducting the number of “Dormant Shares” held by the Licensee.

In this Article-

"Israeli Entity"- for an individual-an Israeli citizen or resident of Israel,  For a corporation- a corporation that was incorporated in Israel and an individual that is a citizen and a resident of Israel, controls the corporation either directly or indirectly, as long as the indirect control shall be only through a corporation that was incorporated in Israel, one or more. However, for the matter of indirect holdings, the Prime Minister and the Minister of Communications may approve holdings through a corporation that has not been incorporated in Israel, as long as the corporation does not directly hold shares in the Licensee, and only if they are convinced that this will not derogate from the provisions of this article. For this matter,  “Israeli citizen”- as defined in the Nationality Law, 5712-1952; “resident”-as defined in the Inhabitants Registry Law, 5725-1965.

For this matter, "Dormant Shares"- as defined in Article 308 of the Companies Law, 5759-1999.

11
Amendment No. 31-Amendment No. 31 will come into effect upon completion of all of the obligations set forth in article 22A and no later than 30 June 2005, in accordance with the Ministry of Communications document 62/05-4031 dated 13 March 2005

22A.3
At least one tenth (10%) of the members of the Board of Directors of the Licensee shall be appointed by the Israeli Entities as set forth in Article 22A.2. Notwithstanding the above-mentioned, for this matter- if the Board of Directors of the Licensee shall consist of up to 14 members – at least one director shall be appointed by the Israeli entities as set forth in Article 22.2A above, if the Board of Directors of the Licensee shall consist of between 15 and 24 members-at least 2 directors shall be appointed by the Israeli entities as set forth in Article 22.2A above and so on and so forth.

22A.4
The Licensee's Board of Directors shall appoint from among its members that have security clearance and security compatibility  to be determined by the General Security Service  (hereinafter: “ Directors with Clearance”) a committee to be designated  "the  Committee for Security Matters", or CSM.

The CSM shall consist of at least 4 Directors with Clearance including at least one External Director. Security matters shall be discussed, subject to Article 22A.5, solely by the CSM. A resolution that was adopted or an action that was taken by the CSM, shall have the same effect as a resolution that was adopted or an action that was taken by the Board of Directors and shall be discussed by the Board of Directors only if necessary in accordance with Article 22A.5 and subject to Article 22A.5.

In this article-“security matters”-as defined in the Bezeq Order (Determination of Essential Service Provided by “Bezeq”, the Israeli Telecommunications Company Ltd), 5757-1997, as of March 9, 2005.

22A.5
Security matters that the Board of Directors or the Audit Committee of the Licensee shall be required to consider in accordance with the mandatory provisions of the Companies Law, 5759-1999, or in accordance with the mandatory provisions of any other law that applies to the Licensee shall be discussed, if they need to be discussed by the Board of Directors or the Audit Committee, only in the presence of Directors with Clearance. Directors that do not have security clearance shall not be allowed to participate in this Board of Directors or Audit Committee meeting and shall not be entitled to receive information or to review documents that relate to this matter. The legal quorum for such meetings shall include only Directors with Clearance.
The Licensee may set out in its Articles of Association that an Office Holder, who in the capacity of his position or based on the provisions of the law or the Articles of Association, should have received information or participate in security matter meetings and this was denied him due to Article 22A.5, will be released  from any liability for any claim of breach of  duty of care towards the Licensee, if the breach of duty of care was  a result of his or her inability to participate in the meetings or receive  information.

22A.6	The shareholders at a general meeting shall not be entitled to assume, delegate, transfer or exercise any of the authorities granted to another organ in the company, regarding security matters

22A.7
(a) The Minister shall appoint an observer for the Board of Directors and committee meetings, who has security clearance and security compatibility that will be determined by the General Security Services.

(b) The observer shall be a government employee, qualified to serve as a director, in accordance with Chapter C of the Government Companies Law, 5735-1975.

(c) In addition, and without derogating from any duty imposed on him by any law, the observer shall be bound by confidentiality towards the Licensee, except as the matter may be required  to fulfill his  responsibilities as an observer. The observer shall not act as an observer or in any other capacity for any entity that deals with the provision of telecommunication services and directly competes  with the Licensee, and shall refrain from any conflict of interest between his position as an observer and between the Licensee, excluding conflicts of interest that result from his being a government employee that is fulfilling his responsibilities  as an observer with the Licensee. The observer shall undertake towards the Licensee not to serve as an observer or an office holder, and not to fulfill a position or be employed, directly or indirectly by any  entity that directly competes  with the Licensee or  has a conflict of interest with the Licensee, excluding a conflict of interest that results from his being a government employee that is fulfilling his responsibilities as an observer with the Licensee throughout the duration of his position as an observer with the Licensee and for eighteen months  after he completes this term.
In any case of a dispute regarding a conflict of interest of the observer, the matter shall be decided by the State Attorney General or a person on his behalf.

(d) Notices to Board of Director and committee meetings, including the CSM, shall be sent to the observer and he shall be entitled to participate as an observer in each such meeting.

(e) The observer's entitlement to receive information from the Licensee, shall be the same as a director. If the Licensee believes that certain information that is sensitive business information is not required by the observer in order to fulfill his duties, the Licensee may delay delivery of such information to the observer and shall inform him accordingly. If the observer believes that he should receive such information, the matter shall be decided by the head of the General Security Services.

(f) If the observer believes that the Licensee adopted or is about to adopt a resolution regarding security matters, contrary to the provisions of the License, contrary to Article 13 of the Law or contrary to the provisions of Article 11 of the General Security Services Law, 5762-2002, he shall immediately notify the Licensee in writing. Such a notice shall be sent to the chairman of the Board of Directors and to the chairman of the CSM and adequate time shall be given, under the circumstances of the case, to remedy the breach or to change the resolution, if possible.

22A.8	The provisions of Article 22A of the License shall be adopted in the Articles of Association of the Licensee.

Section C: Cross-Ownership and Conflict of Interests

23.	Prohibition of Cross-Ownership

23.1
The Licensee, an Office Holder or an Interested Party in the Licensee, as well as an Office Holder in an Interested Party in the Licensee, shall not hold, either directly or indirectly, five percent (5%) or more of any Means of Control in a Competing MRT Operator, and shall not serve as an Office Holder in a Competing MRT Operator or in an Interested Party in a Competing MRT Operator; for this matter, “Holding” includes holding as an agent.

23.2
Notwithstanding the provisions of Paragraph 23.1, the Minister may, based upon written request, permit an Office Holder in the Licensee to serve as an Office Holder in an Interested Party in a Competing MRT Operator, or permit an Office Holder in an Interested Party in the Licensee to serve as an Office Holder in a Competing MRT Operator or in an Interested Party in a Competing MRT Operator, if he is satisfied, that this will not harm the competition in MRT Services;  the Minister may condition the granting of such permit on conditions that the Office Holder must fulfill for prevention of harm to the competition as aforesaid.

23.3
Notwithstanding the provisions of Paragraph 23.1, an Interested Party in the Licensee, which is a trust fund, an insurance company, an investment company or a pension fund, may hold up to ten percent (10%) of the Means of Control in a Competing MRT Operator, and an Interested Party in a Competing MRT Operator, which is a trust fund, an insurance company, an investment company or a pension fund, may hold up to ten percent (10%) of the Means of Control in the Licensee, provided it does not have a representative or an appointee on its behalf among the Office Holders of a Competing MRT Operator or of the Licensee, as the case may be, unless it is required to do so by law.

23.4
The Licensee, an Office Holder or an Interested Party in the Licensee, as well as an Office Holder in an Interested Party in the Licensee, will not control a Competing MRT Operator, and will not cause it, by any act or omission, to be controlled by a Competing MRT Operator or by an Office Holder or an Interested Party in a Competing MRT Operator, or by an Office Holder in an Interested Party in a Competing MRT Operator, or by a person or corporation that controls a Competing MRT Operator.

23.5	The rate of indirect holding in a corporation will be a product of the percentage of holdings in each stage of the chain of ownership, subject to what is set out in Paragraph 23.6; for example:

(A)	‘A’ holds 40% in Company ‘B’;

(B)	Company ‘B’ holds 40% in Company ‘C’;

(C)	Company ‘C’ holds 25% in Company ‘D’;

(D)	Therefore, Company ‘A’ holds, indirectly, 4% of Company ‘D’.

23.6
For the matter of this Paragraph and Paragraphs 14.1 (G) (6), (7), (8), (8a), (9) and 21.4, if a certain body (hereinafter: “the Controlling Body”) controls another body that has holdings, directly or indirectly, in the Licensee (hereinafter: “the Controlled Body”), the Controlling Body, and also any other body controlled by the Controlling Body, will be attributed with the rate of holdings in the Licensee that the Controlled Body has, directly or indirectly; according to the following examples:

A.	Direct holdings:

(1)	‘A’ holds 50% in Company ‘B’, and controls it;

(2)	Company ‘B’ holds 50% in Company ‘C’, and controls it;

(3)	Company ‘C’ holds 10% in the Licensee and does not control it;

(4)
Therefore, notwithstanding that ‘A’s’ holdings in the Licensee in accordance with the instructions of Paragraph 5.6 are 2.5%, ‘A’ and also any body controlled by ‘A’ will be deemed as an Interested Party holding 10% in the Licensee.

B.	Indirect holdings:

(1)	‘A’ holds 50% of Company ‘B’ and controls it;

(2)	Company ‘B’ holds 40% of Company ‘C’ and controls it;

(3)	Company ‘C’ holds 40% of Company ‘D’ and does not control it;

(4)	Company ‘D’ holds 40% of the Licensee and does not control it;

(5)
Therefore, ‘A’ and any body controlled by ‘A’ will be regarded as having a holding in the Licensee at the rate of holdings of Company ‘C’ in the Licensee, which is holdings of 16% (according to the method set out in Paragraph 23.5 for the calculation of the rate of indirect holdings in the absence of control), and in this manner, ‘A’ and any body controlled by ‘A’ is an Interested Party in the Licensee.

23.7
If a certain body has indirect holding in the Licensee, through two or more Interested Parties, then for the purpose of its definition as an Interested Party, and for the purpose of determining the rate of holding with regard to this Paragraph, the greatest indirect rate of holding will be taken into account, and also any rate of holding that derives from the chain of holdings through which the said holding body is attributed with the holdings of corporations controlled by it in accordance with the provisions of Paragraph 23.6;  the rates of holdings that derive from two or more chains that will be taken into account as stated above, will be cumulative for the purpose of calculating the rate of holdings.

23.8
The Minister may, in response to a written request, permit an Interested Party in the Licensee to hold, either directly or indirectly, five percent (5%) or more in any of the Means of Control of a Competing MRT Operator, if the Minister is satisfied that this will not harm competition in the MRT field; 12the Minister may condition the granting of the said permit on a condition that the Interested Party in the Licensee or competing MRT Operator is an Interested Party merely by virtue of the provisions of Article 23.6 .

24.
Prohibition of Conflict of Interests

The Licensee, any body in which the Licensee is an Interested Party, an Office Holder in the Licensee or an Interested Party in the company holding the License or an Office Holder in an Interested Party therein, will not be party to any agreement, arrangement or understanding with a Competing MRT Operator, or an Interested Party or an Office Holder in it, or an Office Holder in an Interested Party in a Competing MRT Operator, or any other body in which a Competing MRT Operator is an Interested Party, which are intended to or might reduce or harm competition in anything that pertains to MRT Services, MRT Terminal Equipment or any other Telecommunications Services.

12 Amendment No. 10

[THIS DEED OF VOTE IS A CONVENIENCE TRANSLATION FROM THE BINDING
HEBREW VERSION OF DEED OF VOTE (KTAV HATZBA'A) REQUIRED BY
ISRAELI LAW]

Date: March 31, 2011

Partner Communications Company Ltd.
  Deed of Vote

  Part I
In accordance with the Companies Regulations (Deeds of Vote and Position Notices) of 2005

Name of the Company: Partner Communications Company Ltd. (the “Company”).
Type, date and place of meeting: Annual General Meeting (the “AGM”) will be held on May 5, 2011 at 10:00 am. (Israel time), at the Company's offices, 8 Ha’amal Street, Rosh Ha’ayin, Israel or at any adjournment thereof. The telephone number for inquiries is #972-54-781-4191.

Pursuant to the Israeli Companies Law of 1999 (the “Israeli Companies Law”) and the Israeli Companies Regulations (Deeds of Vote and Position Notices) of 2005 (the “Deed of Vote Regulations”), shareholders who will not attend the meeting in person may vote with respect to items no. 4-7 on the agenda by a Hebrew form of deed of vote (ktav hatzba'a) and these items are subject to provisions set forth in the Israeli Companies Law and the Deed of Vote Regulations (the “Regulations Procedure”). For the shareholder’s convenience, items no. 1-3 on the agenda are also included in this document although said items are not subject to the Regulations Procedure.

For the Shareholders’ convenience, below are the items on the agenda, which are not subject to the Regulations Procedure:

1.
Re-appointment of Kesselman & Kesselman, independent certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited group, as the Company's auditor for the period ending at the close of the next annual general meeting;

2.
Discussion of the auditor’s remuneration for the year ended December 31, 2010, as determined by the Audit Committee and by the Board of Directors, and the report of the Board of Directors with respect to the remuneration paid to the auditor and its affiliates for the year ended December 31, 2010; and

3.	Discussion of the Company’s audited financial statements for the year ended December 31, 2010 and the report of the Board of Directors for such period.

The items on the agenda, which are subject to the Regulations Procedure:

4.
Re-election of the following directors to the Company’s Board of Directors until the close of the next annual general meeting: Ilan Ben Dov, Erez Gissin, Dr. Shlomo Nass, Yahel Shachar and Avi Zeldman; approval of the compensation terms of several directors; approval (subject to adoption of Resolution 5 below) of insurance of the directors up for re-election at the AGM and of Mrs. Osnat Ronen; and approval (subject to adoption of Resolution 6 below), of indemnification of Mr. Avi Zeldman.

Under the Israeli Companies Law, the directors of the Company (other than the external directors (Dahatzim) who generally serve for three year terms) shall be appointed at the annual general meeting unless otherwise provided in the Company’s Articles of Association.

In accordance with Section 22A3 of the Company’s General License for the Provision of Mobile Radio Telephone Services using the Cellular Method in Israel dated April 7, 1998, as amended from time to time (the “License”), and with Article 23.2.6 of the Company’s Articles of Association, notwithstanding any other provision of the Articles of Association, a Qualified Israeli Director (as defined in the Articles of Association) shall be appointed as a member of the Board of Directors, and may be removed from such office, only upon written notice to the Company Secretary of his or her appointment or removal by Founding Israeli Shareholders holding Minimum Israeli Holding Shares (as both terms are defined in the Articles of Association) (the "Founding Israeli Shareholders"). The Founding Israeli Shareholders have appointed Mrs. Osnat Ronen as a Qualified Israeli Director on or prior to December 7, 2009. Mrs. Osnat Ronen serves as a General Partner of Viola Private Equity since January 2008 and serves as a director on the Board of Directors of the following companies: Amiad Filtration Systems Ltd., Aeronautics Systems Ltd. (and its subsidiaries), Ads Market Ltd., Orad Hi-Tech Ltd., D-pharm Ltd. and Degania Silicone Ltd. From 2001 until 2007, Mrs. Ronen was the Deputy Chief Executive Officer of Leumi Partners (formerly Leumi & Co. Investment House), the private equity investment arm and investment banking services arm of the Leumi Group. Between 2004 and 2007, Mrs. Ronen was the Deployment Strategy & Execution Manager of the Bachar reform implementation of the Leumi Group. Prior to these positions, she served as Deputy Head of the Subsidiaries Division of the Leumi Group from 1999 until 2001. Mrs. Ronen was also a member of the following Boards of Directors: Audiocodes Ltd., Keshet Broadcasting Ltd., Paz Oil Company Ltd., Direct Insurance, Leumi Card, Fox Group Ltd., Arab Israeli Bank, Leumi Mortgage Bank and more. Mrs. Ronen holds an M.B.A. degree and a BSc degree in mathematics and computer science from Tel Aviv University. To the best knowledge of the Company and the Company's Directors, Mrs. Ronen is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Act of 1968) in the Company. Mrs. Ronen was born on 29.11.1962; I.D No. 057972077; Citizenship: Israeli; Residing at: 13 Z' Be'heshvan Street, Ramat Hasharon.

Under the Company's Articles of Association, the Board of Directors has the right to elect any person as a director and to fill an office which became vacant. Any director elected in such manner shall serve in office until the coming annual meeting and may be re-elected. Accordingly, the Board of Directors has elected on February 22, 2011, Mr. Avi Zeldman as a director of the Company, instead of Mr. Yaron Bloch. Mr. Zeldman was recommended by Bank Leumi Ltd. and, as announced in 2009 by Scailex Corporation Ltd. (“Scailex”), the Controlling Party (as such term is defined in the Israeli Companies Law) of the Company, Scailex must use its voting power in the Company to cause the election of at least one director recommended by Bank Leumi Ltd.

All the directors listed below will terminate their office as directors of the Company as of the end of the AGM. It is proposed that these directors be re-elected until the close of the next annual general meeting, unless their office becomes vacant earlier in accordance with the provisions of the Israeli Companies Law and the Company's Articles of Association. No change is made hereby to the service of Mrs. Osnat Ronen as a Qualified Israeli Director and to the service of Dr. Michael Anghel and Mr. Barry Ben-Zeev (Woolfson) as external directors (Dahatzim) of the Company.

Mr. Ilan Ben Dov, Dr. Michael Anghel, Mr. Barry Ben-Zeev (Woolfson),  Mr. Erez Gissin, Dr. Shlomo Nass, Mr. Yahel Shachar, Mrs. Osnat Ronen and Mr. Avi Zeldman were determined by the Board of Directors to be “accounting and financial experts” under the Israeli Companies Law and regulations promulgated thereunder. Dr. Anghel, Mr. Ben-Zeev (Woolfson), Mr. Gissin, Dr. Nass and Mrs. Ronen also qualify as independent directors according to U.S. law.

The Audit Committee and Board of Directors have noted the respective personal interests of the directors to be re-elected and of Mrs. Ronen. The Audit Committee and Board of Directors have further resolved and recommended to the shareholders at the AGM, (a) to approve a compensation for Mr. Gissin, Dr. Nass and Mrs. Ronen commencing from the close of the AGM, for their respective services to the Company as directors, equal to: (i) an annual fee of NIS 180,000 (one hundred and eighty thousand NIS); and (ii) an attendance fee of NIS 4,000 (four thousand NIS) per meeting, applicable from the fifth meeting per year (whether participating in person, by means of communication, or in writing), in each such case, linked to the Israeli Consumer Price Index published for December 2007, but in any event no less than an aggregate amount per annum equal to U.S. $50,000 (U.S. Dollars fifty thousand) previously approved by the shareholders, (the “Compensation”), and (b) to approve the reimbursement of reasonable expenses incurred or to be incurred in connection with the performance of position of the directors up for re-election and Mrs. Ronen.

The Audit Committee and Board of Directors have approved, and recommended to the shareholders at the AGM, to approve that (i) subject to adoption of Resolution 5 below, all directors up for re-election and Mrs. Ronen will benefit from the Company's D&O insurance policies; and (ii) subject to adoption of Resolution 6 below, Mr. Zeldman will be granted an indemnification letter. No change is made hereby to the respective existing terms of the indemnification of the other directors, which will continue in full force and effect.

              Ilan Ben Dov serves as Chairman of the Board of Directors of Partner. Mr. Ben Dov has been a director of Partner since October 28, 2009, and is currently a member of the Investment Committee, the Hedging Committee and the Compensation & Nominations Committee. Mr. Ben Dov serves as Chairman of the Board of Directors of Suny Electronics Ltd. ("Suny") and previously had served as its Joint Chief Executive Officer for approximately fifteen years (until May 2009). Mr. Ben Dov also serves as Chairman of the Board of Directors of Scailex. He also currently serves as a director of Tapuz Anashim Ltd., Derech HaLotus Ltd., Refuat Halotus Ltd., Tao Tsuot Real Estate Ltd., Ben Dov Investments Ltd., I. Ben Dov Investments Ltd. and Harmony (Ben Dov) Ltd., as well as subsidiaries of Suny. Mr. Ben Dov served as the Chairman of the Board of Directors of Tao Tsuot Ltd. To the best knowledge of the Company and the Company's Directors, Mr. Ben Dov is not a Family Member of another Interested Party in the Company. Mr. Ben Dov was born on 16.1.1957; I.D. No. 054676168; Citizenship: Israeli; Residing at: 14 Mishmar ha-Gvul Street, Tel Aviv.

Erez Gissin has been a director of Partner since August 1998, and is currently a member of the Audit Committee. Since April 2005, Mr. Gissin has been a private investor through his management and investment company BCCL. For the prior five years, Mr. Gissin has been the CEO of IP Planet Network Ltd., an Israeli telecommunication company providing satellite broadband services. Previously,  he was the Vice President of Business Development of the Eurocom Group, an Israeli leader in telecom and internet products and services. Mr. Gissin also serves as a director of several private companies. Mr. Gissin holds a Bachelor of Science in Industrial Engineering from Tel-Aviv University and an M.B.A degree from Stanford University, California. To the best knowledge of the Company and the Company's Directors, Mr. Gissin is not a Family Member of another Interested Party in the Company. Erez Gissin was born on 28.9.1956; I.D No. 055485122; Citizenship: Israeli; Residing at: 34 Neve Re'im Street, Ramat Hasharon.

Dr. Shlomo Nass has been a director of Partner since November 1, 2009, and is currently a member of the Audit Committee and the Investment Committee. Dr. Nass is the senior partner at Dr. Shlomo Nass and Co. Dr. Nass serves as President, Partner and Chairman of the Board of Directors in I.G.B. - Israel Global iInvestments (1999) Ltd., IRS-TKB International Consultants Ltd., Chaniman Entrepreneurship Ltd., Shir Lak Ltd. and M. D. K. Touch Ltd.,  the Chairman of the Board of Directors of Tao Tsuot Ltd. and serves as a director on the Board of Directors of the following companies: NMC United Entertainment Ltd., Aviv Arlon Ltd., Click Software Technologies Ltd., The Blue Shore Development Company (Tel Aviv- Herzliya) Ltd. and Darban Investments Ltd. Dr. Shlomo Nass was the Vice Chairman of The Public Advisory Committee on Trade Levies. Dr. Nass served in the past as Chairman of the Board of Directors of The Israel Electric Corp. and Chairman of the Board of Directors of Ayalon Insurance Co. and a director in IBC-Industrial Buildings Corporation Ltd. (Mivnei Ta’asiya), Tao Tsuot Nadlan and Formula Systems 1985 Ltd. Dr. Nass holds a B.Sc. degree in economics and accounting, an LL.B. degree and a Ph.D degree in law, all from Bar-Ilan University. Dr. Nass is also a Certified Public Accountant in Israel, a member of the Israel Bar and a Certified Information System Auditor by C.I.S.A. (USA). To the best knowledge of the Company and the Company's Directors, Dr. Nass is not a Family Member of another Interested Party in the Company. Shlomo Nass was born on 8.6.1960; I.D. No. 011710738; Citizenship: Israeli; Residing at: llA Rambam Street, Givat Shmuel.

Yahel Shachar has been a director of Partner since October 28, 2009, and is currently a member of the Investment Committee and the Compensation & Nominations Committee. He also serves as a director of 012 Smile Telecom Ltd., a wholly-owned subsidiary of Partner. Mr. Shachar serves as the Chief Executive Officer of Scailex for the last four and a half years and as the Chief Executive Officer of Suny for the last year. Mr. Shachar joined Scailex in December 2001 as Chief Financial Officer. Mr. Shachar is also a director on the Board of Directors of Tapuz Anashim Ltd. Previously, Mr. Shachar served as Chief Operating Officer at BVR Technologies Ltd. for three years. Mr. Shachar holds an LL.M. degree from Georgetown University in Washington, D.C., and an LL.B. degree from the Tel-Aviv University and he is a member of the Israeli and New York bar associations. To the best knowledge of the Company and the Company's Directors, Mr. Shachar is not a Family Member of another Interested Party  in the Company. Yahel Shachar was born on 15.3.1962; I.D. No. 057484826; Citizenship: Israeli; Residing at: 3 Derech ha-Ganim Street, Kiryat-Ono.

Avi Zeldman has been a director of Partner since February 22, 2011. Mr. Zeldman served from 1999-2010 as the Chief Executive Officer of Leumi Partners Ltd., a fully owned subsidiary of Bank Leumi and as Chairman of the Board of Directors of Leumi Mortgage Bank, Ltd. from 1987-2010. In addition, he served from 1988 until 1999 as a senior management member of Bank Leumi in his capacity as head of the banking division and all of the bank branches in Israel. Mr. Zeldman currently serves on the Board of Directors of the following companies: Fox-Weizel Ltd., Super-Pharm (Israel) Ltd., Techno Rov Holdings (1993) Ltd. and, Archimedes Global (Cyprus) Ltd. Mr. Zeldman studied Economics and Statistics as well as Business Administration Studies at Haifa University. To the best knowledge of the Company and the Company’s Directors, Mr. Zeldman is not a Family Member of another Interested Party in the Company. Avi Zeldman was born on 23.8.48; I.D. No.05795919; Citizenship: Israeli; Residing at: 6 Shivtei Israel, Raanana.

It is proposed that at the AGM the following resolutions be adopted:

(i)
“RESOLVED, that Messrs. Ilan Ben Dov, Erez Gissin, Dr. Shlomo Nass, Yahel Shachar and Avi Zeldman are re-elected to serve as directors of the Company until the close of the next annual general meeting, unless their office becomes vacant earlier in accordance with the provisions of the Israeli Companies Law and the Company’s Articles of Association;

(ii)
RESOLVED, that (A) the Compensation of Mr. Gissin, Dr. Nass and Mrs. Ronen commencing from the close of the AGM is approved, and (B) the reimbursement of expenses of each of the directors up for re-election and Mrs. Ronen is approved;

(iii)
RESOLVED, that (A) subject to adoption of Resolution 5 below, all directors up for re-election and Mrs. Ronen will benefit from the Company's D&O insurance policies; and (B) subject to adoption of Resolution 6 below, Mr. Avi Zeldman will be granted an indemnification letter (the indemnification of the other directors will continue to apply in full force and effect); and

(iv)	RESOLVED, that these resolutions are in the best interest of the Company.”

5.	(A) Approval and ratification of the renewal of a “D&O” Insurance Policy and approval of the extension of the D&O Policy; and (B) approval of the entry into a new “D&O” Insurance Policy.

Further to the approval of the shareholders on October 22, 2009, the Company participated in a Directors and Officers Insurance Plan (the “Prior D&O Policy”) of US $50M insurance cover for liability of the Company's directors, officers and employees acting in their managerial and/or supervisory capacity for wrongful acts committed following acquisition of control by Scailex on October 28, 2009. The Prior D&O Policy expired on July 31, 2010.

The Prior D&O Policy was renewed for an additional period of 12 months until July 31, 2011 (the “Renewed D&O Policy”). The premium payable for such renewal was U.S. $275,000.

The Company would like to extend the Renewed D&O Policy by a further six-month period until January 31, 2012 (the “Extended Renewed D&O Policy”), under the same terms and conditions, at a pro rata additional premium less a rebate of 5% totalling U.S. $130,625 for such period. In parallel to the extension of the Renewed D&O Policy, Scailex - the Controlling Party of the Company - has acquired a D&O insurance policy from the same insurer for a 12 month period. The parallel acquisition enabled the Company to enjoy better terms (such as the rebate) and probably also enabled Scailex to enjoy better terms. The Audit Committee and Board of Directors of the Company have determined that the Extended Renewed D&O Policy is on market terms, in the ordinary course of the Company’s business and does not have a material effect on the Company’s assets, liabilities or profits.

The Company would also like to renew or acquire a new D&O Insurance Policy (in each such case, the “New D&O Policy”) commencing from February 1, 2012 of up to US $50M insurance cover for liability of the Company's directors, officers and employees acting in their managerial and/or supervisory capacity for wrongful acts committed after October 28, 2009 for a period of up to three years (or for several periods, not exceeding three years in the aggregate); provided, that prior to acquisition of that policy, each of the Audit Committee and Board of Directors will determine (the “Determination”) that it is on market terms, in the ordinary course of business of the Company and does not have a material effect on the Company’s assets, liabilities or profits. The annual premium to be paid by the Company for such cover shall not exceed U.S. $750,000; provided, that a further approval of the Audit Committee and Board of Directors of the Company will be required to the extent the premium exceeds U.S. $500,000. The New D&O Policy may be also acquired in parallel to Scailex, to enable the Company to enjoy better terms.

The Audit Committee and the Board of Directors have resolved (i) to approve and ratify, and to recommend to the shareholders at the AGM to approve and ratify, the Renewed D&O Policy; and to approve, and to recommend to the shareholders at the AGM to approve, the Extended Renewed D&O Policy; and (ii) to approve, and to recommend to the shareholders at the AGM to approve, subject to the Determination, the New D&O Policy.

The Audit Committee and the Board of Directors also resolved that each of the Renewed D&O Policy, the Extended Renewed D&O Policy and the New D&O Policy is in the best interest of the Company.

The Directors have noted that they all have a Personal Interest (as defined in Israeli Companies Law) in this matter. The Audit Committee and the Board of Directors of the Company have noted the Personal Interest in each of the Extended Renewed D&O Policy and the New D&O Policy of Mr. Ben Dov (the Controlling Party in Scailex, who is the Chairman of the Company's Board of Directors) and, for the sake of caution, of Mr. Shachar (a Director in the Company and the CEO of Scailex and Suny). Accordingly, Messrs. Ben Dov and Shachar (none of whom being a member of the Audit Committee), did not vote in the Board of Directors' meeting on approval of the Extended Renewed D&O Policy and the New D&O Policy.

It is proposed that at the AGM the following resolutions be adopted:

(i)	(A)
“RESOLVED, to approve and ratify the Renewed D&O Policy and the payment of a premium therefor of U.S. $275,000, and to approve the Extended Renewed D&O Policy and the payment of a premium therefor of U.S. $130,625.

(B)
RESOLVED, to approve (subject to the Determination) the entry into the New D&O Policy and the payment of an annual premium therefor in an amount not exceeding U.S. $750,000; provided, that a further approval of the Audit Committee and Board of Directors will be required to the extent the premium exceeds U.S. $500,000, commencing on February 1, 2012 for a period of up to three years (or for several periods, not exceeding three years in the aggregate).

(ii)	RESOLVED, that these resolutions are in the best interest of the Company.”

6.	Approval and ratification of the grant of an Indemnification Letter to Mr. Avi Zeldman (all other directors continue to benefit from the existing indemnification thereof).

The Israeli Companies Law and the Company’s Articles of Association authorize the Company, subject to the required approvals, to indemnify in advance directors and other Office Holders (as such term is defined in the Israeli Companies Law) of the Company for liabilities or expenses he or she incurs, or that is imposed on him or her, as a result of action or inaction by such person (or together with other directors or officers of the Company) in his or her capacity as a director or officer of the Company for certain liabilities, as described in the Proxy Statement distributed with this Deed of Vote.

On October 22, 2009 the shareholders of the Company approved the grant of an indemnification letter, substantially in the form attached hereto as Annex “C” (the “Indemnification Letter”) to each of the Company's then current and future directors. For the sake of good order, the Company wishes to issue to Mr. Zeldman, serving as the Company's director, or serving as a director or officer on behalf of the Company in other companies (the “Indemnified Person”) an Indemnification Letter substantially in the form attached hereto as Annex “C”. No change is made to the provisions of the existing respective Indemnification Letters of the other directors, which continue in full force and effect. The aggregate indemnification amount payable by the Company to all the directors, officers and other indemnified persons pursuant to all letters of indemnification issued or that may be issued to them by the Company in the future will not exceed the higher of (i) 25% of shareholders equity and (ii) 25% of market capitalization, each as measured at the time of indemnification.

The Audit Committee and the Board of Directors of the Company have approved the grant of the Indemnification Letter to the Indemnified Person and resolved that such resolution is in the best interest of the Company.

The Directors have noted that Mr. Zeldman has a Personal Interest in this matter.

It is proposed that at the AGM the following resolutions be adopted:

(i)	“RESOLVED, to approve and ratify the Company’s undertaking to indemnify Mr. Zeldman and to provide him with an Indemnification Letter, substantially in the form attached hereto as Annex “C”; and

(ii)	RESOLVED, that the resolution is in the best interest of the Company.”

7.
Approval and ratification as a “framework transaction” of the purchase of handsets, accessories, spare parts and repair services under a revised agreement with Scailex Corporation Ltd., the controlling party of the Company.

The shareholders of the Company have approved and ratified on April 28, 2010, a perennial agreement with Scailex, the Controlling Party of the Company, to purchase, from time to time, cellular handsets, accessories and spare parts manufactured by Samsung (the “Products”) that are imported to and marketed in Israel by Scailex, for repair services of such Products and additional commercial arrangements between Scailex and the Company regarding  annual purchase volumes of the Products and annual gross profit-margin of Scailex from transactions with the Company (the “Existing Samsung Products Agreement”). The main terms of the Existing Samsung Products Agreement (as approved by the shareholders) are detailed in the Proxy Statement distributed with this Deed of Vote.

The shareholders approved the Existing Samsung Products Agreement subject to certain conditions reported previously.

Since approval of the Existing Samsung Products Agreement, the global cellular market and the market in Israel have significantly evolved. Additionally, commencing from the last quarter of 2010, a substantial increase in the sales of high-cost Smart-phones - worldwide and in Israel - is occurring, in place of the “feature phones”. Among other things, Samsung Electronics Co. Ltd., as one of the leaders of the “smart-phones revolution” has increased its market share globally and locally. Finally, during 2011, the number of acquired cellular phones has increased in general. As a result, Partner expects that it will need to purchase much higher quantities of Smart-phones and other sophisticated Samsung products. Consequently, the terms of the existing Samsung Products Agreement do not allow the Company to acquire sufficient Products to address its (and its clients) growing demand and needs and the Company would like to revise the Existing Samsung Products Agreement (the “Revised Samsung Products Agreement”). The main terms of the Revised Samsung Products Agreement are detailed in the Proxy Statement distributed with this Deed of Vote.

For the sake of caution and due to the anticipated scope of the Revised Samsung Products Agreement, the Company is bringing the transaction for approval as an Extraordinary Transaction in which a Controlling Party has a Personal Interest (within the meaning of these terms, under the Israeli Companies Law).

The Audit Committee and the Board of Directors of the Company have noted the Personal Interest in the Revised Samsung Products Agreement of Mr. Ben Dov and, for the sake of caution, Mr. Shachar.

The Audit Committee and the Board of Directors approved the entry by the Company into the Samsung Products Agreement in accordance with certain conditions as detailed in the Proxy Statement distributed with this Deed of Vote.

The Audit Committee and the Board of Directors have resolved that under the circumstances and upon the conditions above, the transaction with Scailex is a transaction between a public company and its Controlling Party which is on market terms and in the ordinary course of business of the Company and that the transaction is in the best interest of the Company.

It is proposed that at the AGM the following resolutions be adopted:

(i)
“RESOLVED, that the Revised Samsung Products Agreement with Scailex, is hereby approved and ratified as a “framework transaction”. Accordingly, the Company may, from time to time, with effect from January 1, 2011, and for a period of three years, purchase Products and/or repair services from Scailex, on the terms and conditions set out in the Revised Samsung Products Agreement, in an aggregate amount in each calendar year not exceeding NIS 550 million (excluding VAT). The persons in charge of handsets procurement in the Company shall examine the prices of the Products offered to the Company by Scailex (including, without limitation, in Internet sales, by comparison to other suppliers of the Products and the prices in other markets in the world) and then evaluate their market prices, which will constitute the basis of negotiating their prices with Scailex. The Products will be purchased from Scailex on market terms for such purchases. The Company will bring to approval or ratification by the Audit Committee the procurement requirements each time it convenes (at least twice in each calendar quarter); provided, that a procurement requirement exceeding Partner's materiality threshold will also be brought for approval by the Board of Directors; and

(ii)	RESOLVED, that the transaction is on market terms and in the ordinary course of business of the Company and that the transaction is in the best interest of the Company. ”

For further details in respect of the items above and the complete wording of the proposed resolutions, kindly see the Proxy Statement distributed with this Deed of Vote by the Company on March 31, 2011.

Place and time for review of the full wording of the proposed resolutions:

The Proxy Statement, distributed with this Deed of Vote, contains the full text of the proposed resolutions and will be available for review at the Company offices, 8 Ha’amal Street, Rosh Ha’ayin, Israel, Sunday-Thursday, from 9a.m. to 5p.m. (Israel time) following advanced coordination at telephone number +972-54-7814191, until the time of the AGM, convened to approve the items on the agenda. In addition, the Proxy Statement is available on the websites: www.magna.isa.gov.il and www.maya.tase.co.il; and on the U.S. Securities and Exchange Commission’s EDGAR System http://www.sec.gov/edgar.shtml. The Proxy Statement includes additional information on the content of this Deed of Vote and it is important that the shareholders will also review it.

The required majority for each of the items on the agenda:

The affirmative vote of the holders of a majority of the Ordinary Shares, NIS 0.01 par value each, of the Company (the “Ordinary Shares”) present, in person or by proxy, and voting on the matter is required for the approval of item no. 1, to which the Regulations Procedure does not apply and of items no. 4-6, to which the Regulations Procedure does apply. No vote is required in connection with the discussion of items 2-3.

The vote of the holders of a majority of the Ordinary Shares participating at the AGM and voting on the matter is required for the approval of item no. 7, to which the Regulations Procedure apply; provided, that one of the following conditions is fulfilled: (i) the majority of votes in favor of the matter shall include at least one-third of the votes of shareholders not having a "Personal Interest" in that matter, which votes shall not include abstaining votes; or (ii) the total number of objecting votes of the shareholders mentioned in clause (i) does not exceed 1% of the total voting rights in the Company.

Notice of disclosure in respect of Personal Interest and Restrictions under the License:

In the second part of this Deed of Vote there is a designated space for marking and detailing whether a Personal Interest exists in the resolution as set in Section 275 of the Israeli Companies Law. If a shareholder does not so mark or detail, the shareholder’s vote shall not be counted in respect of item no. 7 on the agenda.

Each shareholder is also required to indicate if any of the shareholder’s holdings in Partner or vote requires the consent of the Minister of Communications pursuant to Partner’s License. If a shareholder does not so mark, the shareholder’s vote shall not be counted.

Validity of the Deed of Vote:

Deed of Vote submitted by shareholders who hold their shares through a member in the Tel-Aviv Stock Exchange (the “Exchange”) will be valid only if accompanied by an ownership certificate. Deed of Vote submitted by registered shareholders shall be valid only if accompanied by a copy of I.D., passport or incorporation certificate.

A Deed of Vote shall be submitted to the Company or mailed by registered mail, so it arrives to the Company’s office no later than seventy two hours prior to the time of the AGM.

The Company’s address for submission of Deeds of Vote and Position Notices is:

Roly Klinger, Adv., Vice President, Legal Affairs and Company Secretary, Partner Communications Company Ltd., 8 Ha’amal Street, Rosh Ha’ayin, 48103 Israel (kindly mark clearly "deed of vote" or “position paper” on the envelope).

The deadline for submission of Position Notices and the Board’s response to such Notices are:

The deadline for submission of Position Notices (if any) by the shareholders in respect of items no. 4-7 on the agenda is: April 15, 2011.

The deadline for submission of the Board of Directors’ response to Position Notices is: April 22, 2011.

The Deed of Vote and Position Notices (if any) are available at the following websites:

Israel Securities Authority website: www.magna.isa.gov.il
Tel Aviv Stock Exchange website: www.maya.tase.co.il
U.S. Securities and Exchange Commission’s EDGAR System (only a convenience translation into English): http://www.sec.gov/edgar.shtml

Receipt of ownership certificates, Deeds of Vote and Position Notices:

A shareholder, whose shares are being held through a stock exchange member, is entitled to receive the ownership certificate in the branch of that stock exchange member or by the mail, if the shareholder requested. Such request shall be made in advance for a particular securities account.

A shareholder, whose shares are being held through an Exchange member, is entitled to receive from the stock exchange member who holds the share in the shareholder’s behalf, by e-mail, with no charge, a link to the text of Deed of Vote and to the Position Notices posted on the Israel Securities Authority website, unless the shareholder notified the Exchange member that the shareholder is not interested in receipt of such link or is interested in receipt of Deeds of Vote by mail (for consideration). Shareholder’s notice in respect of Deeds of Vote shall apply to Position Notices as well.

One or more shareholders holding shares conferring in the aggregate at least five percent of the Company’s voting rights and shareholders holding the same rate of the Company’s voting rights not held by the Company’s "Controlling Party" (as stated in Section 268 of the Israeli Companies Law), are entitled to review the Deeds of Votes as detailed in Regulation 10 of the Deeds of Vote Regulations.

As of March 27, 2011 the amount of shares equivalent to five percent of the Company’s voting rights is: 7,763,503 Ordinary Shares (excluding treasury shares).

As of March 27, 2011, the amount of shares equivalent to five percent of the Company’s voting rights not held by the Company’s Controlling Party (as stated in Section 268 of the Israeli Companies Law) is: 4,188,567 Ordinary Shares (excluding treasury shares).

Marking of Vote in the Deed of Vote:

Shareholder shall mark the shareholder's vote regarding each item on the agenda to which the Regulations Procedure applies (items no. 4-7), in the second part of this Deed of Vote. For the shareholder’s convenience, the shareholder’s vote regarding item no. 1 on the agenda, which is not subject to the Regulations Procedure, may be marked in the second part of this document. No vote is required in connection with the discussion of items 2-3 on the agenda.

Partner Communications Company Ltd.

Date: _______, 2011

  Deed of Vote
  Part II
In accordance with Regulation 5(a) of the Companies Regulations
(Deeds of Vote and Position Notices) of 2005

Name of the Company: Partner Communications Company Ltd. (the “Company”)
The Company’s address (for submitting and sending Deeds of Vote and Position Papers): Roly Klinger, Adv., Vice President, Legal Affairs and Company Secretary, Partner Communications Company Ltd., 8 Ha’amal Street, Rosh Ha’ayin, 48103 Israel (kindly mark clearly "deed of vote" or "position paper" on the envelope)
Company’s registration number: 52-004431-4
Time of the meeting: Thursday, May 5, 2011 at 10:00 Israel time.
Type of meeting: Annual general meeting
The Record Date: April 5, 2011

Note:

In parallel to distribution of this Deed of Vote, a Hebrew version of a Deed of Vote (ktav hatzba'a) per Israeli requirements will be distributed among the shareholders. The shareholders are requested to send only one version of a Deed of Vote (an English version or a Hebrew version, but not both). If both versions will be sent by shareholders, in case of contradiction between the two versions (as determined by the Company’s secretary), the vote shall be disqualified.

Shareholder’s Details:
Name of shareholder: _______________________________________
I.D. number: ______________________________________________
In case the shareholder does not hold an Israeli I.D.:
Passport number: __________________________________________
The country issuing the passport: _________________
In effect until: ____________________________________________
In case the shareholder is an entity:
Entity registration number: _______________________________
Country of organization: ___________________________________

Item No.	Subject of the Resolution	Votea			In respect of transaction’s approval pursuant sections 255 and 275 - do you have a “personal interest” in the resolutionb?
		For	Against	Abstain	Yesc	No
1)
Re-appointment of Kesselman & Kesselman, independent certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited group, as the Company's auditor for the period ending at the close of the next annual general meeting.

This item is not subject to the Regulations Procedure.

Irrelevant
2)
Discussion of the auditor’s remuneration for the year ended December 31, 2010, as determined by the Audit Committee and by the Board of Directors, and the report of the Board of Directors with respect to the remuneration paid to the auditor and its affiliates for the year ended December 31, 2010.

This item is not subject to the Regulations Procedure.

		Irrelevant			Irrelevant
3)
Discussion of the Company’s audited financial statements for the year ended December 31, 2010 and the report of the Board of Directors for such period.

This item is not subject to the Regulations Procedure.

		Irrelevant			Irrelevant
4)
Re-election of the following directors to the Company’s Board of Directors until the close of the next annual general meeting: Ilan Ben Dov, Erez Gissin, Dr. Shlomo Nass, Yahel Shachar and Avi Zeldman; approval of the compensation terms of several directors; approval (subject to adoption of Resolution 5 below) of insurance of the directors up for re-election at the AGM and of Mrs. Osnat Ronen; and approval (subject to adoption of Resolution 6 below), of indemnification of Mr. Avi Zeldman.

This item is subject to the Regulations Procedure.
Irrelevant

Item No.	Subject of the Resolution	Votea			In respect of transaction’s approval pursuant sections 255 and 275 - do you have a “personal interest” in the resolutionb?
		For	Against	Abstain	Yesc	No
5(A)	Approval and ratification of the renewal of a “D&O” Insurance Policy and approval of an extension of the D&O Policy. This item is subject to the Regulations Procedure.				Irrelevant
5(B)	Approval of the entry into a new “D&O” Insurance Policy. This item is subject to the Regulations Procedure.				Irrelevant
6)
Approval and ratification of the grant of an Indemnification Letter to Mr. Avi Zeldman (all other directors continue to benefit from the existing indemnification thereof).

This item is subject to the Regulations Procedure.

Irrelevant
7)
Approval and ratification as a “framework transaction” of the purchase of handsets, accessories, spare parts and repair services under a revised agreement with Scailex Corporation Ltd., the controlling party of the Company.

This item is subject to the Regulations Procedure.

Regarding the resolution on item no. 7, why do I have a “Personal Interest” in the resolutions?

*           *           *

Deeds of Vote submitted by shareholders who holds their shares through an Exchange member (under section 177(1) of the Israeli Companies Law) will be valid only if accompanied by an ownership certificate.

Deeds of Vote submitted by shareholders registered in the Company’s Shareholders Register will be valid only if accompanied by a copy of I.D., passport or organization certificate.

You must mark one of the following two boxes (if an X is not marked in either column, or if an X is marked in both columns, the vote shall be disqualified)d:

•
I, the undersigned, hereby declare that either my holdings or my vote requires the consent of the Minister of Communications pursuant to Sections 21 (Transfer of Means of Control) or 23 (Prohibition of Cross-Ownership) of the Company’s General License for the Provision of Mobile Radio Telephone Services using the Cellular Method in Israel dated April 7, 1998, as amended (the “License”).

•
I, the undersigned, hereby declare that neither my holdings nor my vote, require the consent of the Minister of Communications pursuant to Sections 21 (Transfer of Means of Control) or 23 (Prohibition of Cross-Ownership) of the License.

For your convenience, a translation of sections 21-24 to the License is attached as Annex “D” to the Proxy Statement distributed with this Deed of Vote.

________________________ Signature Name (Print): ______________ Title: ___________________ Date: ___________________

a If an X is not marked in either column, or if an X is marked in more than one column, the vote shall be considered as an abstention on the relevant item.

b Kindly provide details regarding the nature of the personal interest in the resolution at the designated space below. “Personal Interest” is defined in Section 1 of the Israeli Companies Law as a person’s personal interest in an act or a transaction of a company, including, without limitation, the personal interest of said person's relative and of another entity in which said person or said person's relative is an interested party, excluding a personal interest that stems from the fact of holding shares in the company

c If an X is not marked in either column, or if an X is marked in the “Yes” column and the shareholder does not provide detail regarding the nature of the personal interest, the vote shall be disqualified.

d In the event that the shareholder is an “Interested Party”, as defined in the License, voting in a different manner with respect to each part of the shareholder's Ordinary Shares, a separate Deed of Vote should be filed for each quantity of Ordinary Shares in respect of which the shareholder intends to vote differently.

DEED OF AUTHORIZATION

To:           Partner Communications Company Ltd. (the “Company”)

Attn:           Roly Klinger, Adv., Vice President, Legal Affairs and Company Secretary

Re: Annual General Meeting of Shareholders to be held on
Thursday, May 5, 2011 (the "Meeting")

I, the undersigned1 _________________________, (Identification No./Registration No. ________________), of ____________________________________________, being a registered holder of ______________________2 Ordinary Shares, par value NIS 0.01 per share (the "Ordinary Shares") of the Company, hereby authorize _________________, Identification No. _______________3, to participate and vote in my stead and on my behalf at the Meeting and in any adjournment of the Meeting of the Company, until I shall otherwise notify you.

I declare and detail in the designated space below whether I have a Personal Interest4 in the resolution on item no. 7 on the agenda: 5

Item No.	Subject of the Resolution	Yes6	No
(1)
Re-appointment of Kesselman & Kesselman, independent certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited group, as the Company's auditor for the period ending at the close of the next annual general meeting.
This item is not subject to the Regulations Procedure7.
Irrelevant
(2)
Discussion of the auditor’s remuneration for the year ended December 31, 2010, as determined by the Audit Committee and by the Board of Directors, and the report of the Board of Directors with respect to the remuneration paid to the auditor and its affiliates for the year ended December 31, 2010.
This item is not subject to the Regulations Procedure.
Irrelevant
(3)
Discussion of the Company’s audited financial statements for the year ended December 31, 2010 and the report of the Board of Directors for such period.
This item is not subject to the Regulations Procedure.
Irrelevant
(4)
Re-election of the following directors to the Company's Board of Directors until the close of the next annual general meeting: Ilan Ben Dov, Erez Gissin, Dr. Shlomo Nass, Yahel Shachar and Avi Zeldman; approval of the compensation terms of several directors; approval (subject to adoption of Resolution 5 below) of insurance of the directors up for re-election at the AGM and of Mrs. Osnat Ronen; and approval (subject to adoption of Resolution 6 below), of indemnification of Mr. Zeldman.
This item is subject to the Regulations Procedure.
Irrelevant
(5A)	Approval and ratification of the renewal of a “D&O” Insurance Policy and approval of an extension of the "D&O" Policy. This item is subject to the Regulations Procedure.	Irrelevant
(5B)	Approval of the entry into a new “D&O” Insurance Policy. This item is subject to the Regulations Procedure.	Irrelevant
(6)
Approval and ratification of the grant of an Indemnification Letter to Mr. Zeldman (all other directors continue to benefit from the existing indemnification thereof).
This item is subject to the Regulations Procedure.
Irrelevant
(7)
Approval and ratification as a “framework transaction” of the purchase of handsets, accessories, spare parts and repair services under a revised agreement with Scailex Corporation Ltd., the controlling party of the Company.
This item is subject to the Regulations Procedure.

1 Name of shareholder.

2 A shareholder is entitled to give several Deeds of Authorization, each of which refers to a different quantity of Ordinary Shares of the Company held by the shareholder, so long as the shareholder shall not give Deeds of Authorization with respect to an aggregate number of Ordinary Shares exceeding the total number the shareholder holds.

3 In the event that the proxy does not hold an Israeli Identification number, indicate a passport number, if any, and the name of the country  which issued the passport.

4 Kindly provide details regarding the nature of the personal interest in the resolution, at the designated space after the table (on page 2). “Personal Interest” is defined in Section 1 of the Israeli Companies Law of 1999 (the “Israeli Companies Law”) as a person’s personal interest in an act or a transaction of a company, including, without limitation, the personal interest of said person's relative and of another entity in which said person or said person's relative is an interested party, excluding a personal interest that stems from the fact of holding shares in the company

5 If an X is not marked in either column, or if an X is marked in the "Yes" column and the shareholder does not provide details, the authorization (and the vote thereunder) in respect of this item shall be disqualified.

6 Kindly provide details at the designated space below regarding  your "Personal Interest" (with respect to item no. 7).

7 Pursuant to the Israeli Companies Law and the Israeli Companies Regulations (Deeds of Vote and Position Notices) of 2005, shareholders who will not attend the meeting in person may vote with respect to items no. 4-7 on the agenda by a Hebrew form of deed of vote (ktav hatzba'a) and these items are subject to provisions set forth in the Israeli Companies Law and these regulations (the “Regulations Procedure”).

Regarding the resolution on item no. 7, why do I have a “Personal Interest” in the resolution?

I declare the following8:

•
I, the undersigned, hereby declare that either my holdings or my vote requires the consent of the Minister of Communications pursuant to Sections 21 (Transfer of Means of Control) or 23 (Prohibition of Cross-Ownership) of the Company’s General License for the Provision of Mobile Radio Telephone Services using the Cellular Method in Israel dated April 7, 1998, as amended (the “License”)9.

•
I, the undersigned, hereby declare that neither my holdings nor my vote, require the consent of the Minister of Communications pursuant to Sections 21 (Transfer of Means of Control) or 23 (Prohibition of Cross-Ownership) of the License.

Date: _____________	__________________________
Signature Name (print):_______________ Title: _____________________

8 If an X is not marked in either box, or if an X is marked in both boxes, this Deed of Authorization shall be disqualified. In the event that the shareholder is an “Interested Party,” as defined in the License, voting in a different manner with respect to each part of the shareholder's Ordinary Shares, a separate Deed of Authorization should be filed for each quantity of Ordinary Shares in respect of which the shareholder intends to vote differently.

9 A translation of sections 21-24 of the License is attached as Annex “D” to the Proxy Statement distributed with this Deed of Authorization.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Emanuel Avner
Name: Emanuel Avner
Title: Chief Financial Officer

Dated: March 31, 2011